
13000591


McDERMOTT
M

McDERMOTT INTERNATIONAL, INC.
2012 ANNUAL REPORT

Building for Growth

Financial Highlights



The Ichthys Gas-condensate Field Development SURF project is the largest subsea project win for McDermott to date. We are undertaking EPCI and pre-commissioning for production, transfer flowline and control systems as well as other associated SURF elements, including more than 17,600 tons of subsea equipment, a Riser Support Structure and installation aids in waters up to 902 feet deep. The contract scope includes installation of mooring systems for the FPSO vessel and Central Processing Facility.

ON THE COVER

Representing McDermott's expanding business in the subsea market, the North Ocean 102 transits to location to begin a cable lay project in the Middle East.

(Figures are presented on the basis of continuing operations; $ in millions, except per share amounts)	2010	2011	2012
Revenues	$ 2,403.7	$ 3,445.1	$ 3,641.6
Operating Income	$ 314.9	$ 250.7	$ 319.3
Net Income	$ 236.6	$ 151.5	$ 203.2
Earnings Per Diluted Share	$ 1.00	$ 0.64	$ 0.86
Weighted Average Shares	235.6	237.0	237.6
Cash and Investments*	$ 886.5	$ 731.8	$ 704.3
Long-term Debt	$ 55.3	$ 93.7	$ 102.7
Total Assets	$ 2,511.4	$ 2,934.0	$ 3,333.6
Backlog	$ 5,039.0	$ 3,881.0	$ 5,067.0

*Includes cash, cash equivalents, restricted cash and investments

Revenues
in millions



2010
$2,404
2011
$3,445
2012
$3,642

Operating Income
in millions



2010
$315
2011
$251
2012
$319

Backlog
in millions



2010
$5,039
2011
$3,881
2012
$5,067

NYSE: MDR

McDermott International, Inc. (NYSE:MDR) is a leading engineering, procurement, construction and installation ("EPCI") company focused on executing complex offshore oil and gas projects worldwide. Providing fully integrated EPCI services for upstream field developments, McDermott delivers fixed and floating production facilities, pipelines and subsea systems from concept to commissioning. McDermott's customers include national and major energy companies. Operating in approximately 20 countries across the Atlantic, Middle East and Asia Pacific regions, McDermott's integrated resources include more than 14,000 employees and a diversified fleet of marine vessels, fabrication facilities and engineering offices. McDermott has served the energy industry since 1923.

To Our Shareholders

McDermott ended 2012 with excellent growth prospects, achieving significant progress toward the realization of strategic initiatives that were commenced in 2010 and continued throughout this year. We have transformed our company for the future with disciplined investments that position us to meet the needs of our end markets and provide our customers with local engineering, procurement, construction and installation ("EPCI") solutions.

Our employees are the real force behind the company's future and the engine that will keep it moving in the right direction.

BUILDING FOR GROWTH

McDermott enjoyed a record year-end backlog, having built momentum early in 2012, when the company was awarded one of the largest contracts in its history, INPEX's $2 billion Ichthys subsea project offshore Northern Australia, which was also the industry's largest SURF (Subsea Umbilical, Risers and Flowlines) contract to date. Securing our re-entry into the growing subsea arena, this award dramatically focuses us on new, vibrant markets.

One of our greatest strengths is the quality of our human capital. We have been identifying, developing and recruiting the technical and managerial talent that will drive the company's vision for years to come. In our efforts to further develop our SURF business strategy, we are assembling a highly experienced and talented team to lead our further expansion in this market.

STRATEGY IN ACTION: NEW AND UPGRADED ASSETS

After a number of years in which we did not pursue capital projects as aggressively as some of our competitors, McDermott enhanced its capabilities in 2012 by committing to invest more than $750 million of growth capital in marine and fabrication assets over the next three years. Recognizing the changing offshore oil and gas markets, management employed a disciplined, methodical approach to these capital expenditures using robust market analytics, customer insight and specific project opportunities in furtherance of our three strategic end markets: conventional infrastructure, floating solutions and SURF. Our enhanced fleet and fabrication facilities will better serve all our customers around the world and allow us to compete for increasingly complex deepwater floating and subsea programs.

Bookings by End Market
in billions

SURF & Charter
Floating
Conventional



$4.2
$2.3
$4.8
2010
2011
2012

Backlog by End Market
at December 31, 2012

SURF & Charter (58%)
Floating (3%)
Conventional (39%)




LAY VESSEL
NORTH OCEAN 105

LAY VESSEL NORTH OCEAN 105

Fast-transit, dynamically positioned (DP2) vessel with an advanced reeled system capable of rigid and flexible pipelay in up to 10,000 feet of water.

Letter, *continued*

In December, we initiated construction of a new high-spec combination deepwater S-lay vessel, the DLV2000. With an anticipated cost of $450 million and delivery in mid-2015, the new vessel's fast transit, 2,000-ton crane and large diameter, deepwater pipelay capability is well suited to the bulk of undersupplied demand that we forecast in the deepwater and subsea markets.

Earlier in the year, we contracted for the construction of the new Lay Vessel 108. Designed as a sister ship to the Lay Vessel North Ocean 105, which was delivered from the shipyard in August 2012, the LV108 is estimated to cost $260 million and be available for subsea projects in the second half of 2014. Both the LV105 and LV108 are designed with rigid reel and flexlay capability to support our growth in the SURF market. Although only in service for a few months, the LV105 has been met with enthusiastic customer response and performed successfully. We anticipate high utilization levels for the vessel in the years ahead.

During the year, we continued the upgrade program for our existing marine fleet that began in 2010. We completed the refitting of the Derrick Barge 50 with a new deepwater lowering system, new power plant and new thrusters, which will provide improved station-keeping capability to perform work for subsea installations in a wider variety of weather conditions.

The upgrade program will continue in 2013, when the Lay Barge 32 will receive a 1,600-ton crane and be rechristened the Derrick Barge 32; and the Derrick Barge 30 is planned to go into dry dock to be enhanced with dynamic positioning capability. Concurrent with these developments, we are actively divesting non-core marine assets.

Complementing the marine program, McDermott also continues to invest in its fabrication facilities around the globe. Our Altamira fabrication yard near Tampico, Mexico is being substantially enhanced on a just-in-time basis to meet the demands of customers who fabricate components in the Western hemisphere.

With our Atlantic region's new leadership, a targeted focus on prospective work, and right-sizing of the organization to meet the market, we were awarded more than $700 million of new business in the region during 2012, including a sizable drilling platform project for PEMEX and our first rig repair contracts at the Altamira facility. Industry-wide, rig repair represents a growing market, and we believe we have the right assets and skill set to address that market in a meaningful way.



DERRICK LAY VESSEL 2000

Derrick Lay Vessel 2000 is a dynamically-positioned combination S-Lay vessel with a 2,000-ton crane and 50-inch or larger pipelay capability in water depths up to 10,000 feet.

The vessel will be constructed in Singapore and we expect delivery in mid-2015. It is targeted to address the robust market demand for large diameter trunklines.


Revenue Pipeline
in billions
Target Projects
Bids Outstanding
Backlog
$19.6
$19.0
$23.5
2010
2011
2012

> We have transformed our company for the future with disciplined investments that position us to meet the needs of our end markets.

Among the challenges in our industry are the various local-content rules and regulations that many countries have enacted to encourage domestic construction activity. During the year, McDermott negotiated joint-venture agreements and expanded our reach to address growing demand throughout the world. We overcame barriers to create opportunities. McDermott agreed to joint-venture with TH Heavy Engineering, a Malaysian fabrication firm, to create a locally licensed engineering, procurement, construction and marine installation group of companies. We also positioned ourselves to better access the significant market in Brazil through our joint-venture with two local firms, with the aim to invest in a Brazilian fabrication yard contingent upon being awarded a contract from Petrobras. Additionally, we reorganized some of our relationships to meet the growing demands in Indonesia, where McDermott has substantial capability through its Batam Island fabrication yard, and in the Middle East, where in 2012 we opened an engineering office focused on Saudi Aramco programs.

PEOPLE POWER

The accomplishments of 2012 would not have been possible without the diligent execution of our talented employees. I would like to personally congratulate all of our employees for their effort and dedication in 2012, and I look forward to the fruits of their efforts in 2013 and beyond. They are the real force behind the company's future and the engine that will keep it moving in the right direction.

Throughout our organization, we have talked internally and externally about "delivering certainty," a theme that drives our activity at McDermott. That slogan reflects the disciplined approach shared by all 14,000 McDermott employees worldwide, who are committed to creating predictable outcomes for our customers' projects – and for our shareholders.

That attitude, we can assure you, will not change. It is an honor to serve you.

Kindest Regards,



Stephen M. Johnson
Chairman of the Board, President and Chief Executive Officer



Strategic End Markets



Conventional Field Development

We engineer, construct and/or install fixed, bottom-founded structures such as jackets and piles, topsides, compliant towers and tripods, ranging from minimal support structures to increasingly large, complex offshore platforms. For shallow-water developments worldwide, we install subsea pipelines. Particular strengths include our cross-functional and cross-regional teamwork, successful history and ongoing advancement of float-over technology to accommodate bigger and heavier jackets and topsides.



Floating Facilities

Blending global capabilities and assets of joint-venture companies with our own, we offer robust, cost-effective, customized floating production solutions for deepwater environments and transition projects seamlessly across EPCI, from concept to reality. Facilities include Tension Leg Platforms (TLPs), Spars and Semisubmersibles, and Floating Production Storage and Offloading (FPSO) topsides. Our expanding in-house resources include new fast-transit vessels specifically equipped to install deepwater moorings.


05

SURF (Subsea Umbilical, Risers and Flowlines)

Engineering services for deepwater floating and seafloor infrastructure, as well as conventional shallow-water structures include concept studies, Front-end Engineering and Design (FEED) and detailed design of system architecture, mooring and buoy-based systems and installation engineering. Our fabrication facilities construct SURF hardware, and a Multi-Joint Welding and Tendon Fabrication Facility supports deepwater pipelay. Installation is executed through global, fast-transit subsea construction vessels with access to spool base services in the Gulf of Mexico and at our facility on Batam Island, Indonesia.


Leadership

Board of Directors

Stephen M. Johnson
Chairman of the Board, President and Chief Executive Officer, McDermott International, Inc.

John F. Bookout, III[3,4]
Managing Director, Kohlberg Kravis Roberts & Co.

Roger A. Brown[2,3]
Former Vice President, Strategic Initiatives, Smith International, Inc.

Stephen G. Hanks[1,4]
Former President and Chief Executive Officer, Washington Group International

D. Bradley McWilliams[1,4]
Former Senior Vice President and Chief Financial Officer, Cooper Industries Ltd.

William H. Schumann, III[1,3]
Former Executive Vice President and Chief Financial Officer, FMC Technologies, Inc.

Mary Shafer-Malicki[2,4]
Former Senior Vice President and Chief Executive Officer, BP Angola, BP p.l.c.

David A. Trice[1,2]
Former Chairman of the Board and Chief Executive Officer, Newfield Exploration Company

Company Officers

Stephen M. Johnson
Chairman of the Board, President and Chief Executive Officer

John T. McCormack
Executive Vice President and Chief Operating Officer

Gary L. Carlson
Senior Vice President and Chief Administration Officer

Perry L. Elders
Senior Vice President and Chief Financial Officer

Liane K. Hinrichs
Senior Vice President, General Counsel and Corporate Secretary

Scott V. Cummins
Senior Vice President and General Manager, Asia Pacific

Stewart A. Mitchell
Senior Vice President and General Manager, Middle East and Caspian

Steven W. Roll
Vice President and General Manager, Atlantic

John X. Ruckert, Jr.
Vice President, Project Execution

William L. Soester
Senior Vice President, Project Execution

Jeff J. Hightower
Vice President, Finance – Operations

Suzanne B. Kean
Vice President, Chief Compliance Officer and Deputy General Counsel

Claire P. Meaney
Vice President, Assistant General Counsel – Litigation, Claims and Disputes

Steven D. Oldham
Vice President, Treasury and Investor Relations

Dominic A. Savarino
Vice President and Controller, Asia Pacific

Bruce W. Schoolfield, Jr.
Vice President, Assistant General Counsel – Operations

Maurice Tayeh
Vice President and Chief Information Officer

J. Timothy Woodard
Vice President, Chief Risk Officer and Associate General Counsel – Corporate

1 Audit Committee
2 Compensation Committee
3 Governance Committee
4 Finance Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-08430

McDERMOTT INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

REPUBLIC OF PANAMA	**72-0593134**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
757 N. ELDRIDGE PKWY. HOUSTON, TEXAS	**77079**
(Address of Principal Executive Offices)	**(Zip Code)**

(281) 870-5000
Registrant's Telephone Number, Including Area Code:

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by nonaffiliates of the registrant on the last business day of the registrant's most recently completed second fiscal quarter (based on the closing sales price on the New York Stock Exchange on June 30, 2012) was approximately $2.6 billion.

The number of shares of the registrant's common stock outstanding at February 15, 2013 was 235,871,370.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with the registrant's 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

McDERMOTT INTERNATIONAL, INC.
INDEX—FORM 10-K

Statements we make in this Annual Report on Form 10-K which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those to which we refer under the headings "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in Items 1 and 1A of Part I of this report.

PART I

Item 1. BUSINESS

General

McDermott International, Inc. ("MII"), a corporation incorporated under the laws of the Republic of Panama in 1959, is a leading engineering, procurement, construction and installation ("EPCI") company focused on designing and executing complex offshore oil and gas projects worldwide. We are one of the largest U.S.-based engineering and construction ("E&C") companies exclusively focused on the upstream offshore oil and gas sector. Providing fully integrated EPCI services, we deliver fixed and floating production facilities, pipeline installations and subsea systems from concept to commissioning. Our customers include national, major integrated and other oil and gas companies. Operating in approximately 20 countries across the Atlantic, Middle East and Asia Pacific, our integrated resources include approximately 14,000 employees and a diversified fleet of marine vessels, fabrication facilities and engineering offices. We support our activities with comprehensive project management and procurement services. We have fully integrated capabilities in both shallow water and deepwater construction. We believe we are among the few offshore construction contractors globally capable of providing this wide range of services in many of the larger offshore oil and gas producing regions in the world. We execute our contracts through a variety of methods, principally fixed-price, but also including cost reimbursable, cost-plus, day-rate and unit-rate basis or some combination of those methods. In this annual report on Form 10-K, unless the context otherwise indicates, "we," "us" and "our" mean MII and its consolidated subsidiaries. MII's common stock is listed on the New York Stock Exchange under the trading symbol MDR.

Business Segments

Our business segments consist of Asia Pacific, Atlantic, Caspian and the Middle East. The Caspian and Middle East operating segments are aggregated into the Middle East reporting segment due to the proximity of regions and similarities in the nature of services provided, economic characteristics and oversight responsibilities. We also report certain corporate and other non-operating activities under the heading "Corporate and Other." Corporate and Other primarily reflects corporate personnel and activities, incentive compensation programs and other costs, which are generally fully allocated to our operating segments. Accordingly, we report our financial results under reporting segments consisting of Asia Pacific, Atlantic and the Middle East. For financial information about our segments, see Note 11 to our consolidated financial statements included in this annual report.

Asia Pacific Segment

Through our Asia Pacific segment, we serve the needs of customers primarily in Australia, Indonesia, Vietnam, Malaysia and Thailand. Project focus in this segment includes the fabrication and installation of fixed and floating structures and the installation of pipelines and subsea systems. The majority of our projects in this segment are performed on an EPCI basis. Engineering and procurement services are provided by our Singapore office and are supported by additional resources located in Chennai, India and Houston, Texas. The primary fabrication facility for this segment is located on Batam Island, Indonesia. Additionally, through our equity ownership interest in a joint venture, we have developed a fabrication facility located in China. At December 31, 2012 and 2011, our Asia Pacific segment employed approximately 5,300 and 5,600 employees, respectively.

Atlantic Segment

Through our Atlantic segment, we serve the needs of customers primarily in the United States, Brazil, Mexico, Trinidad and West Africa. Project focus in this segment includes the fabrication and installation of fixed and floating structures and the installation of pipelines and subsea systems. Engineering and procurement services are provided by our Houston office, and our New Orleans office provides specialized marine engineering capabilities to support our global marine activities. The primary fabrication facilities for this segment are located in Morgan City, Louisiana and Altamira, Mexico. Our Atlantic segment employed approximately 1,700 and 1,600 employees at December 31, 2012 and 2011, respectively.

Middle East Segment

Through our Middle East segment, which includes the Caspian region, we serve the needs of customers primarily in Saudi Arabia, Qatar, the United Arab Emirates (U.A.E.), Kuwait, India, Azerbaijan, Russia, and the North Sea. Project focus in this segment relates primarily to the fabrication and offshore installation of fixed and floating structures and the installation of pipelines and subsea systems. The majority of our projects in this segment are performed on an EPCI basis. Engineering and procurement services are provided by our Dubai, U.A.E., Chennai, India and Al Khobar, Saudi Arabia offices and are supported by additional resources from our Houston and Baku, Azerbaijan offices. The primary fabrication facility for this segment is located in Dubai, U.A.E. At December 31, 2012 and 2011, our Middle East segment employed approximately 7,000 and 6,300 employees, respectively.

The above-mentioned fabrication facilities in each segment are equipped with a wide variety of heavy-duty construction and fabrication equipment, including cranes, welding equipment, machine tools and robotic and other automated equipment. Project installation is performed by major construction vessels, which we own or lease and are stationed throughout the various regions and provide structural lifting/lowering and pipelay services. These major construction vessels are supported by our multi-function vessels and chartered vessels from third parties to perform a wide array of installation activities that include anchor handling, pipelay, cable/ umbilical lay, dive support and hookup/commissioning. See "Properties" in Item 2 of this annual report.

Dispositions and Other Items

2012

Charter Fleet Business

On March 19, 2012, we completed the sale of our former charter fleet business, which operated 10 of the 14 vessels acquired in our 2007 acquisition of substantially all of the assets of Secunda International Limited (the "Secunda Acquisition"). The cash proceeds from the charter fleet sale were approximately $61.0 million, resulting in a gain on the sale of approximately $0.3 million.

Assets Held for Sale

During the quarter ended September 30, 2012, we committed to a plan to sell three of our multi-function marine vessels, specifically the *Bold Endurance, DB 16* and *DB 26*. At December 31, 2012, we classified approximately $30.0 million as assets held for sale in our consolidated balance sheet. On December 18, 2012, we entered into an agreement to sell the *Bold Endurance* for cash proceeds of approximately $2.0 million. The sale was completed in January 2013. We remain in active discussions with several interested parties to sell the remaining two vessels.

2011

Vessel Sale

On August 26, 2011, we completed the sale of the *DB 23* marine vessel. Cash consideration received from the vessel sale was approximately $8.0 million, resulting in a pre-tax gain of $7.7 million that is included in our consolidated statement of income for the year ended December 31, 2011 for the Atlantic segment.

2010

Spin-Off of B&W

On July 30, 2010, we completed the spin-off of The Babcock & Wilcox Company ("B&W") to our stockholders through a distribution of all of the outstanding common stock of B&W. B&W's assets and businesses primarily consisted of those that were previously reported as our Government Operations and Power Generation Systems segments. Prior to the completion of the spin-off, B&W made a cash distribution to us totaling $100 million.

Fabrication Facility

During 2010 we incurred approximately $21.0 million of costs to discontinue our development plans for a new fabrication yard in Kazakhstan, including estimated lease termination costs. After obtaining additional information regarding the discontinuance of those development plans, in 2011 we reduced our estimated closure costs by $10.0 million to reflect our revised estimate, which was recognized in the Middle East segment.

Our results of operations for the periods presented in this annual report reflect the operations of the charter fleet business and B&W as discontinued operations.

Acquisitions

We had no significant acquisitions during the years ended December 31, 2012 or 2011. We continue to evaluate accelerated growth opportunities achievable through acquisition or consolidation, in addition to pursuing organic growth strategies.

Contracts

We execute our contracts through a variety of methods, including fixed-price, cost reimbursable, cost-plus, day-rate and unit-rate basis or some combination of those methods, with fixed-price being the most prevalent. Contracts are usually awarded through a competitive bid process. Factors that customers may consider include price, facility or equipment availability, technical capabilities of equipment and personnel, efficiency, safety record and reputation.

Fixed-price contracts are for a fixed amount to cover costs and any profit element for a defined scope of work. Fixed-price contracts entail more risk to us because they require us to predetermine both the quantities of work to be performed and the costs associated with executing the work. See "Risk Factors—We are subject to risks associated with contractual pricing in our industry, including the risk that, if our actual costs exceed the costs we estimate on our fixed-price contracts, our profitability will decline, and we may suffer losses" in Item 1A of this annual report.

We have contracts that extend beyond one year. Most of our long-term contracts have provisions for progress payments. We attempt to cover anticipated increases in labor, material and service costs of our long-term contracts either through an estimate of such charges, which is reflected in the original price, or through risk-sharing mechanisms, such as escalation or price adjustments for items such as labor and commodity prices.

We generally recognize our contract revenues and related costs on a percentage-of-completion basis. Accordingly, we regularly review contract price and cost estimates as the work progresses and reflect adjustments in profit, proportionate to the job percentage of completion in the period when those estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits with respect to a project, we would recognize a charge against current earnings, which could be material.

Our arrangements with customers frequently require us to provide letters of credit, bid and performance bonds or guarantees to secure bids or performance under contracts. While these letters of credit, bonds and guarantees may involve significant dollar amounts, historically, there have been no material payments to our customers under these arrangements.

Some of our contracts contain provisions that require us to pay liquidated damages if we are responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a claim under these provisions. These contracts define the conditions under which our customers may make claims against us for liquidated damages. In many cases in which we have historically had potential exposure for liquidated damages, such damages ultimately were not asserted by our customers. As of December 31, 2012, it is possible that we may incur liabilities for liquidated damages aggregating to $100.7 million, of which $11.0 million has been recorded in our financial statements, based on our actual or projected failure to meet certain specified contractual milestone dates. The dates for which these potential liquidated damages could arise extend to July 2013. We believe we will be successful in obtaining schedule extensions or other customer-agreed changes that should resolve the potential for additional liquidated damages. Accordingly, we believe that no amounts for these potential liquidated damages in excess of the amounts currently reflected in our financial statements are probable of being paid by us. However, we may not achieve relief on some or all of the issues involved and, as a result, could be subject to higher damage amounts.

In the event of a contract deferral or cancellation, we generally would be entitled to recover costs incurred, settlement expenses and profit on work completed prior to deferral or termination. Significant or numerous cancellations could adversely affect our business, financial condition, results of operations and cash flows.

Backlog

Backlog represents the dollar amount of revenues we expect to recognize in the future from contracts awarded and in progress. Backlog is not a measure defined by generally accepted accounting principles and is not a measure of contract profitability. Our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog amounts. We generally include expected revenues of contracts in our backlog when we enter into a written confirmation with our customers. Backlog may not be indicative of future operating results, and projects in our backlog may be cancelled, modified or otherwise altered by customers. We can provide no assurance as to the profitability of our contracts reflected in backlog.

Of the December 31, 2012 backlog amount of $5.1 billion, approximately $544.8 million relates to six active projects that are in loss positions, whereby future revenues are expected to equal costs when recognized. Included in this amount is $229.5 million associated with a recently commenced marine project in our Asia Pacific segment which is expected to conclude later in 2013 and $210.4 million pertaining to a five-year charter in Brazil which began in early 2012 and is being conducted by our Atlantic segment. These two projects represent 80% of the backlog amount in a loss position. It is possible that our estimates of gross profit could increase or decrease based on changes in productivity, actual downtime and the resolution of change orders and claims with the customers. Additionally, we have a project that we are accounting for under our deferred profit recognition policy, representing $161.5 million of the December 31, 2012 backlog in the Atlantic segment.

Our backlog at December 31, 2012 and 2011 was as follows:

	December 31, 2012		December 31, 2011	
	(Dollars in approximate millions)			
Asia Pacific	$3,003	59%	$1,523	39%
Atlantic	979	20%	711	18%
Middle East	1,085	21%	1,647	43%
Total Backlog	$5,067	100%	$3,881	100%

Of the December 31, 2012 backlog, we expect to recognize revenues as follows:

	2013	2014	Thereafter
	(In approximate millions)		
Total Backlog	$2,341	$1,296	$1,430

Competition

We believe we are among the few offshore construction contractors capable of providing a wide range of services in major offshore oil and gas producing regions of the world. We believe that the substantial capital costs and specialized capabilities involved in becoming a full-service offshore EPCI contractor create a significant barrier to entry into the market as a global, fully-integrated competitor. We do, however, face substantial competition from regional competitors and less integrated providers of offshore construction services, such as engineering firms, fabrication facilities, pipelaying companies and shipbuilders. A number of companies compete with us in each of the separate EPCI phases in various parts of the world. Our competitors by segment are discussed below.

Asia Pacific

Our Asia Pacific segment's key competitors include: Allseas Marine Contractors S.A.; Daewoo Engineering & Construction Co., Ltd.; EMAS Offshore Pte Ltd.; Heerema Group; Hyundai Heavy Industrial Co., Ltd.; Nippon Steel Corporation; Saipem S.P.A.; Samsung Heavy Industries Co., Ltd.; Sapura Kencana Petroleum; Subsea 7 S.A.; Swiber Holdings Ltd.; and Technip S.A.

Atlantic

Our Atlantic segment's key competitors include: Allseas Marine Contractors S.A.; Dragados Offshore Mexico, S.A.; Gulf Island Fabrication Inc.; Heerema Group; Helix Energy Solutions Group, Inc.; KBR, Inc.; Kiewit Corporation; Saipem S.P.A.; Subsea 7 S.A.; and Technip S.A.

Middle East

Our Middle East segment's key competitors include: Hyundai Heavy Industrial Co. Ltd.; Keppel Corporation; Larsen and Toubro Ltd (India); National Petroleum Construction Company (Abu Dhabi); Saipem S.P.A.; Technip S.A.; and Valentine and Swiber Holdings Ltd.

Joint Ventures

We participate in the ownership of entities with third parties, primarily through corporations, limited liability companies and partnerships, which we sometimes refer to as "joint ventures" or, when we refer to only those that are not consolidated, as "unconsolidated affiliates." We generally account for our investments in joint ventures under the equity method of accounting. Our more substantial joint ventures are described below.

Asia Pacific

Qingdao McDermott Wuchang Offshore Engineering Company Ltd. We co-own this entity with Qingdao Wuchang Heavy Industry Co. Ltd., a leading shipbuilder in China. This joint venture, which commenced in 2009, provides procurement and construction services to the oil and gas industry, including floating, production, storage, off-loading ("FPSO") vessel construction and integration.

Atlantic

Construção e Montagem Offshore, S.A. We co-own this entity with Construcap-CCPS Engenharia e Comércio S.A. (40%) and Orteng Equipamentos e Sistemas Ltda. (20%). This joint venture plans to provide engineering, procurement and construction services to the oil and gas industry. A significant part of this entity's strategy is to construct and integrate FPSO modules.

Deepwater Marine Technology LLC. We co-own this entity with Keppel FELS Ltd. This joint venture expands our services related to solutions involving tension leg platforms ("TLPs"). A TLP is a vertically moored floating structure normally used for the offshore production of oil and gas and is particularly suited for water depth greater than 1,000 feet.

FloaTEC LLC. We co-own this entity with Keppel FELS Ltd. This joint venture designs, markets, procures and contracts floating production systems to the deepwater oil and gas industry. The deepwater solutions provided include TLPs, spars and production semi-submersibles. A significant part of this entity's strategy is to build on the established presence, reputation and resources of its two owners and to contract activity back to its owners.

Customers

Our five largest customers, as a percentage of our total consolidated revenues, during the years ended December 31, 2012, 2011 and 2010 were as follows:

Year Ended December 31, 2012:	
Exxon Mobil Corporation	24%
Saudi Aramco	22%
BHP Billiton Petroleum Pty Ltd	10%
Al-Khafji Joint Operations	*
Azerbaijan International Oil Corporation	*
Year Ended December 31, 2011:	
Exxon Mobil Corporation	36%
Saudi Aramco	24%
Chevron Corporation	10%
Abu Dhabi Marine Operating Company	*
Al-Khafji Joint Operations	*
Year Ended December 31, 2010:	
Saudi Aramco	40%
Chevron Corporation	15%
Exxon Mobil Corporation	10%
Shell Oil Company	*
Woodside Energy Limited	*

* Less than 10% of consolidated revenues

Customers that account for a significant portion of revenues in one year may represent an immaterial portion of revenues in other years.

Financial Information About Geographic Areas

See Note 11 —"Segment Reporting" for financial information about our revenues and assets.

Raw Materials and Suppliers

Our operations use raw materials, such as carbon and alloy steels in various forms and components for assembly. We generally purchase these raw materials and components as needed for individual contracts. We do not depend on a single source of supply for any significant raw materials.

Employees

At December 31, 2012, we employed approximately 14,000 persons worldwide, compared with approximately 13,500 at December 31, 2011. Approximately 3,800 of our current employees were members of labor unions at December 31, 2012, compared with approximately 4,300 at December 31, 2011. Some of our operations are subject to union contracts, which we customarily renew periodically. We consider our relationships with our employees and the applicable labor unions to be satisfactory.

Patents and Licenses

We currently hold a number of U.S. and foreign patents and have certain patent applications pending. We also acquire patents and grant licenses to others when we consider it advantageous for us to do so. Although in the aggregate our patents and licenses are important to us, we do not regard any single patent or license or group of related patents or licenses as critical or essential to our business as a whole. In general, we depend on our technological capabilities, skilled personnel, construction and project management systems, and the application of know-how, rather than patents and licenses, in the conduct of our business.

Hazard Risks and Insurance

Our operations present risks of injury to or death of people, loss of or damage to property and damage to the environment. We conduct difficult and frequently precise operations in very challenging and dynamic locations. We have created loss control systems to assist us in the identification and treatment of the hazard risks presented by our operations, and we endeavor to make sure these systems are effective.

As loss control measures will not always be successful, we seek to establish various means of funding losses and liability related to incidents or occurrences. We primarily seek to do this through contractual protections, including waivers of consequential damages, indemnities, caps on liability, liquidated damage provisions and access to the insurance of other parties. We also procure insurance, operate our own "captive" insurance company and/or establish funded or unfunded reserves. However, there can be no assurance that these methods will adequately address all risks.

Depending on competitive conditions, the nature of the work, industry custom and other factors, we may not be successful in obtaining adequate contractual protection from our customers and other parties against losses and liabilities arising out of or related to the performance of our work. The scope of the protection may be limited, may be subject to conditions and may not be supported by adequate insurance or other means of financing. In addition, we sometimes have difficulty enforcing our contractual rights with others following a material loss.

Similarly, insurance for certain potential losses or liabilities may not be available or may only be available at a cost or on terms we consider not to be economical. Insurers frequently react to market losses by ceasing to write or severely limiting coverage for certain exposures. Risks that we have frequently found difficult to cost-effectively insure against include, but are not limited to, business interruption (including from the loss of or damage to a vessel), property losses from named windstorms, flood and earthquake events, war and political risks, confiscation or seizure of property (including by act of piracy), pollution liability, liabilities related to occupational health exposures (including asbestos), losses or liability related to acts of terrorism, professional liability/errors and omissions coverage, the failure, misuse or unavailability of our information systems or controls or security measures related to those systems, and liability related to risk of loss of our work in progress and customer-owned materials in our care, custody and control. In cases where we place insurance, we are subject to the credit worthiness of the relevant insurer(s), the available limits of the coverage, our retention under the relevant policy, exclusions in the policy and gaps in coverage.

Our wholly owned "captive" insurance subsidiary that provides coverage for our retentions under employer's liability, general and products liability, automobile liability and workers' compensation insurance and, from time to time, builder's risk and marine hull insurance within certain limits. We may also have business reasons in the future to arrange for our insurance subsidiary to insure other risks which we cannot or do not wish to transfer to outside insurance companies. Premiums charged and reserves related to these insurance programs are based on the facts and circumstances specific to historic losses, loss factors and the performance of the outside insurance market for the type of risk at issue. The actual outcome of insured claims could differ significantly from estimated amounts. We maintain actuarially determined accruals in our consolidated balance sheets to cover losses in our captive insurance programs. These accruals are based on certain assumptions developed utilizing historical data to project future losses. Loss estimates in the calculation of these accruals are adjusted as required based upon reported claims, actual claim payments and settlements and claim reserves. These loss estimates and accruals recorded in our financial statements for claims have historically been reasonable. Claims as a result of our operations could adversely impact the ability of our captive insurance subsidiary to respond to all claims presented.

Additionally, upon the February 22, 2006 effectiveness of the settlement relating to the Chapter 11 proceedings involving several B&W subsidiaries, most of our subsidiaries contributed substantial insurance rights to the asbestos personal injury trust. Those insurance rights provided coverage for, among other things, asbestos and other personal injury claims, subject to the terms and conditions of the policies. With the contribution of those insurance rights to the asbestos personal injury trust, we may have underinsured or uninsured exposure for non-derivative asbestos claims or other personal injury or other claims that would have been insured under those coverages had the insurance rights not been contributed to the asbestos personal injury trust.

Governmental Regulations and Environmental Matters

General

Many aspects of our operations and properties are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to:

- constructing and equipping offshore production platforms and other offshore facilities;
- marine vessel safety;
- workplace health and safety;
- the Foreign Corrupt Practices Act and similar anti-corruption laws;
- currency conversions and repatriation;
- taxation of foreign earnings and earnings of expatriate personnel; and
- protecting the environment.

In addition, we depend on the demand for our offshore construction services from the oil and gas industry and, therefore, are affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing offshore exploration and development drilling for oil and gas for environmental, economic and other policy reasons would adversely affect our operations by limiting demand for our services.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The exploration and development of oil and gas properties on the continental shelf of the United States is regulated primarily under the U.S. Outer Continental Shelf Lands Act and related regulations. These laws and regulations require the construction, operation and removal of offshore production facilities located on the outer continental shelf of the United States to meet stringent engineering and construction specifications. Similar regulations govern the plugging and abandoning of wells located on the outer continental shelf of the United States and the removal of all production facilities. Violations of these laws and regulations can result in substantial civil and criminal penalties, as well as injunctions curtailing operations.

Certain ancillary activities related to the offshore construction industry, including the transportation of personnel and equipment between U.S. ports and the field of work in U.S. waters, may constitute "coastwise trade" within the meaning of certain U.S. federal laws and regulations. Under these laws and regulations, including the cabotage law generally referred to as the "Jones Act," only vessels (1) owned by a certain percentage of U.S. citizens that are built and registered under the laws of the U.S. or (2) which are subject to an exception or exemption may engage in such "coastwise trade." When we operate our foreign-flagged vessels in the U.S. Gulf of Mexico, we operate within the current interpretation of the Jones Act with respect to permitted activities for foreign-flagged vessels. Significant changes to the interpretation of the Jones Act and ruling letters regarding the Jones Act could affect our ability to operate, or competitively operate, our foreign-flagged vessels in the U.S. Gulf of Mexico or other U.S. waters. We are also subject to the risk of the enactment or amendment of cabotage laws in other jurisdictions in which we operate, which could negatively impact our operations in those jurisdictions.

We cannot determine the extent to which new legislation, new regulations or changes in existing laws or regulations may affect our future operations.

Environmental

Our operations and properties are subject to a wide variety of increasingly complex and stringent foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose us to liability for the conduct of or conditions caused by others or for our acts that were in compliance with all applicable laws at the time such acts were performed.

These laws and regulations include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Oil Pollution Act of 1990, as amended and similar laws that provide for responses to, and liability for, releases of hazardous substances into the environment. These laws and regulations also include similar foreign, state or local counterparts to these federal laws, which regulate air emissions, water discharges, hazardous substances and waste and require public disclosure related to the use of various hazardous substances. Our operations are also governed by laws and regulations relating to workplace safety and worker health, primarily, in the United States, the Occupational Safety and Health Act and regulations promulgated thereunder.

We are currently in the process of investigating and remediating some of our former operating sites. Although we have recorded reserves in connection with certain of these matters, due to the uncertainties associated with environmental remediation, there can be no assurance that the actual costs resulting from these remediation matters will not exceed the recorded reserves.

In addition, offshore construction and drilling in some areas have been opposed by environmental groups and, in some areas, have been restricted. To the extent laws are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, our business and prospects could be adversely affected.

We have been identified as a potentially responsible party at various cleanup sites under CERCLA. CERCLA and other environmental laws can impose liability for the entire cost of cleanup on any of the potentially responsible parties, regardless of fault or the lawfulness of the original conduct. Generally, however, where there are multiple responsible parties, a final allocation of costs is made based on the amount and type of wastes disposed of by each party and the number of financially viable parties, although this may not be the case with respect to any particular site. We have not been determined to be a major contributor of wastes to any of these sites. On the basis of our relative contribution of waste to each site, we expect our share of the ultimate liability for the various sites will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows in any given year.

At December 31, 2012 and 2011, we had total environmental reserves of $0.6 million and $1.3 million, respectively. Of our total environmental reserves at December 31, 2012 and 2011, $0.6 million and $1.3 million, respectively, were included in current liabilities. Inherent in the estimates of those reserves and recoveries are our expectations regarding the levels of contamination, remediation costs and recoverability from other parties, which may vary significantly as remediation activities progress. Accordingly, changes in estimates could result in material adjustments to our operating results, and the ultimate loss may differ materially from the amounts we have provided for in our consolidated financial statements.

During the year ended December 31, 2011, we recovered $2.0 million of environmental reserves associated with the April 2006 sale of our former Mexican subsidiary, Talleres Navales del Golfo, S.A. de C.V. ("TNG"). TNG was reported as a discontinued operation in our consolidated financial statements for the year ended December 31, 2006 and, accordingly, the recovery of this reserve is included in income from discontinued operations, net of tax for the year ended December 31, 2011.

Cautionary Statement Concerning Forward-Looking Statements

We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect our company and to take advantage of the "safe harbor" protection for forward-looking statements that applicable federal securities law affords.

From time to time, our management or persons acting on our behalf make forward-looking statements to inform existing and potential security holders about our company. These statements may include projections and estimates concerning the scope, execution, timing and success of specific projects and our future backlog, revenues, income and capital spending. Forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "forecast," "believe," "expect," "anticipate," "plan," "seek," "goal," "could," "may," or "should" or other words that convey the uncertainty of future events or outcomes. Sometimes we will specifically describe a statement as being a forward-looking statement and refer to this cautionary statement.

In addition, various statements in this annual report on Form 10-K, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. Those forward-looking statements appear in Item 1—"Business" and Item 3—"Legal Proceedings" in Part I of this report and in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the notes to our consolidated financial statements in Item 8 of Part II of this report and elsewhere in this report.

These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

- future levels of revenues, operating margins, income from operations, net income or earnings per share;

- outcome of project awards and scope, execution and timing of specific projects;
- anticipated levels of demand for our products and services;
- market outlook for the EPCI market, including deepwater;
- future levels of capital, environmental or maintenance expenditures;
- the success or timing of completion of ongoing or anticipated capital or maintenance projects;
- the adequacy of our sources of liquidity and capital resources;
- expectations regarding the acquisition or divestiture of assets;
- the ability to dispose of assets held for sale in a timely manner or for a price at or above net realizable value;
- the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; and
- the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation.

These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

- general economic and business conditions and industry trends;
- general developments in the industries in which we are involved;
- decisions about offshore developments to be made by oil and gas companies;
- the highly competitive nature of our industry;
- cancellations of and adjustments to backlog and the resulting impact from using backlog as an indicator of future revenues or earnings;
- the capital investment required to maintain and/or upgrade our fleet of vessels;
- the ability of our suppliers and subcontractors to deliver raw materials in sufficient quantities and/or perform in a timely manner;
- our ability to appropriately bid, estimate and effectively perform projects on time, in accordance with the schedules established by the applicable contracts with customers;
- volatility and uncertainty of the credit markets;
- our ability to comply with covenants in our credit agreements and other debt instruments and availability, terms and deployment of capital;
- the unfunded liabilities of our pension plans may negatively impact our liquidity and, depending upon future operations, may impact our ability to fund our pension obligations;
- the continued availability of qualified personnel;
- the operating risks normally incident to our lines of business, including the potential impact of liquidated damages;
- natural or man-caused disruptive events that could damage our facilities, equipment or our work-in-progress and cause us to incur losses and/or liabilities;

- changes in, or our failure or inability to comply with, government regulations;
- adverse outcomes from legal and regulatory proceedings;
- impact of potential regional, national and/or global requirements to significantly limit or reduce greenhouse gas and other emissions in the future;
- changes in, and liabilities relating to, existing or future environmental regulatory matters;
- changes in tax laws;
- rapid technological changes;
- the consequences of significant changes in interest rates and currency exchange rates;
- difficulties we may encounter in obtaining regulatory or other necessary approvals of any strategic transactions;
- the risks associated with integrating acquired businesses;
- the risk we may not be successful in updating and replacing current key financial and human resources legacy systems;
- social, political and economic situations in foreign countries where we do business;
- the risks associated with our international operations, including local content requirements;
- interference from adverse weather conditions;
- the possibilities of war, other armed conflicts or terrorist attacks;
- the effects of asserted and unasserted claims and the extent of available insurance coverages;
- our ability to obtain surety bonds, letters of credit and financing;
- our ability to maintain builder's risk, liability, property and other insurance in amounts and on terms we consider adequate and at rates that we consider economical;
- the aggregated risks retained in our captive insurance subsidiary; and
- the impact of the loss of insurance rights as part of the Chapter 11 Bankruptcy settlement concluded in 2006 involving several subsidiaries of our former subsidiary B&W.

We believe the items we have outlined above are important factors that could cause estimates in our financial statements to differ materially from actual results and those expressed in a forward-looking statement made in this annual report or elsewhere by us or on our behalf. We have discussed many of these factors in more detail elsewhere in this annual report. These factors are not necessarily all the factors that could affect us. Unpredictable or unanticipated factors we have not discussed in this annual report could also have material adverse effects on actual results of matters that are the subject of our forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements.

Available Information

Our website address is *www.mcdermott.com.* We make available through the Investors section of this website under "SEC Filings," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, statements of beneficial ownership of securities on Forms 3, 4 and 5 and amendments to those reports as soon as reasonably practicable after we electronically file those materials with, or furnish those materials to, the Securities and Exchange Commission (the "SEC"). You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We have also posted on our website our: Corporate Governance Guidelines; Code of Ethics for our Chief Executive Officer and Senior Financial Officers; Board of Directors Conflicts of Interest Policies and Procedures; Officers, Board Members and Contact Information; Amended and Restated Articles of Incorporation; By-laws; and charters for the Audit, Governance, Compensation and Finance Committees of our Board.

Item 1A. RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this annual report. If any of these risks develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected, and, as a result, the trading price of our common stock could decline.

Risk Factors Related to Our Business

We derive substantially all of our revenues from companies in the oil and gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and gas prices.

The demand for our EPCI services has traditionally been cyclical, depending primarily on the capital expenditures of oil and gas companies for construction of development projects. These capital expenditures are influenced by such factors as:

- prevailing oil and gas prices;
- expectations about future prices;
- the cost of exploring for, producing and delivering oil and gas;
- the sale and expiration dates of available offshore leases;
- the discovery rate of new oil and gas reserves, including in offshore areas;
- the rate of decline of existing oil and gas reserves;
- laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;
- the development and exploitation of alternative fuels or energy sources;
- domestic and international political, military, regulatory and economic conditions;
- technological advances; and
- the ability of oil and gas companies to generate funds for capital expenditures.

Prices for oil and gas have historically been extremely volatile and have reacted to changes in the supply of and demand for oil and natural gas (including changes resulting from the ability of the Organization of Petroleum Exporting Countries to establish and maintain production quotas), domestic and worldwide economic conditions and political instability in oil producing countries. We anticipate oil and natural gas prices will continue to be volatile and affect the demand for and pricing of our EPCI services. A material decline in oil or natural gas prices or activities over a sustained period of time could materially adversely affect the demand for our services and, therefore, our financial condition, results of operations and cash flows.

We are subject to risks associated with contractual pricing in our industry, including the risk that, if our actual costs exceed the costs we estimate on our fixed-price contracts, our profitability will decline, and we may suffer losses.

We are engaged in a highly competitive industry, and we have contracted for a substantial number of projects on a fixed-price basis. In many cases, these projects involve complex design and engineering, significant procurement of equipment and supplies and extensive construction management and other activities conducted over extended time periods, sometimes in remote locations. Our actual costs related to these projects could exceed our projections. We attempt to cover the increased costs of anticipated changes in labor, material and service costs of long-term contracts, either through estimates of cost increases, which are reflected in the original contract price, or through price escalation clauses. Despite these attempts, however, the cost and gross profit we realize on a fixed-price contract could vary materially from the estimated amounts because of supplier, contractor and subcontractor performance, our own performance, changes in job conditions, unanticipated weather conditions, variations in labor and equipment productivity and increases in the cost of raw materials, particularly steel, over the term of the contract. These variations and the risks generally inherent in the industry in which we operate may result in actual revenues or costs being different from those we originally estimated and may result in reduced profitability or losses on projects. Some of these risks include:

- Our engineering, procurement and construction projects may encounter difficulties related to the procurement of materials, or due to schedule disruptions, equipment performance failures or other factors that may result in additional costs to us, reductions in revenue, claims or disputes.
- We may not be able to obtain compensation for additional work we perform or expenses we incur as a result of customer change orders or our customers providing deficient design or engineering information or equipment or materials.
- We may be required to pay significant amounts of liquidated damages upon our failure to meet schedule or performance requirements of our contracts.
- Difficulties in engaging third-party subcontractors, equipment manufacturers or materials suppliers or failures by third-party subcontractors, equipment manufacturers or materials suppliers to perform could result in project delays and cause us to incur additional costs.

Performance problems relating to any significant existing or future contract arising as a result of any of these or other risks could cause our actual results of operations to differ materially from those we anticipate at the time we enter into the contract and could cause us to suffer damage to our reputation within our industry and our customer base.

Our use of percentage-of-completion method of accounting could result in volatility in our results of operations.

We recognize revenues and profits from our long-term contracts using the percentage-of-completion basis of accounting. Accordingly, we review contract price and cost estimates periodically as the work progresses and reflect adjustments proportionate to the percentage of completion in income in the period when we revise those estimates. To the extent these adjustments result in a reduction or an elimination of previously reported profits with respect to a project, we would recognize a charge against current earnings, which could be material. Our current estimates of our contract costs and the profitability of our long-term projects, although reasonably reliable when made, could change as a result of the uncertainties associated with these types of contracts, and if adjustments to overall contract costs are significant, the reductions or reversals of previously recorded revenues and profits could be material in future periods. In addition, change orders, which are a normal and recurring part of our business, can increase (and sometimes substantially) the future scope and cost of a job. Therefore, change order awards (although frequently beneficial in the long term) can have the short-term effect of reducing the job percentage of completion and thus the revenues and profits that otherwise would be recognized to date.

Our backlog is subject to unexpected adjustments and cancellations.

The revenues projected in our backlog may not be realized or, if realized, may not result in profits. Because of project cancellations or changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us or poor project performance could increase the cost associated with a project. Delays, suspensions, cancellations, payment defaults, scope changes and poor project execution could materially reduce the revenues and reduce or eliminate profits that we actually realize from projects in backlog.

Reductions in our backlog due to cancellation or modification by a customer or for other reasons may adversely affect, potentially to a material extent, the revenues and earnings we actually receive from contracts included in our backlog. Many of the contracts in our backlog provide for cancellation fees in the event customers cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenues for work performed prior to cancellation and a varying percentage of the profits we would have realized had the contract been completed. However, we typically have no contractual right upon cancellation to the total revenues reflected in our backlog. Projects may remain in our backlog for extended periods of time. If we experience significant project terminations, suspensions or scope adjustments to contracts reflected in our backlog, our financial condition, results of operations and cash flows may be adversely impacted.

We have a substantial investment in our marine fleet. At times, a vessel or several vessels may require increased levels of maintenance and capital expenditures, may be less efficient than competitors' vessels for certain projects, and may experience mechanical failure with the inability to economically return to service. If we are unable to manage our fleet efficiently and find profitable market opportunities for our vessels, our results of operations may deteriorate and our financial position and cash flows could be adversely affected.

We operate a fleet of construction and multi-service vessels of varying ages. Some of our competitors' fleets and competing vessels in those fleets may be substantially newer than ours and more technologically advanced. Our vessels may not be capable of serving all markets and may require additional maintenance and capital expenditures, due to age or other factors, creating periods of downtime. In addition, customer requirements and laws of various jurisdictions may limit the use of older vessels or a foreign-flagged vessel, unless we are able to obtain an exception to such requirements and laws, which may not be available. Our ability to continue to upgrade our fleet depends on our ability to economically commission the construction of new vessels, as well as the availability to purchase in the secondary market newer, more technologically advanced vessels with the capabilities that may be required by our customers. If we are unable to manage our fleet efficiently and find profitable market opportunities for our vessels, our results of operations may deteriorate and our financial position and cash flows could be adversely affected.

Vessel construction, upgrade, refurbishment and repair projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We expect to make significant new construction and/or upgrade, refurbishment and repair expenditures for our vessel fleet from time to time, particularly in light of the aging nature of our vessels and requests for upgraded equipment from our customers. Some of these expenditures may be unplanned. Vessel construction, upgrade, refurbishment and repair projects may be subject to the risks of delay or cost overruns, including delays or cost overruns resulting from any one or more of the following:

- unexpectedly long delivery times for, or shortages of, key equipment, parts or materials;
- shortages of skilled labor and other shipyard personnel necessary to perform the work;
- shipyard delays and performance issues;

- failures or delays of third-party equipment vendors or service providers;
- unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;
- work stoppages and other labor disputes;
- unanticipated actual or purported change orders;
- disputes with shipyards and suppliers;
- design and engineering problems;
- latent damages or deterioration to equipment and machinery in excess of engineering estimates and assumptions;
- financial or other difficulties at shipyards;
- interference from adverse weather conditions;
- difficulties in obtaining necessary permits or in meeting permit conditions; and
- customer acceptance delays.

Significant cost overruns or delays could materially affect our financial condition and results of operations. Additionally, capital expenditures for vessel upgrade, refurbishment and repair projects could materially exceed our planned capital expenditures. The failure to complete such a project on time, or the inability to complete it in accordance with its design specifications, may, in some circumstances, result in loss of revenues, penalties, or delay, renegotiation or cancellation of a contract. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms. Moreover, our vessels undergoing upgrade, refurbishment and repair activities may not earn revenue during periods when they are out of service.

A change in tax laws could have a material adverse effect on us by substantially increasing our corporate income taxes and, consequently, decreasing our future net income and increasing our future cash outlays for taxes.

As a result of our reorganization in 1982, MII is a corporation organized under the laws of the Republic of Panama. Tax legislative proposals intending to eliminate some perceived tax advantages of companies that have legal domiciles outside the U.S. but operate in the U.S. through one or more subsidiaries have been introduced in the U.S. Congress in recent years. Recent examples include, but are not limited to, legislative proposals that would broaden the circumstances in which a non-U.S. company would be considered a U.S. resident for U.S. tax purposes. It is possible that, if legislation were to be enacted in this area, we could be subject to a substantial increase in our corporate income taxes and, consequently, decrease our future net income and increase our future cash outlays for taxes. We are unable to predict the form in which any proposed legislation might become law or the nature of regulations that may be promulgated under any such future legislative enactments.

We face risks associated with investing in foreign subsidiaries and joint ventures, including the risks that the joint venture may not be able to effectively or efficiently manage its operations and that we may be restricted in our ability to access the cash flows or assets of these entities.

We conduct some operations through foreign subsidiaries and joint ventures. We do not manage all of our joint ventures. Even in those joint ventures that we manage, we may be required to consider the interests of the other joint venture participants in connection with decisions concerning the operations of the joint ventures, which in our belief may not be as efficient or effective as in our wholly owned subsidiaries. We may experience difficulties relating to the assimilation of personnel, services and systems in the joint venture operations. Any failure to efficiently and effectively operate with our joint venture partners may cause us to fail to realize the anticipated benefits of entering into the joint venture and could adversely affect our operating results for the joint venture. Additionally, our foreign subsidiaries and joint ventures sometimes face governmentally imposed restrictions on their ability to transfer funds to us. As a result, arrangements involving foreign subsidiaries and joint ventures may restrict us from gaining access to the cash flows or assets of these entities.

Our international operations are subject to political, economic and other uncertainties.

We derive a significant portion of our revenues from international operations. Our international operations are subject to political, economic and other uncertainties. These include:

- risks of war, terrorism, piracy and civil unrest;
- expropriation, confiscation or nationalization of our assets;
- renegotiation or nullification of our existing contracts;
- changing political conditions and changing laws and policies affecting trade and investment;
- overlap of different tax structures;
- risk of changes in currency exchange rates; and
- risks associated with the assertion of national sovereignty over areas in which our operations are conducted.

We also may be particularly susceptible to regional conditions that may adversely affect our operations. Our major marine construction vessels typically require relatively long periods of time to mobilize over long distances, which could affect our ability to withdraw them from areas of conflict. Additionally, certain of our fabrication facilities are located in regions where conflicts may occur and limit or disrupt our operations. Recent events in the Middle East highlight the risk that conflicts could have a material adverse impact on both the markets we serve and our operating capabilities in this region. Similar or more significant events could also take place in these and other regions in which we operate and could limit or disrupt our markets and operations, including disruption from evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Certain of our insurance coverages could also be cancelled by our insurers. The impacts of these risks are very difficult to cost effectively mitigate or insure against and, in the event of a significant event impacting the operations of one or more of our fabrication facilities, we will very likely not be able to timely replicate the fabrication capacity needed to meet existing contractual commitments, given the time and cost involved in doing so. Any failure by us to meet our material contractual commitments could give rise to loss of revenues, claims by customers, loss of future business opportunities and other issues, which could materially adversely affect our financial condition, results of operations and cash flows.

Various foreign jurisdictions have laws limiting the right and ability of foreign subsidiaries and joint ventures to pay dividends and remit earnings to affiliated companies. Our international operations sometimes face the additional risks of fluctuating currency values, hard currency shortages and controls of foreign currency exchange.

Foreign exchange risks and fluctuations may affect our profitability on certain projects.

We operate on a worldwide basis with substantial operations outside the U.S. that subject us to currency exchange risks. In order to manage some of the risks associated with foreign currency exchange rates, we enter into foreign currency derivative (hedging) instruments, especially when there is currency risk exposure that is not naturally mitigated via our contracts. However, these actions may not always eliminate all currency risk exposure, in particular for our long-term contracts. A disruption in the foreign currency markets, including the markets with respect to any particular currencies, such as the Euro, could adversely affect our hedging instruments and subject us to additional currency risk exposure. Based on fluctuations in currency, the U.S. dollar value of our backlog may from time to time increase or decrease significantly. We do not enter into derivative instruments for trading or other speculative purposes. Our operational cash flows and cash balances, though predominately held in U.S. dollars, may consist of different currencies at various points in time in order to execute our project contracts globally and meet transactional requirements. Non-U.S. asset and liability balances are subject to currency fluctuations when measured period to period for financial reporting purposes in U.S. dollars.

Our operations are subject to operating risks and limits on insurance coverage, which could expose us to potentially significant liabilities and costs.

We are subject to a number of risks inherent in our operations, including:

- accidents resulting in injury or the loss of life or property;
- environmental or toxic tort claims, including delayed manifestation claims for personal injury or loss of life;
- pollution or other environmental mishaps;
- hurricanes, tropical storms and other adverse weather conditions;
- mechanical failures;
- collisions;
- property losses;
- business interruption due to political action in foreign countries or other reasons; and
- labor stoppages.

We have been, and in the future we may be, named as defendants in lawsuits asserting large claims as a result of litigation arising from events such as these. Insurance against some of the risks inherent in our operations is either unavailable or available only at rates that we consider uneconomical. Also, catastrophic events customarily result in decreased coverage limits, more limited coverage, additional exclusions in coverage, increased premium costs and increased deductibles and self-insured retentions. Risks that we have frequently found difficult to cost-effectively insure against include, but are not limited to, business interruption (including from the loss of or damage to a vessel), property losses from wind, flood and earthquake events, war and confiscation or seizure of property (including by act of piracy), pollution liability, liabilities related to occupational health exposures (including asbestos), professional liability/errors and omissions coverage, coverage for costs incurred for investigations related to alleged breaches of laws or regulations, the failure, misuse or unavailability of our information systems or security measures related to those systems, and liability related to risk of loss of our work in progress and customer-owned materials in our care, custody and control. Depending on competitive conditions and other factors, we endeavor to obtain contractual protection against certain uninsured risks from our customers. When obtained, such contractual indemnification protection may not be as broad as we desire or may not be supported by adequate insurance maintained by the customer. Such insurance or contractual indemnity protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not insured, for which we are underinsured or for which our contractual indemnity protection is insufficient could have a material adverse effect on us.

We have a captive insurance company subsidiary which provides us with various insurance coverages. Claims could adversely impact the ability of our captive insurance company subsidiary to respond to all claims presented.

Additionally, upon the February 22, 2006 effectiveness of the settlement relating to the Chapter 11 proceedings involving several subsidiaries of our former subsidiary B&W, most of our subsidiaries contributed substantial insurance rights providing coverage for, among other things, asbestos and other personal injury claims, to the asbestos personal injury trust. With the contribution of these insurance rights to the asbestos personal injury trust, we may have underinsured or uninsured exposure for non-derivative asbestos claims or other personal injury or other claims that would have been insured under these coverages had the insurance rights not been contributed to the asbestos personal injury trust.

Volatility and uncertainty of the financial markets may negatively impact us.

We intend to finance our existing operations and initiatives, primarily with cash and cash equivalents, investments, cash flows from operations, and borrowings under our credit facility. We also enter into various financial derivative contracts, including foreign currency forward contracts with banks and institutions represented in our credit facility, to manage our foreign exchange rate risk. In addition, we maintain our cash balances and short-term investments in accounts held by major banks and financial institutions located primarily in North America, Europe and Asia, and some of those accounts hold deposits that exceed available insurance. During the global economic downturn that began in 2007, the financial markets and the financial services industry experienced a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the U.S. government. If national and international economic conditions deteriorate, it is possible that we may not be able to fully draw upon our existing credit facility and we may not be able to obtain alternative financing on favorable terms. It is possible that one or more of the financial institutions in which we hold our cash and investments could become subject to bankruptcy, receivership or similar proceedings. As a result, we could be at risk of not being able to access material amounts of our cash, which could result in a temporary liquidity crisis that could impede our ability to fund operations. A deterioration in the credit markets could adversely affect the ability of many of our customers to pursue new projects requiring our services or to pay us on time and the ability of many of our suppliers to meet our needs on a competitive basis. Our financial derivative contracts involve credit risk associated with our hedging counterparties, and a deterioration in the financial markets, including the markets with respect to any particular currencies, such as the Euro, could adversely affect our hedging counterparties and their abilities to fulfill their obligations to us.

Our credit facility imposes restrictions that could limit our operating and investment flexibility.

We maintain a credit facility that permits borrowings for working capital and other needs, as well as letters of credit for projects. The terms of our credit facility impose various restrictions and covenants on us that could have adverse consequences, including:

- limiting our ability to react to changing economic, regulatory and industry conditions;
- limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;
- limiting our ability to pay dividends to our stockholders; and
- limiting our ability to borrow additional funds.

Maintaining adequate letter of credit capacity is necessary for us to successfully bid on and win various contracts.

In line with industry practice, we are often required to post standby letters of credit to customers. These letters of credit generally indemnify customers should we fail to perform our obligations under the applicable contracts. If a letter of credit is required for a particular project and we are unable to obtain it due to insufficient liquidity or other reasons, we may not be able to pursue that project. We have limited capacity under our credit facility for letters of credit. Moreover, due to events that affect the credit markets generally, letters of credit may be more difficult to obtain in the future or may only be available at significant additional cost. Letters of credit may not continue to be available to us on reasonable terms. Our inability to obtain adequate letters of credit and, as a result, to bid on new work could have a material adverse effect on our business, financial condition and results of operations.

We depend on a relatively small number of customers.

We derive a significant amount of our revenues and profits from a relatively small number of customers in a given year. Our inability to continue to perform services for a number of these large existing customers, if not offset by contracts with new or other existing customers, could have a material adverse effect on our business and operations. Our significant customers include major integrated and national oil and gas companies.

We may not be able to compete successfully against current and future competitors.

The industry in which we operate is highly competitive. Some of our competitors or potential competitors have greater financial or other resources than we have. Our operations may be adversely affected if our current competitors or new market entrants introduce new facility designs or improvements to engineering, construction or installation services.

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain trained personnel in the future, could disrupt our operations and result in loss of revenues.

Our success depends on the continued active participation of our executive officers and key operating personnel. The unexpected loss of the services of any one of these persons could adversely affect our operations.

Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As such, our operations depend, to a considerable extent, on the continuing availability of such personnel. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our businesses, our operations could be adversely affected. A significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. If either of these events occurred for a significant period of time, our financial condition, results of operations and cash flows could be adversely impacted.

Pension expenses associated with our retirement benefit plans may fluctuate significantly depending on changes in actuarial assumptions, future market performance of plan assets and legislative or other regulatory actions.

A substantial portion of our current and retired employee population is covered by pension and post-retirement benefit plans, the costs and funding requirements of which depend on our various assumptions, including estimates of rates of return on benefit-related assets, discount rates for future payment obligations, rates of future cost growth and trends for future costs. Variances from these estimates could have a material adverse effect on us. In addition, funding requirements for benefit obligations of our pension and post-retirement benefit plans are subject to legislative and other government regulatory actions.

Our business strategy includes acquisitions to continue our growth. Acquisitions of other businesses can create certain risks and uncertainties.

We intend to pursue growth through the acquisition of businesses or assets that we believe will enable us to strengthen or broaden the types of projects we execute and also expand into new industries and regions. We may be unable to continue this growth strategy if we cannot identify suitable businesses or assets, reach agreement on potential strategic acquisitions on acceptable terms or for other reasons. Moreover, business or asset acquisitions involve certain risks, including:

- difficulties relating to the assimilation of personnel, services and systems of an acquired business and the assimilation of marketing and other operational capabilities;
- challenges resulting from unanticipated changes in customer relationships subsequent to an acquisition;
- additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls;

- assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition transaction was negotiated;
- diversion of management's attention from day-to-day operations;
- failure to realize anticipated benefits, such as cost savings and revenue enhancements;
- potentially substantial transaction costs associated with business combinations; and
- potential impairment of goodwill or other intangible assets resulting from the overpayment for an acquisition.

Acquisitions may be funded by the issuance of additional equity or new debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in goodwill, it will reduce our tangible net worth, which might have an adverse effect on potential credit and bonding capacity.

Additionally, an acquisition may bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have historically experienced.

We rely on intellectual property law and confidentiality agreements to protect our intellectual property. We also rely on intellectual property we license from third parties. Our failure to protect our intellectual property rights, or our inability to obtain or renew licenses to use intellectual property of third parties, could adversely affect our business.

Our success depends, in part, on our ability to protect our proprietary information and other intellectual property. Our intellectual property could be challenged, invalidated, circumvented or rendered unenforceable. In addition, effective intellectual property protection may be limited or unavailable in some foreign countries where we operate.

Our failure to protect our intellectual property rights may result in the loss of valuable technologies or adversely affect our competitive business position. We rely significantly on proprietary technology, information, processes and know-how that are not subject to patent or copyright protection. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors or other parties, as well as through other security measures. These agreements and security measures may be inadequate to deter or prevent misappropriation of our confidential information. In the event of an infringement of our intellectual property rights, a breach of a confidentiality agreement or divulgence of proprietary information, we may not have adequate legal remedies to protect our intellectual property. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management's attention away from other aspects of our business. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

In some instances, we have augmented our technology base by licensing the proprietary intellectual property of third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms.

We are subject to government regulations that may adversely affect our future operations.

Many aspects of our operations and properties are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to:

- constructing and equipping of production platforms and other offshore facilities;
- marine vessel safety;
- currency conversions and repatriation;
- oil exploration and development;

- clean air and other environmental protection legislation;
- taxation of foreign earnings and earnings of expatriate personnel; and
- use of local employees and suppliers by foreign contractors.

In addition, we depend on the demand for our services from the oil and gas industry and, therefore, we are generally affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry. The adoption of laws and regulations curtailing offshore exploration and development drilling for oil and gas for economic and other policy reasons would adversely affect our operations by limiting the demand for our services.

We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Environmental laws and regulations and civil liability for contamination of the environment or related personal injuries may result in increases in our operating costs and capital expenditures and decreases in our earnings and cash flow.

Governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality and cleanup of contaminated sites, have had a substantial impact on our operations. These requirements are complex and subject to frequent change. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. Such expenditures and liabilities may adversely affect our business, financial condition, results of operations and cash flows. See "Governmental Regulations and Environmental Matters—Environmental" in Item 1 above for further information.

Our businesses require us to obtain and to comply with government permits and approvals.

Our businesses are required to obtain, and to comply with, government permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect our operations by temporarily suspending our activities or curtailing our work and may subject us to penalties and other sanctions. Although existing licenses are routinely renewed by various regulators, renewal could be denied or jeopardized by various factors, including:

- failure to provide adequate financial assurance for closure;
- failure to comply with environmental and safety laws and regulations or permit conditions;
- local community, political or other opposition;
- executive action; and
- legislative action.

In addition, if new environmental legislation or regulations are enacted or implemented, or existing laws or regulations are amended or are interpreted or enforced differently, we may be required to obtain additional operating permits or approvals. Our inability to obtain, and to comply with, the permits and approvals required for our businesses could have a material adverse effect on us.

Recently adopted regulations related to "conflict minerals" could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo and adjoining countries (collectively, the "Covered Countries"). The term "conflict minerals" encompasses tantalum, tin, tungsten (and their ores) and gold.

In August 2012, pursuant to the Dodd-Frank Act, the SEC adopted new annual disclosure and reporting requirements applicable to any company that files periodic public reports with the SEC, if any conflicts minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that company. These new annual reporting requirements, which require companies to describe reasonable country of origin inquiries, due diligence measures, the results of those activities and related determinations, will become applicable beginning in May 2014.

Because we have a highly complex, multi-layered supply chain, we may incur significant costs if required to comply with these new disclosures. In addition, the implementation of procedures to comply with these requirements could adversely affect the sourcing, supply and pricing of materials, including components, used in our products. Our suppliers (or suppliers to our suppliers) may not be able or willing to provide all requested information or to take other steps necessary to ensure that no conflict minerals financing or benefiting armed groups are included in materials or components supplied to us for our manufacturing purposes. We may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals necessary to the functionality or production of our products through the procedures we may implement. Also, we may encounter challenges to satisfy customers that may require all of the components of products purchased by them to be certified as conflict free. If we are not able to meet customer certification requirements, customers may choose to disqualify us as a supplier. In addition, since the applicability of the new conflict minerals requirements is limited to companies that file periodic reports with the SEC, not all of our competitors will need to comply with these requirements unless they are imposed by customers. As a result, those competitors may have cost and other advantages over us.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could weaken our ability to win contracts, lead to the suspension of our operations and result in reduced revenues and profits.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one or more of our employees, agents or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial reporting and various other applicable laws or regulations. The precautions we take to prevent and detect fraud, misconduct or failures to comply with applicable laws and regulations may not be effective. Our failure to comply with applicable laws or regulations or acts of fraud or misconduct could subject us to fines and penalties, lead to the suspension of operations and result in reduced revenues and profits.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, UK Bribery Act, other applicable worldwide anti-corruption laws or our 1976 Consent Decree.

The U.S. Foreign Corrupt Practices Act ("FCPA") and other applicable worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. These laws include the U.K. Bribery Act, which is broader in scope than the FCPA, as it contains no facilitating payments exception. Additionally, in 1976 we entered into a consent decree with the U.S. Securities and Exchange Commission which, among other things, forbids us from making payments in the nature of a commercial bribe to any customer or supplier to induce the purchase or sale of goods, services or supplies. We operate in some countries that international corruption monitoring groups have identified as having high levels of corruption. Our activities create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA or other applicable anti-corruption laws. Our training program and policies mandate compliance with applicable anti-corruption laws and the 1976 Consent Decree. Although we have policies, procedures and internal controls in place to monitor internal and external compliance, we cannot assure that our policies and procedures will protect us from governmental investigations or inquiries surrounding actions of our employees or agents. If we are found to be liable for violations of the FCPA or other applicable anti-corruption laws or of the 1976 Consent Decree (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Systems and information technology interruption could adversely impact our ability to operate.

We continue to evaluate potential replacements of existing key financial and human resources legacy systems with new enterprise systems. This potential implementation subjects us to inherent costs and risks associated with replacing and changing these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our possible systems implementations may not result in productivity improvements at the levels anticipated, or at all. In addition, the implementation of new technology systems may cause disruptions in our business operations. This disruption and any other information technology system disruptions and our ability to mitigate those disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on us.

Our results of operations could be affected by natural disasters in locations in which we and our customers operate.

Our customers have operations in locations that are subject to natural disasters, such as flooding, hurricanes, tsunamis, earthquakes, volcanic eruptions or nuclear or other disasters, or a combination of such disasters, such as the events experienced in Japan in 2011. The occurrence of any of these events and the impacts of such events could disrupt and adversely affect the operations of our customers and suppliers as well as our operations in the areas in which these types of events occur.

War, other armed conflicts or terrorist attacks could have a material adverse effect on our business.

War, terrorist attacks and unrest have caused and may continue to cause instability in the world's financial and commercial markets, have significantly increased political and economic instability in some of the geographic areas in which we operate and have contributed to high levels of volatility in prices for oil and gas. Instability and unrest in the Middle East and Afghanistan, as well as threats of war or other armed conflict elsewhere, may cause further disruption to financial and commercial markets and contribute to even higher levels of volatility in prices for oil and gas. In addition, unrest in the Middle East and Afghanistan could lead to acts of terrorism in the United States or elsewhere, and acts of terrorism could be directed against companies such as ours. Also, acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East and Indonesia, could limit or disrupt our markets and operations, including disruptions from evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Armed conflicts, terrorism and their effects on us or our markets may significantly affect our business and results of operations in the future.

In connection with the spin-off, B&W agreed to indemnify us for certain liabilities. However, the indemnity from B&W may not be sufficient to protect us against the full amount of such liabilities, and B&W's ability to satisfy its indemnification obligations may be impaired in the future.

Pursuant to the master separation agreement we entered into with B&W, B&W agreed to indemnify us from certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that B&W

assumed. In addition, the indemnity may not be sufficient to protect us against the full amount of such liabilities, and B&W may not be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from B&W any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could adversely affect our business, results of operations and financial condition.

The spin-off could result in substantial tax liability.

We obtained a private letter ruling from the Internal Revenue Service ("IRS") substantially to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions qualified under Sections 355 and/or 368 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). If the factual assumptions or representations made in the request for the private letter ruling prove to have been inaccurate or incomplete in any material respect, then we will not be able to rely on the ruling. Furthermore, the IRS does not rule on whether a distribution such as the spin-off satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. The private letter ruling was based on representations by us that those requirements were satisfied, and any inaccuracy in those representations could invalidate the ruling. In connection with the spin-off, we also obtained an opinion of outside counsel, substantially to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions qualified under Sections 355 and/or 368 of the Code. The opinion relied on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters made by B&W and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such counsel in its opinion. The opinion is not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts would not challenge the conclusions stated in the opinion or that any such challenge would not prevail.

If, notwithstanding receipt of the private letter ruling and opinion, certain transactions related to the spin-off were to fail to qualify for tax-free treatment, B&W would be treated as if it had sold part of its assets (which were retained by us) in a taxable sale for fair market value and we would be treated as receiving such assets from B&W as a taxable dividend.

Under the terms of the tax sharing agreement we entered into with B&W in connection with the spin-off, B&W is generally responsible for any taxes imposed on B&W or us and our subsidiaries in the event that the spin-off and/or certain related transactions were to fail to qualify for tax-free treatment. However, if the spin-off and/or certain related transactions were to fail to qualify for tax-free treatment because of actions or failures to act by us or our subsidiaries, a subsidiary of ours would be responsible for all such taxes. If we were to become liable for taxes under the tax sharing agreement, that liability could have a material adverse effect on us.

Provisions in our corporate documents and Panamanian law could delay or prevent a change in control of our company, even if that change may be considered beneficial by some stockholders.

The existence of some provisions of our articles of incorporation and by-laws and Panamanian law could discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These include provisions:

- providing that our board of directors fixes the number of members of the board;
- limiting who may call special meetings of stockholders;
- restricting the ability of stockholders to take action by written consent, rather than at a meeting of the stockholders;
- establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;
- establishing supermajority vote requirements for certain amendments to our articles of incorporation and by-laws;

- authorizing a large number of shares of common stock that are not yet issued, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us; and
- authorizing the issuance of "blank check" preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt.

In addition, we are registered with the Panamanian National Securities Commission (the "PNSC") and, as a result, we are subject to Decree No. 45 of December 5, 1977, of the Republic of Panama, as amended (the "Decree"). The Decree imposes certain restrictions on offers to acquire voting securities of a company registered with the PNSC if, following such an acquisition, the acquiror would own directly or indirectly more than 5% of the outstanding voting securities (or securities convertible into voting securities) of such company, with a market value of at least five million Balboas (approximately $5.0 million). Under the Decree, any such offeror would be required to provide McDermott with a declaration stating, among other things, the identity and background of the offeror, the source and amount of funds to be used in the proposed transaction and the offeror's plans with respect to McDermott. In that event, the PNSC may, at our request, hold a public hearing as to the adequacy of the disclosure provided by the offeror. Following such a hearing, the PNSC would either determine that full and fair disclosure had been provided and that the offeror had complied with the Decree or prohibit the offeror from proceeding with the offer until it has furnished the required information and fully complied with the Decree. Under the Decree, such a proposed transaction cannot be consummated until 45 days after the delivery of the required declaration prepared or supplemented in a complete and accurate manner, and our board of directors may, in its discretion, within 15 days of receiving a complete and accurate declaration, elect to submit the transaction to a vote of our stockholders. In that case, the transaction could not proceed until approved by the holders of at least two-thirds of the voting power of the shares entitled to vote at a meeting held within 30 days of the date it is called. If such a vote is obtained, the shares held by the offeror would be required to be voted in the same proportion as all other shares that are voted in favor of or against the offer. If the stockholders approved the transaction, it would have to be consummated within 60 days following the date of that approval. The Decree provides for a civil right of action by stockholders against an offeror who does not comply with the provisions of the Decree. It also provides that certain persons, including brokers and other intermediaries who participate with the offeror in a transaction that violates the Decree, may be jointly and severally liable with the offeror for damages that arise from a violation of the Decree. We have a long-standing practice of not requiring a declaration under the Decree from passive investors who do not express any intent to exercise influence or control over our company and who remain as passive investors, so long as they timely file appropriate information on Schedule 13D or Schedule 13G under the Securities Exchange Act of 1934. This practice is consistent with advice we have received from our Panamanian counsel to the effect that our Board of Directors may waive the protection afforded by the Decree and not require declarations from passive investors who invest in our common stock with no intent to exercise influence or control over our company.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders.

We may issue preferred stock that could dilute the voting power or reduce the value of our common stock.

Our articles of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

The following table provides the segment name, location, and principal use of each of our significant properties at December 31, 2012 that we own or lease:

Business Segment and Location	Principal Use	Owned/Leased
ASIA PACIFIC		
Singapore, Singapore	Operations/engineering/administrative office	Leased
Batam Island, Indonesia	Fabrication facility	Leased
Jakarta, Indonesia	Engineering office	Leased
Perth, Australia	Operations/administrative	Leased
Melbourne, Australia	Operations	Leased
Kuala Lumpur, Malaysia	Operations	Leased
ATLANTIC		
Morgan City, Louisiana	Fabrication facility	Leased
Altamira, Mexico	Fabrication facility	Owned/Leased
Houston, Texas	Operations/engineering/administrative office	Leased
New Orleans, Louisiana	Engineering office	Leased
Rio de Janeiro, Brazil	Operations/administrative	Leased
MIDDLE EAST		
Dubai (Jebel Ali), U.A.E.	Operations/engineering/fabrication/administrative office	Leased
Chennai, India	Engineering office	Leased
Al Khobar, Saudi Arabia	Operations/engineering office	Leased
Baku, Azerbaijan	Operations/administrative office	Leased
CORPORATE		
Houston, Texas	Administrative office	Leased

We also lease a number of sales, administrative and field construction offices, warehouses and equipment maintenance centers strategically located throughout the world. We consider each of our significant properties to be suitable and adequate for its intended use.

We operate a fleet of construction and multi-service vessels. Our pipelay and derrick vessels are equipped with revolving cranes, auxiliary cranes, welding equipment, pile-driving hammers, anchor winches and a variety of additional equipment. Our multi-service vessels have capabilities which include subsea construction, pipelay, cable lay and dive support. Seven of our owned and/or operated major construction and multi-service vessels are self-propelled. We also have a substantial inventory of specialized support equipment for intermediate water and deepwater construction and pipelay. In addition, we own or lease a substantial number of other vessels, such as tugboats, utility boats, launch barges and cargo barges, to support the operations of our major marine construction vessels. Most of our marine vessels are encumbered by liens under our credit facility.

The following table sets forth certain information with respect to the major construction and multi-service vessels currently utilized to conduct our operations, including their location at December 31, 2012:

Location and Vessel Name	Vessel Type	Year Entered Service/ Upgraded	Maximum Derrick Lift (tons)	Maximum Pipe Diameter (inches)
ATLANTIC				
Agile[1]	Multi-Service Vessel	1978/2011	100	—
DB 16[1][2]	Pipelay/Derrick	1967/2000	860	30
DB 50[1]	Pipelay/Derrick	1988/2012	4,400	20
Intermac 600	Launch/Cargo Barge	1973	—	—
MIDDLE EAST				
DB 27	Pipelay/Derrick	1974/1984	2,400	60
DB 30	Pipelay/Derrick	1975/1999	3,080	60
Emerald Sea[1]	Multi-Service Vessel	1996/2007	100	—
Thebaud Sea[1]	Multi-Service Vessel	1999/2010	100	—
ASIA PACIFIC				
DB 26[2]	Pipelay/Derrick	1975	900	60
DB 101	Pipelay/Derrick	1978/1984	3,500	—
DLB KP1	Pipelay/Derrick	1974	660	60
Intermac 650	Launch/Cargo Barge	1980/2006	—	—
LB 32[3]	Pipelay	2010	—	—
North Ocean 102[1]	Multi-Service Vessel	2009	100	—
North Ocean 105[1]	Multi-Service Vessel	2012	400	16

(1) Vessel with dynamic positioning capability

(2) Currently classified as held for sale

(3) Vessel in shipyard undergoing upgrade to add a derrick

Governmental regulations, our insurance policies and some of our financing arrangements require us to maintain our vessels in accordance with standards of seaworthiness and safety set by applicable governmental authorities or classification societies, such as American Bureau of Shipping, Den Norske Veritas, Lloyd's Register of Shipping and other world-recognized classification societies.

Item 3. LEGAL PROCEEDINGS

The information set forth under the heading "Investigations and Litigation" in Note 12, "Commitments and Contingencies," to our consolidated financial statements included in this annual report is incorporated by reference into this Item 3.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol MDR. We filed certifications of the Chairman of the Board, President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 32.1 and 32.2, respectively, included as exhibits to this report.

High and low stock prices by quarter for the years ended December 31, 2012 and 2011:

YEAR ENDED DECEMBER 31, 2012

QUARTER ENDED	SALES PRICE HIGH	SALES PRICE LOW
March 31, 2012	$15.35	$11.34
June 30, 2012	$13.25	$ 9.04
September 30, 2012	$13.56	$10.73
December 31, 2012	$12.45	$ 9.66

YEAR ENDED DECEMBER 31, 2011

QUARTER ENDED	SALES PRICE HIGH	SALES PRICE LOW
March 31, 2011	$26.14	$18.96
June 30, 2011	$25.94	$17.69
September 30, 2011	$21.69	$10.76
December 31, 2011	$14.84	$ 9.77

We have not paid cash dividends on MII's common stock since the second quarter of 2000 and do not currently have plans to reinstate a cash dividend at this time. Our Board of Directors will evaluate our cash dividend policy from time to time.

As of February 15, 2013, there were approximately 2,508 record holders of our common stock.

The following table provides information on our equity compensation plans as of December 31, 2012:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	2,727,659	$12.24	7,155,823

The following graph provides a comparison of our five-year, cumulative total shareholder return from December 2007 through December 2012 to the return of S&P 500 and our custom peer group.



SP500
Peer Group
McDermott(1)
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
12/07
12/08
12/09
12/10
12/11
12/12

(1) Total shareholder return assuming $100 invested on December 31, 2007 and reinvestment of dividends on daily basis. All stock prices before the B&W spin-off have been discounted 48% to remove the value attributed to the stock dividend of B&W common stock for all periods presented.

The peer group used for the five-year comparison was comprised of the following companies:

- Baker Hughes Incorporated
- Cal Dive International, Inc.
- Cameron International Corporation
- Chicago Bridge & Iron Company N.V.
- Dresser-Rand Group, Inc.
- FMC Technologies, Inc.
- Foster Wheeler AG
- Halliburton Company
- Helix Energy Solutions Group, Inc.
- Jacobs Engineering Group Inc.
- KBR, Inc.
- National Oilwell Varco, Inc.
- Noble Corporation
- Oceaneering International, Inc.
- Oil States International, Inc.
- The Shaw Group Inc.
- Tidewater Inc.

Item 6. SELECTED FINANCIAL DATA

	For the Years Ended				
	2012	2011	2010	2009	2008
	(In thousands, except for per share amounts)				
Statement of Income Data[1]:					
Revenues	$3,641,624	$3,445,110	$2,403,743	$3,281,790	$3,098,104
Operating Income	$ 319,327	$ 250,723	$ 314,905	$ 279,349	$ 106,987
Income from Continuing Operations	$ 203,156	$ 151,542	$ 236,566	$ 206,158	$ 60,649
Income (Loss) from Discontinued Operations	$ 3,497	$ (12,812)	$ (34,900)	$ 180,898	$ 368,653
Net Income Attributable to McDermott International, Inc.	$ 206,653	$ 138,730	$ 201,666	$ 387,056	$ 429,302
Basic Earnings per Common Share:					
Income from Continuing Operations	0.86	0.65	1.02	0.90	0.27
Income (Loss) from Discontinued Operations	0.01	(0.05)	(0.15)	0.79	1.62
Diluted Earnings per Common Share:					
Income from Continuing Operations	0.86	0.64	1.00	0.88	0.26
Income (Loss) from Discontinued Operations	0.01	(0.05)	(0.15)	0.78	1.60
Balance Sheet Data[2]:					
Total Assets	$3,333,627	$2,992,814	$2,598,688	$4,849,110	$4,601,693
Current Maturities of Long-Term Debt	$ 14,146	$ 8,941	$ 8,547	$ 16,270	$ 9,021
Long-Term Debt	$ 88,562	$ 84,794	$ 46,748	$ 56,714	$ 6,109
Total Equity	$1,952,105	$1,733,712	$1,512,267	$1,833,100	$1,316,513

(1) Statement of income data prior to December 31, 2010 have been restated to reflect the discontinuance of our charter fleet business and the July 30, 2010 spin-off of B&W.

(2) Balance sheet data presented prior to December 31, 2011 includes the historical information of the charter fleet business and B&W.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements we make in the following discussion which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements that are subject to risks, uncertainties and assumptions. Our actual results, performance or achievements, or industry results, could differ materially from those we express in the following discussion as a result of a variety of factors, including the risks and uncertainties we have referred to under the headings "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in Items 1 and 1A of Part I of this annual report.

General

MII is a leading EPCI company focused on designing and executing complex offshore oil and gas projects worldwide. Providing fully integrated EPCI services for offshore oil and gas field developments, we deliver fixed and floating production facilities, pipeline and subsea systems from concept to commissioning. We support these activities with comprehensive project management and procurement services. Our reporting segments consist of Asia Pacific, Atlantic and the Middle East. We also report certain corporate and other non-operating activities under the heading "Corporate and Other." Corporate and Other primarily reflects corporate personnel and activities, incentive compensation programs and other costs, which are generally fully allocated to our operating segments.

Our business activity depends mainly on capital expenditures for offshore construction services of major integrated oil and gas companies and national oil companies for the construction of development projects in the regions in which we operate. Our operations are generally capital intensive and rely on large contracts, which can account for a substantial amount of our revenues.

The results of operations for the years presented reflect the historical operations of the charter fleet business and B&W as discontinued operations. The discussions of our business and results of operations in this annual report are presented on the basis of continuing operations, unless otherwise stated.

Recent Developments

During the quarter ended September 30, 2012, we committed to a plan to sell three of our multi-function marine vessels, specifically the *Bold Endurance, DB 16* and *DB 26*. At December 31, 2012, we classified approximately $30.0 million as assets held for sale in our consolidated balance sheet. On December 18, 2012, we entered into an agreement to sell the *Bold Endurance* for cash proceeds of approximately $2.0 million. The sale was completed in January 2013. We remain in active discussions with several interested parties to sell the remaining two vessels.

Business Outlook

We believe our business outlook remains strong due, in large part, to our business model, which is heavily concentrated in international markets where demand for offshore oil and gas services and construction remains strongest. This is visible in our results from operations, where we generated more than 96% of our 2012 consolidated revenues from projects outside the U.S. Over the past three years we have generated an average of 97% of our revenues outside the U.S. Accordingly, our worldwide operations are heavily influenced by the worldwide demand for oil and gas.

Oil prices have remained strong over the past 12 months, which has led to increased levels of capital expenditures by the major integrated and national oil and gas companies, even though natural gas prices in the U.S. have remained at low levels during that period. As a result, we have a significant number of bids outstanding for new projects. However, any significant future economic contraction could reduce worldwide demand for oil and gas and negatively impact oil and gas prices, leading our customers to defer major capital projects, which would result in a decline in the demand for our services.

The decision-making process for oil and gas companies regarding capital expenditures on an offshore construction development project differs depending on whether the project involves a new or existing development. In the case of a new development project, the demand for offshore construction services generally follows exploratory drilling and, in some cases, initial development drilling activities. Based on the results of those activities and evaluations of field economics, the customer determines whether to install a new platform and new infrastructure, such as subsea gathering lines and pipelines. For an existing development project, demand for offshore construction services is generated by decisions to, among other things, expand development in existing fields and expand existing infrastructure.

We expect the offshore EPCI market to remain strong, and we expect continued growth in deepwater developments. As a result, we have recently entered into contracts for the construction of two vessels with deepwater capabilities. The *Lay Vessel 108* ("*LV 108*") and the *Deepwater Lay Vessel 2000* ("*DLV 2000*") are designed for advanced deepwater subsea and marine construction operations. Over the next three years, we expect to incur capital expenditures ranging from approximately $650 million to $750 million associated with the construction of those vessels.

Backlog is not a measure defined by GAAP and is not a measure of contract profitability. However, we use backlog information internally to evaluate our operations for the purpose of planning, forecasting and evaluating performance. Backlog represents the dollar amount of revenues we expect to recognize in the future from contracts awarded and in progress. We expect our backlog of approximately $5.1 billion at December 31, 2012 to produce revenues of approximately $2.3 billion in 2013, not including the effects of any change orders or new contracts that may be awarded during the year. We are actively bidding on and, in some cases, beginning preliminary work on projects that we expect will be awarded to us in 2013, subject to successful contract negotiations. Those projects are not included in our December 31, 2012 backlog.

Our Atlantic segment continued to be challenged in 2012 and, as a result, incurred an operating loss of approximately $67.0 million. The segment has two projects in Brazil that contributed revenues but no income in 2012. We are accounting for one of those projects under our deferred profit recognition policy, due to the "first of a kind" nature of the project. On the other project in Brazil, which is a five-year charter that began in early 2012, we recognized a loss due to substantial cost overruns for the year ended December 31, 2011. These projects contain a significant level of uncertainty and, as a result, we can provide no assurance as to the expected operating margins for 2013. We experienced losses in 2012 on several projects, in large part due to low fabrication productivity in the United States. During 2012, we began ramping up our Altamira, Mexico fabrication facility, primarily with work on small projects, and we were recently awarded a larger project that will commence during 2013, with a view of more fully utilizing that facility.

We previously implemented various cost reduction measures in our Atlantic segment to better align our operations with anticipated business levels. However, we continue to evaluate further changes to the operations of this segment. Furthermore, until the uncertainties surrounding the projects in Brazil are clarified, and we successfully execute and, in certain cases, complete the U.S. and Mexico projects, short-term operating performance could be negatively impacted. As a result, we expect to continue to incur losses in our Atlantic segment in 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements and accompanying notes are presented in U.S. Dollars and prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The amounts we report in our consolidated financial statements and accompanying notes reflect the application of our accounting policies and management's estimates and assumptions. We believe the following are our most critical accounting policies applied in the preparation of our consolidated financial statements. These policies require our most difficult, subjective and complex judgments, often as a result of the need to make estimates of matters that are inherently uncertain.

Revenue Recognition. We determine the appropriate accounting method for each of our long-term contracts before work on the project begins. We generally recognize contract revenues and related costs on a percentage-of-completion method for individual contracts or combinations of contracts based on work performed, man hours, or a cost-to-cost method, as applicable to the activity involved. We include the amount of accumulated contract costs and estimated earnings that exceed billings to customers in contracts in progress. We include billings to customers that exceed accumulated contract costs and estimated earnings in advance billings on contracts. Most long-term contracts contain provisions for progress payments. We expect to invoice customers for all unbilled revenues. Certain costs are generally excluded from the cost-to-cost method of measuring progress, such as significant costs for materials and third-party subcontractors. Total estimated costs, and resulting contract income, are affected by changes in the expected cost of materials and labor, productivity, scheduling and other factors. Additionally, external factors such as weather, customer requirements and other factors outside of our control may affect the progress and estimated cost of a project's completion and, therefore, the timing and amount of revenue and income recognition. In addition, change orders, which are a normal and recurring part of our business, can increase (and sometimes substantially) the future scope and cost of a job. Therefore, change order awards (although frequently beneficial in the long term) can have the short-term effect of reducing the job percentage of completion and thus the revenues and profits recognized to date. We regularly review contract price and cost estimates as the work progresses and reflect adjustments in profit, proportionate to the job percentage of completion in the period when those estimates are revised.

Deferred Profit Recognition. For contracts as to which we are unable to estimate the final profitability due to their uncommon nature, including first-of-a-kind projects, we recognize equal amounts of revenue and cost until the final results can be estimated more precisely. For these contracts, we only recognize gross margin when reasonably estimable and the level of uncertainty has been significantly reduced, which we generally determine to be when the contract is at least 70% complete. We treat long-term construction contracts that contain such a level of risk and uncertainty that estimation of the final outcome is impractical, as deferred profit recognition contracts. If while being accounted for under our deferred profit recognition policy a current estimate of total contract costs indicates a loss, the projected loss is recognized in full and the project is accounted for under our normal revenue recognition guidelines.

We currently account for an Atlantic segment project under our deferred profit recognition policy. This project was awarded to one of our unconsolidated joint ventures, and the Atlantic segment's backlog includes a subcontract from that joint venture, of which $161.5 million relating to this project remained in backlog at December 31, 2012. This project contributed revenues and costs equally, totaling $37.6 million and $45.4 million for the years ended December 31, 2012 and 2011, respectively.

Completed Contract Method. Under the completed contract method, revenue and gross profit is recognized only when a contract is completed or substantially complete. We generally do not enter into fixed-price contracts without an estimate of cost to complete that we believe to be accurate. However, it is possible that in the time between contract execution and the start of work on a project, we could lose the ability to forecast cost to complete based on intervening events, including, but not limited to, experience on similar projects, civil unrest, strikes and volatility in our expected costs. In such a situation, we would use the completed contract method of accounting for that project. We did not enter into any contracts that we accounted for under the completed contract method during 2012, 2011 or 2010.

Claims Revenue. We include certain unapproved claims in the applicable contract value when we have a legal basis to do so, consider collection to be probable and the value can be reliably estimated. Claim revenue, when recorded, is only recorded to the extent of associated costs in our consolidated financial statements. The net amount of revenues and costs included in our estimates at completion (*i.e.*, contract values) associated with such claims was $187.6 million and $55.4 million as of December 31, 2012 and 2011, respectively. These amounts are determined based on various factors, including our analysis of the underlying contractual language and our experience in making and resolving claims. For the years ended December 31, 2012 and 2011, $78.6 million and $12.0 million of revenues and costs are reflected in our consolidated financial statements pertaining to claims. Certain of our unconsolidated joint ventures also included $9.2 million and $13.0 million of claims revenue and costs in their financial results for the years ended December 31, 2012 and 2011, respectively. The amount recorded for claims in the year ended December 31, 2010 was not material to our consolidated financial statements.

We continue to actively engage in negotiations with our customers. However, these claims may be resolved at amounts that differ from our current estimates, which could result in increases or decreases in future estimated contract profits or losses.

Loss Recognition. A risk associated with fixed-priced contracts is that revenue from customers may not cover increases in our costs. It is possible that current estimates could materially change for various reasons, including, but not limited to, fluctuations in forecasted labor productivity, pipeline lay rates or steel and other raw material prices. Increases in costs associated with our fixed-price contracts could have a material adverse impact on our consolidated financial condition, results of operations and cash flows. Alternatively, reductions in overall contract costs at completion could materially improve our consolidated financial condition, results of operations and cash flows.

As of December 31, 2012, we have provided for our estimated costs to complete on all of our ongoing contracts. However, it is possible that current estimates could change due to unforeseen events, which could result in adjustments to overall contract costs. Variations from estimated contract performance could result in material adjustments to operating results. For all contracts, if a current estimate of total contract cost indicates a loss, the projected loss is recognized in full when determined.

Of the December 31, 2012 backlog amount of $5.1 billion, approximately $544.8 million relates to six active projects that are in loss positions, whereby future revenues are expected to equal costs when recognized. Included in this amount is $229.5 million associated with a recently commenced marine project in our Asia Pacific segment and $210.4 million pertaining to a five-year charter in Brazil being conducted by our Atlantic segment. These two projects represent 80% of the backlog amount in a loss position. It is possible that our estimates of gross profit could increase or decrease based on changes in productivity, actual downtime and the resolution of change orders and claims with the customers.

Derivative Financial Instruments. Our worldwide operations give rise to exposure to changes in certain market conditions, which may adversely impact our financial performance. When we deem it appropriate, we use derivatives as a risk management tool to mitigate the potential impacts of certain market risks. The primary market risk we manage through the use of derivative instruments is movement in foreign currency exchange rates. We use foreign currency derivative contracts to reduce the impact of changes in foreign currency exchange rates on our operating results. We use these instruments to hedge our exposure associated with revenues and/or costs on our long-term contracts and other cash flow exposures that are denominated in currencies other than our operating entities' functional currencies.

In certain cases, contracts with our customers may contain provisions under which payments from our customers are denominated in U.S. Dollars and in a foreign currency. The payments denominated in a foreign currency are designed to compensate us for costs that we expect to incur in such foreign currency. In these cases, we may use derivative instruments to reduce the risks associated with foreign currency exchange rate fluctuations arising from differences in timing of our foreign currency cash inflows and outflows.

Property, Plant and Equipment. We carry our property, plant and equipment at depreciated cost. Except for major marine vessels, we depreciate our property, plant and equipment using the straight-line method, over estimated economic useful lives of eight to 33 years for buildings and three to 28 years for machinery and equipment. We do not depreciate property, plant and equipment classified as held for sale.

Marine Vessels. We depreciate major marine vessels using the units-of-production method based on the utilization of each vessel. Our units-of-production method of depreciation involves the calculation of depreciation expense on each vessel based on the product of actual utilization for the vessel for the period and the applicable daily depreciation value (which is based on vessel book value, standard utilization and vessel life) for the vessel. Our actual utilization is determined based on the actual days that the vessel was working or otherwise actively engaged (other than in transit between regions) under a contract, as determined by daily vessel operating reports prepared by the crew of the vessel. Our standard utilization is determined by vessel at least annually based on recent actual utilization combined with an expectation of future utilization, both of which allow for idle time. We ensure that a minimum amount of accumulated depreciation of at least 50% of equivalent life-to-date straight-line depreciation is recorded. Additionally, in periods of very low utilization, a minimum amount of depreciation expense of at least 25% of an equivalent straight-line depreciation expense (which is based on an initial 25-year life) is recorded.

We capitalize drydocking costs in other assets when incurred and amortize the costs over the period of time between drydockings, which is generally three to five years.

We expense the costs of other maintenance, repairs and renewals, which do not materially prolong the useful life of an asset, as we incur them. These amounts are generally not significant to our consolidated financial statements.

Insurance and Self-Insurance. We have a wholly owned insurance subsidiary that provides coverage for our retentions under employer's liability, general and products liability, automobile liability and workers' compensation insurance and, from time to time, builder's risk and marine hull insurance within certain limits to our companies. Reserves related to these insurance programs are based on the facts and circumstances specific to the insurance claims, our past experience with similar claims, loss factors and the performance of the outside insurance market for the type of risk at issue. The actual outcome of insured claims could differ significantly from estimated amounts. We maintain actuarially determined accruals in our consolidated balance sheets to cover losses in our captive insurance programs. These accruals are based on assumptions developed utilizing historical data to project future losses. Loss estimates in the calculation of these accruals are adjusted as required based upon actual claim settlements and reported claims. Claims as a result of our operations could adversely impact the ability of our insurance subsidiary to respond to all claims presented. We reduced our self-insurance accruals, in part due to improved safety performance, by $6.8 million, $17.3 million and $2.4 million during the years ended December 31, 2012, 2011 and 2010, respectively, and recognized these reductions in cost of operations in our consolidated statements of income.

Upon the February 22, 2006 effectiveness of the settlement relating to the Chapter 11 proceedings involving several B&W subsidiaries, most of our subsidiaries contributed substantial insurance rights to the asbestos personal injury trust. Those insurance rights provided coverage for, among other things, asbestos and other personal injury claims, subject to the terms and conditions of the policies. With the contribution of those insurance rights to the asbestos personal injury trust, we may have underinsured or uninsured exposure for non-derivative asbestos claims or other personal injury or other claims that would have been insured under those coverages had the insurance rights not been contributed to the asbestos personal injury trust.

Pension Plans and Postretirement Benefits. We estimate income or expense related to our pension and postretirement benefit plans based on actuarial assumptions, including assumptions regarding discount rates and expected returns on plan assets. We determine our discount rate based on a review of published financial data and discussions with our actuary regarding rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of our pension obligations. Based on historical data and discussions with our investment consultant, we determine our expected return on plan assets based on the expected long-term rate of return on our plan assets and the market value of our plan assets. The expected long-term rate of return is based on the expected return of the various asset classes held in the plan, weighted by the target allocation of the plan's assets. Changes in these assumptions can result in significant changes in our estimated pension income or expense and our consolidated financial condition. We revise our assumptions on an annual basis based upon changes in current interest rates, return on plan assets and the underlying demographics of our workforce. These assumptions are reasonably likely to change in future periods and may have a material impact on future earnings. See Note 4 to our consolidated financial statements included in this annual report for information on our pension plans.

Loss Contingencies. We record liabilities for loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. We provide disclosure when there is a reasonable possibility that the ultimate loss will exceed the recorded provision or if such loss is not reasonably estimable. We are currently involved in litigation and other proceedings, as discussed in Note 12. We have accrued our estimates of the probable losses associated with these matters. However, our losses are typically resolved over long periods of time and are often difficult to estimate due to various factors, including the possibility of multiple actions by third parties. Therefore, it is possible future earnings could be affected by changes in our estimates related to these matters.

Some of our contracts contain provisions that require us to pay liquidated damages if we are responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a claim under these provisions. These contracts define the conditions under which our customers may make claims against us for liquidated damages. In many cases in which we have historically had potential exposure for liquidated damages, such damages ultimately were not asserted by our customers.

Impairment. We do not amortize goodwill but instead review goodwill for impairment on an annual basis or more frequently if circumstances indicate that an impairment may exist. The annual impairment review involves comparing the fair value to the net book value of each applicable reporting unit and, therefore, is significantly impacted by estimates and judgments. We completed our annual review of goodwill for our Asia Pacific and Middle East segments as of December 31, 2012, which indicated that the fair value for each of those segments was significantly in excess of the carrying amount, resulting in no goodwill impairment.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the fair value of each applicable asset is compared to its carrying value. Factors that impact our determination of potential impairment include forecasted utilization of equipment and estimates of forecasted cash flows from projects expected to be performed in future periods. Our estimates of cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions or changes in operating performance. Any changes in such factors may negatively affect our business segments and result in future asset impairments.

There were no impairment charges recognized for the year ended December 31, 2012. For the years ended December 31, 2011 and 2010, we recognized impairment charges on certain vessels of $5.5 million and $24.4 million, respectively, in our consolidated statements of income.

Deferred Taxes. We believe that our deferred tax assets recorded as of December 31, 2012 are realizable through carrybacks, future reversals of existing taxable temporary differences and future taxable income. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If we subsequently determine that we will be able to realize deferred tax assets in the future in excess of our net recorded amount, the resulting adjustment would increase earnings for the period in which such determination was made. We will continue to assess the adequacy of the valuation allowance on a quarterly basis. Any changes to our estimated valuation allowance could be material to our consolidated financial condition and results of operations. See Note 9 to our consolidated financial statements included in this annual report for information on our deferred taxes.

Stock-Based Compensation. Equity instruments are measured at fair value on the grant date. Stock-based compensation expense is generally recognized on a straight-line basis over the requisite service periods of the awards. We use a Black-Scholes model to determine the fair value of stock options. Additionally, we use a Monte Carlo model to determine the fair value of certain share-based awards that contain market and performance-based conditions. The use of these models requires highly subjective assumptions, such as assumptions about the expected life of the award, vesting probability, expected dividend yield and the volatility of our stock price.

For discussion of recently adopted accounting standards and updates, see Note 1 to our consolidated financial statements included in this annual report.

Segment Operations

Our segment revenues, net of intersegment revenues, as well as the approximate percentages of our total consolidated revenues, operating income and operating margin, for each of the last three years were as follows (dollars in thousands):

	Revenues		Operating Income (Loss)	
	Amount	Percent of Consolidated Revenues	Amount	Operating Margin
December 31, 2012:				
Asia Pacific	$1,575,682	43%	$ 242,148	15%
Atlantic	474,061	13%	(66,883)	*
Middle East	1,591,881	44%	144,062	9%
Consolidated	$3,641,624	100%	$ 319,327	9%
December 31, 2011:				
Asia Pacific	$1,898,033	55%	$ 202,969	11%
Atlantic	267,019	8%	(174,152)	*
Middle East	1,280,058	37%	221,906	17%
Consolidated	$3,445,110	100%	$ 250,723	7%
December 31, 2010:				
Asia Pacific	$ 870,410	36%	$ 88,012	10%
Atlantic	183,001	8%	(89,692)	*
Middle East	1,350,332	56%	316,585	23%
Consolidated	$2,403,743	100%	$ 314,905	13%

* Not meaningful

For additional information on the geographic distribution of our revenues, see Note 11 to our consolidated financial statements included in this annual report.

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

Revenues

Revenues increased approximately 6%, or $197.0 million, to $3.6 billion in the year ended December 31, 2012 compared to $3.4 billion for the year ended December 31, 2011. The revenue growth was attributable to our Middle East and Atlantic segments. Revenues in the Middle East segment increased $311.8 million to $1.6 billion in the year ended December 31, 2012, compared to $1.3 billion in the year ended December 31, 2011. The Middle East revenue growth was primarily attributable to increased fabrication and marine activity associated with several projects that commenced in 2012, partially offset by lower activity associated with several projects that were ongoing during the year ended December 31, 2011 but were completed or substantially complete prior to the beginning of 2012. Revenues in our Atlantic segment increased $207.0 million to $474.1 million in the year ended December 31, 2012, compared to $267.0 million in the year ended December 31, 2011, primarily due to increased fabrication activity and, to a lesser extent increased marine activity. Revenue improvements in the Middle East and Atlantic segments were partially offset by a decline in our Asia Pacific segment, where revenues decreased approximately 17%, or $322.4 million, to $1.6 billion for the year ended December 31, 2012, compared to $1.9 billion in the year ended December 31, 2011. The revenue decline in the Asia Pacific segment was primarily influenced by lower marine activity during the year ended December 31, 2012 on one of our EPCI projects as compared to 2011.

Cost of Operations

Cost of operations increased approximately 4%, or $119.6 million, to $3.1 billion in the year ended December 31, 2012 compared to $3.0 billion for the year ended December 31, 2011. Despite the increase in costs, we experienced significant cost savings, driven by certain operational improvements on a marine campaign in our Asia Pacific segment, which mitigated the overall increase. Excluding these cost savings, we believe our costs would have increased by 8% for the year ended December 31, 2012. The increase in cost of operations was primarily attributable to our Middle East segment and, to a lesser extent, our Atlantic segment, partially offset by a decrease in related project costs in the Asia Pacific segment. The increases in project costs in the Middle East and Atlantic segments were primarily driven by higher levels of project activity involving increased fabrication and, to a lesser extent, increased marine activity. In addition, our Atlantic segment was impacted by project charges of approximately $16.0 million relating to two projects, which are expected to be completed during the first half of 2013, primarily due to lower than expected fabrication productivity. In our Middle East segment, we experienced project charges of approximately $13.0 million associated with increased cost estimates resulting from fabrication productivity and, to a lesser extent, higher than expected marine costs on a project, which is expected to be completed during early 2013. Cost of operations in Asia Pacific decreased, in large part as a result of cost savings and certain operational improvements experienced on an EPCI project and, to a lesser extent lower marine activity. These decreases were partially offset by project charges of approximately $23.0 million associated with anticipated productivity changes and project delays on one of our subsea projects, which is expected to be completed in late 2013.

Operating Income

Operating income increased $68.6 million to $319.3 million in the year ended December 31, 2012 from $250.7 million in the year ended December 31, 2011, primarily due to improvements in our Asia Pacific segment, where we experienced cost savings on marine installation activities on an EPCI project, and, to a lesser extent, improvements from project close-outs and settlements. The operating improvements experienced in the Asia Pacific segment were partially offset by project losses of approximately $23.0 million.

Operating income in the Middle East segment declined $77.8 million to $144.1 million, primarily attributable to project close-outs and settlements, which were recognized on certain projects during the year ended December 31, 2011, but were not experienced to the same extent in the year ended December 31, 2012. Additionally, the Middle East decline was influenced by project charges of approximately $13.0 million.

The operating loss recognized in the Atlantic segment improved by $107.3 million, resulting in an operating loss of $66.9 million for the year ended December 31, 2012, compared to an operating loss of $174.2 million in the year ended December 31, 2011. The improvement was primarily attributable to project losses amounting to approximately $139.0 million that were recognized in the year ended December 31, 2011, which were not experienced in the year ended December 31, 2012, and, to a lesser extent, increased fabrication and marine activity. The improvement was partially offset by project charges of approximately $16.0 million, which were recognized in 2012.

Operating Margins

Operating income is frequently influenced by the resolution of change orders, project close-outs and settlements, which generally can cause operating margins to improve during the period in which these items are approved or finalized as these items generally contribute higher operating margins. While we expect change orders, close-outs and settlements to continue as part of our normal business activities, the period in which they are recognized is largely driven by the finalization of agreements with customers and suppliers and, as a result, is difficult to predict. Additionally, the future margin increases or decreases associated with these items are difficult to predict, due to, among other items, the difficulty of predicting the timing of recognition of change orders, close-outs and settlements and the timing of new project awards.

Total operating margins were 9% in the year ended December 31, 2012 compared to 7% for the year ended December 31, 2011. We experienced increased operating margins in our Asia Pacific segment in the year ended

December 31, 2012, largely as a result of cost savings on marine installation activities on one of our EPCI projects, partially offset by increased operating costs associated with anticipated productivity and project delays on a marine project. Conversely, we experienced a decline in our Middle East segment operating margins in the year ended December 31, 2012, primarily due to lower project close-outs and settlements recognized in 2012 as compared to 2011, increased costs associated with declines in fabrication productivity and increases in estimated costs associated with marine activities on one of our EPCI projects.

We experienced improvements in operating margins in our Atlantic segment in the year ended December 31, 2012, primarily due to project losses of approximately $139.0 million recognized in the year ended December 31, 2011, without experiencing any comparable losses during the year ended December 31, 2012, and, to a lesser extent, increased fabrication activity.

Other Items in Operating Income

Selling, general and administrative expenses decreased by $6.0 million to $206.0 million for the year ended December 31, 2012 as compared to $212.0 million in 2011, primarily due to lower pension, equity compensation and other general corporate costs, partially offset by increased employee benefit costs.

Equity in loss of unconsolidated affiliates increased by $11.7 million to $16.7 million for the year ended December 31, 2012, compared to $5.0 million in 2011, primarily attributable to increased losses in our FloaTEC and Qingdao joint ventures.

Other Items

Interest income was $4.7 million and $1.8 million for the years ended December 31, 2012 and 2011, respectively, primarily as a result of higher cash and cash equivalents balances in interest-bearing accounts. Results for the years ended December 31, 2012 and 2011 were not significantly impacted by interest expense.

Gain (loss) on foreign currency – net improved by $18.9 million to income of $20.1 million in the year ended December 31, 2012 from income of $1.2 million in the year December 31, 2011, primarily due to gains related to derivative instruments and hedging activities of approximately $23.1 million recognized during the year ended December 31, 2012, as compared to losses related to derivative instruments and hedging activities of approximately $2.5 million recognized during the year ended December 31, 2011. These gains were partially offset by approximately $6.7 million of increased foreign currency exchange losses.

At December 31, 2012, our derivative financial instruments consisted of foreign currency forward contracts. Our derivative activity substantially increased in 2012 related to the hedging program required for a large EPCI project award at the beginning of 2012. While we currently believe that our currency forward contracts will be effective in mitigating the associated currency exchange risks, it is possible that changes in the EPCI project may cause reduced effectiveness of these derivative contracts. Therefore we may continue to experience large gains or losses on foreign currency movements due to the ineffective portion or the portion excluded from the assessment of effectiveness of these and other derivative contracts. The notional value of our outstanding derivative contracts totaled $1.6 billion at December 31, 2012, with maturities extending through 2017. Of this amount, $896.4 million is associated with various foreign currency expenditures we expect to incur on this EPCI project.

Other expense—net improved by $1.0 million to expense of $1.0 million in the year ended December 31, 2012 compared to expense of $2.0 million in the year ended December 31, 2011.

Provision for Income Taxes

For the year ended December 31, 2012, the provision for income taxes increased by $42.1 million to $129.2 million, while income before provision for income taxes increased by $91.8 million to $343.1 million. The increase in provision for income taxes was primarily attributable to the increase in income. In addition, the mix of earnings across jurisdictions resulted in a larger proportion of our income being taxed at higher tax rates, compounded by losses in our Atlantic division for which we do not expect to realize a benefit. As a result, our effective tax rate for the year ended December 31, 2012 was approximately 38.0%, as compared to 35.0% for the year ended December 31, 2011.

Discontinued Operations and Noncontrolling Interests

Total income (loss) from discontinued operations, net of tax, was a gain of $3.5 million and a loss of $12.8 million for the years ended December 31, 2012 and 2011, respectively. The year ended December 31, 2011 amount includes an approximate $22.0 million write-down of the carrying value of our former charter fleet business, offset by income of $9.1 million, and a $2.0 million gain from the recovery of an environmental reserve associated with the sale of a business in 2006.

Net income attributable to noncontrolling interests decreased by $1.8 million to $10.8 million in the year ended December 31, 2012, from $12.6 million for the year ended December 31, 2011, primarily due to reduced activity and lower net income at a joint venture during 2012.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Revenues

Revenues increased approximately 43%, or $1.0 billion, to $3.4 billion in the year ended December 31, 2011 compared to $2.4 billion in the year ended December 31, 2010. The revenue growth was primarily attributable to the Asia Pacific segment. Revenues in our Asia Pacific segment increased $1.0 billion to $1.9 billion in the year ended December 31, 2011 compared to $870.4 million in the year ended December 31, 2010, primarily influenced by the expanded scope and increased marine activity on one of our EPCI projects as well as increased marine activity on other projects. In addition, revenues in the Atlantic segment improved by $84.0 million to $267.0 million in the year ended December 31, 2011 as compared to $183.0 million in the year ended December 31, 2010, influenced primarily by increased fabrication activities on projects that began during 2011. The revenue improvements in our Asia Pacific and Atlantic segments were partially offset by a $70.3 million revenue decline in our Middle East segment for the year ended December 31, 2011, largely as a result of reduced fabrication activity levels in 2011 on certain projects in Saudi Arabia due to the fabrication activities being completed or near completion during 2010.

Cost of Operations

Cost of operations increased $1.1 billion to $2.9 billion in the year ended December 31, 2011 from $1.8 billion in the year ended December 31, 2010. The increase in cost of operations was primarily attributable to our Asia Pacific segment and, to a lesser extent, our Atlantic segment, partially offset by a decrease in our Middle East segment. The increases in project costs in the Asia Pacific and Atlantic segments were driven by higher levels of project activity, including increased marine activity and, to a lesser extent, increased fabrication activity. Cost of operations in our Middle East segment decreased primarily as a result of reduced fabrication activity levels in 2011 on certain projects in Saudi Arabia due to the fabrication activities being completed or near completion during 2010.

Operating Income

Operating income decreased $64.2 million to $250.7 million in the year ended December 31, 2011 from $314.9 million in the year ended December 31, 2010, primarily attributable to: (1) approximately $162.0 million of certain project charges, with approximately $139.0 million of those charges experienced in our Atlantic segment; (2) lower change orders, project close-outs and settlements, primarily in our Middle East and Asia Pacific segments; and (3) a $5.5 million impairment charge on a marine vessel that was allocated to our operating segments. These items were partially offset by increased operating income in our Asia Pacific segment and, to a lesser extent, approximately $35.0 million of non-operating benefits, including a reduction in our self-insurance accruals in Corporate and Other, a reduction in the estimated closure costs to discontinue a planned fabrication facility in our Middle East segment and a gain on the sale of a marine vessel in our Atlantic segment.

Operating income is frequently influenced by the resolution of change orders, project close-outs and settlements, which generally can cause operating margins to improve during the period in which these items are approved or finalized as these items generally contribute higher operating margins. While we expect change orders, close-outs and settlements to continue as part of our normal business activities, the period in which they are recognized is largely driven by the finalization of agreements with customers and suppliers and, therefore, is difficult to predict. While we experienced a 6% operating margin decline in 2011, it is difficult to predict future margin increases or decreases, due to, among other items, the difficulty of predicting the timing of recognition of change orders, close-outs and settlements and the timing of new project awards.

Operating income in the Middle East segment declined $94.7 million to $221.9 million in the year ended December 31, 2011 compared to $316.6 million in the year ended December 31, 2010, primarily driven by lower income in 2011 attributable to change orders, project close-outs and settlements on completed projects and reduced fabrication activity levels in 2011 associated with certain projects in Saudi Arabia that were completed or near completion during 2010. While marine activity during 2011 increased, the 2011 activity was primarily related to lower margin projects, including a marine project (which we completed in February of 2012) on which we recorded charges of approximately $14.0 million, primarily related to cost increases associated with vessel mobilization, reduced productivity, mechanical downtime and adverse weather conditions.

Operating income in the Asia Pacific segment increased $115.0 million from $88.0 million in the year ended December 31, 2010 to $203.0 million in the year ended December 31, 2011, primarily attributable to the expanded scope and increased marine activity on one of our EPCI projects. This increase was partially offset by lower income in 2011 attributable to change orders, project close-outs and settlements on completed projects and lower fabrication activity in 2011.

The Atlantic segment reported an operating loss of $174.2 million for the year ended December 31, 2011, which included: (1) approximately $74.0 million of incremental costs associated with a five-year marine charter in Brazil, primarily for overruns on certain vessel upgrades, drydock expenses, increases in estimated vessel operating costs and vessel equipment repair costs and estimated liquidated damages based on resulting delays in project commencement; and (2) approximately $65.0 million of costs incurred on a marine project in Mexico (which we expect to complete in the first half of 2012), primarily attributable to unfavorable weather conditions in the Gulf of Mexico and importation delays into Mexico, which caused reduced productivity and subcontractor standby costs. The Atlantic segment reported an operating loss of $89.7 million for the year ended December 31, 2010, which included a $24.4 million impairment charge on two of the four vessels we plan to retain from the Secunda Acquisition, the *Agile* and *Bold Endurance*. Excluding the impact of these items from both periods, the Atlantic segment operating loss would have been lower for the year ended December 31, 2011 as compared to the year ended December 31, 2010, reflecting the impact of certain cost reduction efforts and increased fabrication activity, partially offset by lower marine asset utilization.

Other Items in Operating Income

Selling, general and administrative expenses decreased by $4.8 million to $212.0 million for the year ended December 31, 2011 as compared to $216.8 million in 2010, primarily due to lower corporate and employee compensation costs, partially offset by increased bidding and proposal-related costs.

Equity in loss of unconsolidated affiliates improved by $2.6 million to $5.0 million for the year ended December 31, 2011, compared to $7.6 million in 2010, primarily attributable to fee income recognized at one of our joint ventures, partially offset by increased losses at two of our joint ventures.

Other Items

Interest income was $1.8 million and $1.5 million for the years ended December 31, 2011 and 2010, respectively.

Interest expense improved by $2.1 million to expense of $0.5 million in the year ended December 31, 2011, primarily as a result of the $4.1 million write-off in the year ended December 31, 2010 of unamortized debt issuance costs associated with the replacement of our previous credit facility.

Other expense—net (previously defined as gain (loss) on foreign currency—net and other income (expense)—net) improved by $9.2 million to expense of $0.8 million in the year ended December 31, 2011 compared to expense of $10.0 million in the year ended December 31, 2010, primarily due to foreign currency gains recognized in 2011 as compared to losses in 2010.

Provision for Income Taxes

For the year ended December 31, 2011, the provision for income taxes increased by $45.9 million to $87.1 million, while income before provision for income taxes decreased by $52.5 million to $251.3 million. The increase in provision for income taxes was primarily attributable to a change in the mix of earnings across jurisdictions, resulting in a larger proportion of our income being taxed at higher tax rates, compounded by operating losses in our Atlantic segment for which we do not realize a benefit. As a result, our effective tax rate for the year ended December 31, 2011 was approximately 35%, as compared to 14% for the year ended December 31, 2010.

Discontinued Operations and Noncontrolling Interests

Total income (loss) from discontinued operations, net of tax, was a loss of $12.8 million and $34.9 million for the years ended December 31, 2011 and 2010, respectively. The year ended December 31, 2011 amount includes an approximate $22 million write-down of the carrying value of the charter fleet business, offset by income of our charter fleet business and a $2.0 million gain from the recovery of an environmental reserve associated with the sale of a business in 2006. Included in the year ended December 31, 2010 amounts are $95.6 million of costs related to the spin-off of B&W, the operating results of the B&W business, a $27.7 million write-down of the carrying value of the charter fleet business and the operating results of our charter fleet business.

Net income attributable to noncontrolling interests decreased by $13.4 million to $12.6 million in the year ended December 31, 2011, from $26.0 million for the year ended December 31, 2010, primarily due to reduced activity and lower net income at our joint ventures during 2011, including a project-specific profit sharing arrangement on an installation project in 2010, with no comparable activity in 2011.

INFLATION AND CHANGING PRICES

Our financial statements are prepared in accordance with GAAP, generally using historical U.S. dollar accounting ("historical cost"). Statements based on historical cost, however, do not adequately reflect the cumulative effect of increasing costs and changes in the purchasing power of the dollar, especially during times of significant and continued inflation.

In order to minimize the negative impact of inflation on our operations, we attempt to cover the increased cost of anticipated changes in labor, material and service costs either through an estimate of those changes, which we reflect in the original price, or through price escalation clauses in our contracts.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary source of liquidity is cash flows generated from operations. Revolving borrowings under the credit agreement we entered into with a syndicate of lenders and letter of credit issuers in May 2010, as amended in August 2011 (the "Credit Agreement"), provide an additional resource to fund our operating and investing activities. Management believes the sources of liquidity and capital resources described above will be sufficient to fund our liquidity requirements for the next twelve months.

Credit Agreement

The Credit Agreement provides for revolving credit borrowings and issuances of letters of credit in an aggregate outstanding amount of up to $950.0 million and is scheduled to mature on August 19, 2016. Proceeds from borrowings under the Credit Agreement are available for working capital needs and other general corporate purposes. The Credit Agreement includes procedures for additional financial institutions to become lenders, or for any existing lender to increase its commitment thereunder.

Other than customary mandatory prepayments in connection with casualty events, the Credit Agreement requires only interest payments on a quarterly basis until maturity. We may prepay all loans under the Credit Agreement at any time without premium or penalty (other than customary LIBOR breakage costs), subject to certain notice requirements.

Our overall borrowing capacity is in large part dependent on maintaining compliance with covenants under the Credit Agreement. The Credit Agreement contains customary financial covenants relating to leverage and interest coverage and includes covenants that restrict, among other things, debt incurrence, liens, investments, acquisitions, asset dispositions, dividends, prepayments of subordinated debt, mergers, and capital expenditures. At December 31, 2012, we were in compliance with our covenant requirements. A comparison of the key financial covenants and current compliance is as follows:

	Required	Actual
Maximum leverage ratio	3.00	0.32
Minimum interest coverage ratio	4.00	53.96

Loans outstanding under the Credit Agreement bear interest at the borrower's option at either the Eurodollar rate plus a margin ranging from 1.50% to 2.50% per year or the base rate (the highest of the Federal Funds rate plus 0.50%, the 30-day Eurodollar rate plus 1.0%, or the administrative agent's prime rate) plus a margin ranging from 0.50% to 1.50% per year. The applicable margin for revolving loans varies depending on the credit ratings of the Credit Agreement. We are charged a commitment fee on the unused portions of the Credit Agreement, and that fee varies between 0.200% and 0.450% per year depending on the credit ratings of the Credit Agreement. Additionally, we are charged a letter of credit fee of between 1.50% and 2.50% per year with respect to the amount of each financial letter of credit issued under the Credit Agreement and a letter of credit fee of between 0.75% and 1.25% per year with respect to the amount of each performance letter of credit issued under the Credit Agreement, in each case depending on the credit ratings of the Credit Agreement. Under the Credit Agreement, we also pay customary issuance fees and other fees and expenses in connection with the issuance of letters of credit under the Credit Agreement. In connection with entering into the Credit Agreement, we paid certain up-front fees to the lenders thereunder, and certain arrangement and other fees to the arrangers and agents for the Credit Agreement, which are being amortized to interest expense over the term of the Credit Agreement.

At December 31, 2012, there were no borrowings outstanding, and letters of credit issued under the Credit Agreement totaled $267.3 million. At December 31, 2012, there was $682.7 million available for borrowings or to meet letter of credit requirements under the Credit Agreement. There were no borrowings under the Credit Agreement during the years ended December 31, 2012 or 2011. Had there been any borrowings at December 31, 2012, the applicable base interest rate would have been approximately 4.00% per annum. At December 31, 2011, there were no borrowings outstanding, and letters of credit issued under the Credit Agreement totaled $306.1 million. In addition, we had $117.6 million and $219.0 million in outstanding unsecured bilateral letters of credit at December 31, 2012 and 2011, respectively.

At December 31, 2012, based on the credit ratings applicable to the Credit Agreement, the applicable margin for Eurodollar-rate loans was 1.75%, the applicable margin for base-rate loans was 0.75%, the letter of credit fee for financial letters of credit was 1.75%, the letter of credit fee for performance letters of credit was 0.875%, and the commitment fee for unused portions of the Credit Agreement was 0.25%. The Credit Agreement does not have a floor for the base rate or the Eurodollar rate.

North Ocean Financing

North Ocean 102

In December 2009, J. Ray McDermott, S.A. ("JRMSA"), a wholly owned subsidiary of MII, entered into a vessel-owning joint venture transaction with Oceanteam ASA. As a result of this transaction, we have consolidated notes payable of approximately $37.3 million and $43.3 million on our consolidated balance sheets at December 31, 2012 and 2011, respectively, of which approximately $6.0 million is classified as current notes payable at December 31, 2012 and 2011. JRMSA has guaranteed approximately 50% of this debt based on its ownership percentages in the vessel-owning companies. The outstanding debt bears interest at a rate equal to the three-month LIBOR (which resets every three months) plus a margin of 2.815% and matures in January 2014.

North Ocean 105

On September 30, 2010, MII, as guarantor, and North Ocean 105 AS, in which we have a 75% ownership interest, as borrower, entered into a financing agreement to finance a portion of the construction costs of the *North Ocean 105*. The agreement provides for borrowings of up to $69.4 million, bearing interest at 2.76% per year, and requires principal repayment in 17 consecutive semi-annual installments, which commenced on October 1, 2012. Borrowings under the agreement are secured by, among other things, a pledge of all of the equity of North Ocean 105 AS, a mortgage on the *North Ocean 105*, and a lien on substantially all of the other assets of North Ocean 105 AS. MII unconditionally guaranteed all amounts to be borrowed under the agreement. At December 31, 2012, there were $65.4 million in borrowings outstanding under this agreement, of which $8.2 million was classified as current notes payable. At December 31, 2011, there were $50.4 million in borrowings outstanding, of which $2.9 million was classified as current notes payable.

ANZ Reimbursement Agreement

On April 20, 2012, McDermott and one of its wholly owned subsidiaries, McDermott Australia Pte. Ltd. ("McDermott Australia"), entered into a secured Letter of Credit Reimbursement Agreement (the "Reimbursement Agreement") with Australia and New Zealand Banking Group Limited ("ANZ"). In accordance with the terms of the Reimbursement Agreement, ANZ issued letters of credit in the aggregate amount of approximately $109.0 million to support McDermott Australia's performance obligations under contractual arrangements relating to a field development project. The obligations of McDermott and McDermott Australia under the Reimbursement Agreement are secured by McDermott Australia's interest in the contractual arrangements and certain related assets.

CMO Financing

In November 2012, Construção e Montagem Offshore, S.A. ("CMO"), a joint venture in which we have a 40% interest, entered into a financing arrangement in connection with a plan to construct a fabrication facility designed primarily to construct and integrate FPSO modules in Brazil. We may in the future provide collateral and/or a guarantee, pursuant to the terms of the financing arrangement. The arrangement is contingent upon a number of matters, and there were no borrowings or guarantees outstanding at December 31, 2012.

Surety Bonds

In 2012 and 2007, JRMSA executed general agreements of indemnity in favor of surety underwriters based in Mexico relating to surety bonds issued in support of contracting activities of J. Ray McDermott de Mèxico, S.A. de C.V. (JRM Mexico), a subsidiary of JRMSA. As of December 31, 2012 and 2011, bonds issued under these arrangements totaled $50.1 million and $19.5 million, respectively.

Cash, Cash Equivalents and Investments

In the aggregate, our cash, cash equivalents, restricted cash and investments decreased by $27.6 million to $704.2 million at December 31, 2012 from $731.8 million at December 31, 2011, primarily due to the change in the net amount of contracts in progress and advanced billings and purchases of property, plant and equipment.

At December 31, 2012, we had restricted cash and cash equivalents totaling $18.1 million, all of which was held in restricted foreign-entity accounts.

At December 31, 2012, we had investments with a fair value of $46.0 million. Our investment portfolio consists primarily of investments in commercial paper. Our investments are classified as available-for-sale and are carried at fair value with unrealized gains and losses, net of tax, reported as a component of other comprehensive income (loss). Our net unrealized loss on investments was $2.4 million and $4.4 million as of December 31, 2012 and 2011, respectively. The major components of our investments in an unrealized loss position are asset-backed and mortgage-backed obligations. We currently do not have the intent to sell these securities before their anticipated recovery. Based on our analysis of these investments, we believe that none of our available-for-sale securities were other than temporarily impaired at December 31, 2012.

Our current assets, less current liabilities, excluding cash, cash equivalents and restricted cash improved by $95.9 million to a positive $18.5 million at December 31, 2012 from a negative $77.4 million at December 31, 2011, primarily due to increases in the net amount of contracts in progress, partially offset by decreases in investments.

Cash Flow Activities

Operating activities. Our net cash provided by operating activities was $209.8 million in the year ended December 31, 2012, compared to $97.4 million in the year ended December 31, 2011. This difference was primarily attributable to changes in accounts receivable—trade and certain employee-related benefits, partially offset by the change in net contracts in progress and advance billings.

Our net cash provided by operating activities was $97.4 million in the year ended December 31, 2011, compared to net cash provided by operating activities of $384.3 million in the year ended December 31, 2010. This difference was primarily attributable to changes in net contracts in progress and advance billings and accounts receivable—trade.

Investing activities. Our net cash provided by (used in) investing activities changed by $237.7 million to net cash used in investing activities of $188.9 million in the year ended December 31, 2012 from net cash provided by investing activities of $48.8 million in the year ended December 31, 2011. The change in net cash used in investing activities was primarily due to a reduction in the amount of restricted cash and lower net sales and maturities of available-for-sale securities.

Our net cash provided by (used in) investing activities changed by $535.7 million to net cash provided by investing activities of $48.8 million in the year ended December 31, 2011 from net cash used in investing activities of $486.9 million in the year ended December 31, 2010. This increase in net cash provided by (used in) investing activities was primarily attributable to a decrease in our restricted cash balance, and lower net sales and maturities of investments.

Financing activities. Our net cash provided by (used in) financing activities decreased by $35.0 million to net cash used in financing activities of $13.8 million in 2012 from net cash provided by financing activities of $21.3 million in 2011, primarily due to reduced borrowings in 2012 and increased distributions to noncontrolling interests.

Our net cash provided by financing activities decreased by $54.8 million to $21.3 million in 2011 from $76.1 million in 2010, primarily due to increased borrowings associated with our *North Ocean 105* vessel construction costs in 2011, while the 2010 period included a cash distribution paid to us by B&W.

Capital Expenditures

As part of our strategic growth program, our management regularly evaluates our marine vessel fleet to ensure our fleet capability is adequately aligned with our overall growth strategy. These assessments may result in capital expenditures to upgrade, acquire or operate vessels that would enhance or grow our technical capabilities, or may involve engaging in discussions to dispose of certain marine vessels.

Capital expenditures for the years ended December 31, 2012, 2011 and 2010 were $286.3 million, $282.6 million and $186.9 million, respectively. Capital expenditures for all periods were primarily attributable to construction of the *North Ocean 105* vessel, costs associated with upgrading the capabilities of the *DB 50* and *North Ocean 102* vessel and certain upgrades and equipment expenditures associated with other vessels in our marine fleet. In 2009, we acquired a 50% interest in an entity that owns the *North Ocean 102* and a 75% interest in an entity that constructed and now owns the *North Ocean 105*. The *North Ocean 102* was added to our marine fleet in 2009. The *North Ocean 105* was placed into service in 2012. Both vessels are intended to serve the deepwater markets by offering flexible and rigid pipe installation capabilities, among other things. In addition, based on our expectations of the demand in the deepwater market, we recently entered into contracts to construct two additional vessels – the *LV 108* and the *DLV 2000*. The *LV 108* and *DLV 2000* are designed for advanced deepwater subsea and marine construction operations. Over the next three years, we expect to incur capital expenditures ranging from approximately $650.0 million to $750.0 million associated with the construction of those vessels. We believe our existing sources of liquidity provide us with sufficient resources to fund this capital investment.

On December 5, 2012, we modified our existing vessel operating agreement for the *North Ocean 102*, with our joint venture partner, Oceanteam Shipping ASA, to allow us greater flexibility to operate and modify this vessel to meet the demands of the offshore market and our customers. In addition, this modification effectively converted our partner's economic benefits (our costs) into a fixed commercial arrangement, while retaining our option to purchase our partner's interest in the *North Ocean 102* in 2014.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Our cash requirements as of December 31, 2012 under current contractual obligations were as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Long-term debt principal	$102,708	$ 14,146	$ 47,713	$16,340	$ 24,509
Operating leases	$218,589	$ 16,988	$ 30,247	$21,206	$150,148
LV108 and *DLV 2000*	$413,192	$145,850	$267,342	$ —	$ —
Vessel charters	$ 26,357	$ 26,357	$ —	$ —	$ —

We have interest payments on our long-term debt obligations as follows:

Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
		(In thousands)		
$9,154	$2,893	$3,112	$1,950	$1,199

These obligations are based on the debt outstanding at December 31, 2012 and the stated interest rates.

Our contingent commitments under letters of credit, bank guarantees and surety bonds currently outstanding expire as follows:

Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
		(In thousands)		
$547,438	$223,498	$148,478	$102,356	$73,106

We have recorded a $55.9 million liability as of December 31, 2012 for unrecognized tax positions and the payment of related interest and penalties. Due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority will occur. However, over the next 12 months, we expect to settle approximately $2.9 million of these liabilities either in cash or as a reduction of tax refunds due.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our results of operations are exposed to certain market risks, primarily associated with fluctuations in foreign currency exchange rates and interest rate risk. Our exposure to market risk from changes in interest rates relates primarily to our cash equivalents and our investment portfolio, which primarily consists of investments in commercial paper and other highly liquid money market instruments denominated in U.S. dollars. We are averse to principal loss and seek to ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. All of our investments in debt securities are classified as available-for-sale.

We have operations in many foreign locations, and, as a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in those foreign markets. In order to manage the risks associated with foreign currency exchange rate fluctuations, we attempt to hedge those risks with foreign currency derivative instruments. Historically, we have hedged those risks with foreign currency forward contracts. In certain cases, contracts with our customers may contain provisions under which payments from our customers are denominated in U.S. Dollars and in a foreign currency. The payments denominated in a foreign currency are designed to compensate us for costs that we expect to incur in such foreign currency. In these cases, we may use derivative instruments to reduce the risks associated with foreign currency exchange rate fluctuations arising from differences in timing of our foreign currency cash inflows and outflows. Our operational cash flows and cash balances, though predominately held in U.S. dollars, may consist of different currencies at various points in time in order to execute our project contracts globally. Non-U.S. denominated asset and liability balances are subject to currency fluctuations when measured period to period for financial reporting purposes in U.S. dollars.

We have exposure to changes in interest rates on our credit facility (see Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources"). At December 31, 2012, we had no outstanding borrowings under our credit facility. We have no material future earnings or cash flow exposures from changes in interest rates on our other outstanding debt obligations, as substantially all of these obligations have fixed interest rates.

Our operational cash flows and cash balances, though predominately held in U.S. dollars, may consist of different currencies at various points in time in order to execute our project contracts globally. Non-U.S. denominated asset and liability balances are subject to currency fluctuations when measured period to period for financial reporting purposes in U.S. dollars.

Interest Rate Sensitivity

The following tables provide information about our financial instruments that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates by expected maturity dates.

At December 31, 2012:	Principal Amount by Expected Maturity (In thousands)							
	Years Ending December 31,							Fair Value at December 31,
	2013	2014	2015	2016	2017	Thereafter	Total	2012
Investments	$23,987	$ —	$ —	$ —	$ —	$22,345	$ 46,332	$ 45,992
Average Interest Rate	0.38%					0.68%		
Long-term Debt	$14,146	$39,543	$8,170	$8,170	$8,170	$24,509	$102,708	$106,324
Average Interest Rate[1]	2.93%	2.93%	2.76%	2.76%	2.76%	2.76%		

At December 31, 2011:	Principal Amount by Expected Maturity (In thousands)							
	Years Ending December 31,							Fair Value at December 31,
	2012	2013	2014	2015	2016	Thereafter	Total	2011
Investments	$109,522	$ 5,742	$ —	$ —	$ —	$28,145	$143,409	$139,006
Average Interest Rate	0.35%	0.60%				0.61%		
Long-term Debt	$ 8,941	$11,906	$37,304	$5,931	$5,931	$23,722	$ 93,735	$ 96,187
Average Interest Rate[1]	3.56%	2.93%	2.93%	2.76%	2.76%	2.76%		

(1) Fixed and floating interest rates through the year ending December 31, 2014 and fixed interest rates thereafter.

Foreign Currency Exchange Rate Sensitivity

The following table provides information about our foreign currency forward contracts outstanding at December 31, 2012 and presents such information in U.S. dollar equivalents. The table presents notional amounts and related weighted-average exchange rates by expected (contractual) maturity dates and constitutes a forward-looking statement. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract. The average contractual exchange rates are expressed using market convention, which is dependent on the currencies being bought and sold under the forward contract.

Forward Contracts to Purchase or Sell Foreign Currencies in U.S. Dollars (in thousands)

Foreign Currency	Year Ending December 31, 2013	Fair Value at December 31, 2012	Average Contractual Exchange Rate
Australian Dollar	$113,399	$ 388	1.0285
Danish Krone	$ 36,294	$ 153	5.6614
Euros	$248,261	$5,705	1.2931
Pound Sterling	$103,258	$1,421	1.6024
Mexican Peso	$ 65,770	$ 446	13.0472
Norwegian Kroner	$186,930	$ (6)	5.7557
Singapore Dollar	$103,983	$ 598	1.2285

Foreign Currency	Year Ending December 31, 2014	Fair Value at December 31, 2012	Average Contractual Exchange Rate
Australian Dollar	$108,667	$1,566	0.9859
Danish Krone	$ 9,942	$ 69	5.6364
Euros	$ 64,000	$4,200	1.2448
Pound Sterling	$ 41,570	$ 684	1.5945
Norwegian Kroner	$ 35,328	$2,006	5.9842
Singapore Dollars	$169,294	$ (660)	1.2150

Foreign Currency	Year Ending December 31, 2015	Fair Value at December 31, 2012	Average Contractual Exchange Rate
Australian Dollar	$112,778	$2,809	0.9479
Danish Krone	$ 26,578	$ 232	5.6226
Euros	$ 2,020	$ 9	1.3272
Pound Sterling	$ 2,726	$ 44	1.5921
Singapore Dollars	$ 61,747	$ (360)	1.2114

Foreign Currency	Year Ending December 31, 2016	Fair Value at December 31, 2012	Average Contractual Exchange Rate
Australian Dollar	$77,104	$1,618	0.9349
Danish Krone	$ 6,654	$ 73	5.6143
Euros	$ 961	$ 8	1.3312
Pound Sterling	$ 834	$ 13	1.5917

Foreign Currency	Year Ending December 31, 2017	Fair Value at December 31, 2012	Average Contractual Exchange Rate
Australian Dollar	$19,632	$412	0.9062
Euros	$ 458	$ 5	1.3348

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of McDermott International, Inc.

We have audited the accompanying consolidated balance sheets of McDermott International, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of McDermott International, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Houston, Texas
February 28, 2013

McDERMOTT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Revenues	$ 3,641,624	$ 3,445,110	$ 2,403,743
Costs and Expenses:			
Cost of operations	3,100,009	2,980,390	1,842,261
Selling, general and administrative expenses	205,974	212,002	216,763
Loss on asset impairments	—	5,488	24,660
Gain on asset disposals	(405)	(8,478)	(2,440)
Total Costs and Expenses	3,305,578	3,189,402	2,081,244
Equity in Loss of Unconsolidated Affiliates	(16,719)	(4,985)	(7,594)
Operating Income	319,327	250,723	314,905
Other Income (Expense):			
Interest income	4,656	1,848	1,495
Interest expense	—	(529)	(2,584)
Gain (loss) on foreign currency—net	20,142	1,234	(6,901)
Other income (expense)—net	(995)	(1,985)	(3,121)
Total Other Income (Expense)	23,803	568	(11,111)
Income from continuing operations before provision for income taxes, discontinued operations and noncontrolling interest	343,130	251,291	303,794
Provision for Income Taxes	129,204	87,124	41,182
Income from continuing operations before discontinued operations and noncontrolling interest	213,926	164,167	262,612
Gain (loss) on disposal of discontinued operations	257	(21,934)	(123,311)
Income from discontinued operations, net of tax	3,240	9,122	88,411
Total income (loss) from discontinued operations, net of tax	3,497	(12,812)	(34,900)
Net Income	217,423	151,355	227,712
Less: net income attributable to noncontrolling interests	10,770	12,625	26,046
Net Income Attributable to McDermott International, Inc.	$ 206,653	$ 138,730	$ 201,666
Earnings per Common Share:			
Basic:			
Income from continuing operations, less noncontrolling interest	0.86	0.65	1.02
Income (loss) from discontinued operations, net of tax	0.01	(0.05)	(0.15)
Net Income	0.88	0.59	0.87
Diluted:			
Income from continuing operations, less noncontrolling interest	0.86	0.64	1.00
Income (loss) from discontinued operations, net of tax	0.01	(0.05)	(0.15)
Net Income	0.87	0.59	0.85
Shares Used in the Computation of Earnings per Share:			
Basic	235,638,422	234,598,901	232,173,362
Diluted	237,619,688	237,040,507	235,622,029

See accompanying notes to consolidated financial statements.

McDERMOTT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net Income	$217,423	$151,355	$227,712
Other comprehensive income (loss), net of tax:			
Amortization of benefit plan costs	11,633	18,538	44,322
Unrealized gain (loss) on benefit plan revaluation	(23,821)	44,828	(21,612)
Unrealized gain (loss) on investments	2,087	(93)	2,440
Realized loss on investments	—	20	91
Translation adjustments	9,072	(5,550)	(23,252)
Unrealized gain on derivatives	1,576	4,505	606
Realized loss on derivatives	7,135	171	2,229
Other comprehensive income, net of tax[1]	7,682	62,419	4,824
Total Comprehensive Income	$225,105	$213,774	$232,536
Less: Comprehensive Income Attributable to Noncontrolling Interests	10,835	13,357	26,046
Comprehensive Income Attributable to McDermott International, Inc.	$214,270	$200,417	$206,490

(1) The tax impact on amounts presented in other comprehensive income are not significant.

See accompanying notes to consolidated financial statements.

McDERMOTT INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands, except share and per share amounts)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 640,147	$ 570,854
Restricted cash and cash equivalents	18,116	21,962
Investments	19,242	109,522
Accounts receivable—trade, net	428,800	445,808
Accounts receivable—other	75,461	53,386
Contracts in progress	560,154	287,390
Deferred income taxes	9,765	11,931
Assets held for sale	2,679	3,197
Other current assets	35,425	33,135
Total Current Assets	1,789,789	1,537,185
Property, Plant and Equipment	2,115,176	1,958,877
Less accumulated depreciation	(833,385)	(857,012)
Net Property, Plant and Equipment	1,281,791	1,101,865
Assets Held for Sale	26,758	55,571
Investments	26,750	29,484
Goodwill	41,202	41,202
Investments in Unconsolidated Affiliates	37,435	42,659
Other Assets	129,902	184,848
Total Assets	$3,333,627	$2,992,814
Liabilities and Equity		
Current Liabilities:		
Notes payable and current maturities of long-term debt	$ 14,146	$ 8,941
Accounts payable	400,007	315,514
Accrued liabilities	108,963	116,051
Accrued employee-related benefits	57,391	29,072
Accrued contract costs	203,064	164,392
Advance billings on contracts	241,696	320,438
Deferred income taxes	10,758	13,187
Income taxes payable	76,986	54,181
Total Current Liabilities	1,113,011	1,021,776
Long-Term Debt	88,562	84,794
Self-Insurance	22,641	23,585
Pension Liability	25,069	21,295
Other Liabilities	132,239	107,652
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $1.00 per share, authorized 400,000,000 shares; issued and outstanding 243,442,156 and 242,416,424 shares at December 31, 2012 and December 31, 2011, respectively	243,442	242,416
Capital in excess of par value	1,391,271	1,375,976
Retained earnings	445,756	239,103
Treasury stock, at cost, 7,574,903 and 7,359,983 shares at December 31, 2012 and December 31, 2011, respectively	(98,725)	(95,827)
Accumulated other comprehensive loss	(94,413)	(102,030)
Stockholders' Equity—McDermott International, Inc.	1,887,331	1,659,638
Noncontrolling Interests	64,774	74,074
Total Equity	1,952,105	1,733,712
Total Liabilities and Equity	$3,333,627	$2,992,814

See accompanying notes to consolidated financial statements.

McDERMOTT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 217,423	$ 151,355	$ 227,712
(Income) loss from discontinued operations, net of tax	(3,497)	12,812	34,900
Income from continuing operations	213,926	164,167	262,612
Non-cash items included in net income:			
Depreciation and amortization	86,440	82,391	76,452
Drydock amortization	25,545	24,567	26,205
Equity in loss of unconsolidated affiliates	16,719	4,985	7,594
Gains on asset disposals	(405)	(8,478)	(2,440)
Loss on asset impairments	—	5,488	24,660
Provision for deferred taxes	3,847	1,650	1,830
Stock-based compensation charges	15,369	17,825	16,458
Other non-cash items	8,367	18,096	13,307
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(5,920)	(152,840)	(6,457)
Net contracts in progress and advance billings on contracts	(351,604)	(151,157)	182,472
Accounts payable	84,430	71,291	(38,536)
Accrued and other current liabilities	36,922	56,049	40,110
Income taxes	22,832	17,138	84,269
Pension liability and accrued postretirement and employee benefits	36,897	(83,263)	(106,338)
Other	16,419	29,537	(197,871)
NET CASH PROVIDED BY OPERATING ACTIVITIES—CONTINUING OPERATIONS	209,784	97,446	384,327
NET CASH USED IN OPERATING ACTIVITIES—DISCONTINUED OPERATIONS	—	(1,426)	(44,153)
TOTAL CASH PROVIDED BY OPERATING ACTIVITIES	**209,784**	**96,020**	**340,174**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(286,310)	(282,621)	(186,862)
(Increase) decrease in restricted cash and cash equivalents	3,846	175,899	(142,853)
Purchases of available-for-sale securities	(95,964)	(546,822)	(1,491,329)
Sales and maturities of available-for-sale securities	191,298	693,424	1,363,803
Investments in unconsolidated affiliates	(5,084)	(1,058)	(32,550)
Proceeds from asset dispositions and other investing activities	3,291	9,943	2,870
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES—CONTINUING OPERATIONS	(188,923)	48,765	(486,921)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES—DISCONTINUED OPERATIONS	60,671	—	(65,084)
TOTAL CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**(128,252)**	**48,765**	**(552,005)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from debt	19,034	46,987	3,423
Payment of debt	(10,061)	(8,606)	(8,540)
Purchase of treasury shares	(2,898)	(10,092)	(15,715)
Cash contribution from The Babcock & Wilcox Company	—	—	100,000
Distributions to noncontrolling interests	(20,135)	(2,524)	—
Debt issuance costs and other financing activities	267	(4,476)	(3,076)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES—CONTINUING OPERATIONS	(13,793)	21,289	76,092
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES—DISCONTINUED OPERATIONS	—	1,426	(109,600)
TOTAL CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(13,793)**	**22,715**	**(33,508)**
EFFECTS OF EXCHANGE RATE CHANGES ON CASH	1,554	(109)	(80)
TRANSFER OF CASH TO THE BABCOCK & WILCOX COMPANY	—	—	(250,388)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**69,293**	**167,391**	**(495,807)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**570,854**	**403,463**	**899,270**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 640,147**	**$ 570,854**	**$ 403,463**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid (received) during the period for:			
Income taxes (net of refunds)	$ 89,451	$ 67,970	$ 52,946

See accompanying notes to consolidated financial statements.

McDERMOTT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Capital In Excess of Par	Retained	Treasury	Accumulated Other Comprehensive	Stockholders'	Non-Controlling Interest	Total
	Shares	Par Value	Value	Earnings	Stock	Loss	Equity	(NCI)	Equity
				(In thousands, except share amounts)					
Balance at January 1, 2010	236,919,404	$236,919	$1,300,998	$ 951,647	$(69,370)	$(612,997)	$1,807,197	$ 25,903	$1,833,100
Net Income	—	—	—	201,666	—	—	201,666	26,046	227,712
Other Comprehensive Income, net of tax	—	—	—	—	—	4,824	4,824	—	4,824
Exercise of stock options	1,039,114	1,040	2,352	—	(650)	—	2,742	—	2,742
Excess tax benefits on stock options	—	—	2,192	—	—	—	2,192	—	2,192
Contributions to thrift plan	282,022	282	6,641	—	—	—	6,923	—	6,923
Share vesting	2,550,933	2,550	(2,528)	—	—	—	22	—	22
Stock-based compensation charges	—	—	50,888	—	—	—	50,888	—	50,888
Purchase of treasury shares	—	—	—	—	(15,715)	—	(15,715)	—	(15,715)
Acquisition of NCI	—	—	(1,786)	—	—	—	(1,786)	11,793	10,007
Spin-off of The Babcock & Wilcox Company	—	—	(1,441)	(1,052,940)	—	444,456	(609,925)	(503)	(610,428)
Balance at December 31, 2010	240,791,473	$240,791	$1,357,316	$ 100,373	$(85,735)	$(163,717)	$1,449,028	$ 63,239	$1,512,267
Net income	—	—	—	138,730	—	—	138,730	12,625	151,355
Other Comprehensive Income, net of tax	—	—	—	—	—	61,687	61,687	732	62,419
Exercise of stock options	466,954	467	1,993	—	—	—	2,460	—	2,460
Share vesting	1,157,997	1,158	(1,158)	—	—	—	—	—	—
Stock-based compensation charges	—	—	17,825	—	—	—	17,825	—	17,825
Purchase of treasury shares	—	—	—	—	(10,092)	—	(10,092)	—	(10,092)
Distributions to NCI	—	—	—	—	—	—	—	(2,522)	(2,522)
Balance at December 31, 2011	242,416,424	$242,416	$1,375,976	$ 239,103	$(95,827)	$(102,030)	$1,659,638	$ 74,074	$1,733,712
Net income	—	—	—	206,653	—	—	206,653	10,770	217,423
Other Comprehensive Income, net of tax	—	—	—	—	—	7,617	7,617	65	7,682
Exercise of stock options	214,946	215	737	—	—	—	952	—	952
Share vesting	810,786	811	(811)	—	—	—	—	—	—
Stock-based compensation charges	—	—	15,369	—	—	—	15,369	—	15,369
Purchase of treasury shares	—	—	—	—	(2,898)	—	(2,898)	—	(2,898)
Distributions to NCI	—	—	—	—	—	—	—	(20,135)	(20,135)
Balance at December 31, 2012	243,442,156	$243,442	$1,391,271	$ 445,756	$(98,725)	$ (94,413)	$1,887,331	$ 64,774	$1,952,105

See accompanying notes to consolidated financial statements.

McDERMOTT INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1—BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

McDermott International, Inc. ("MII"), a Panamanian corporation, is an engineering, procurement, construction and installation ("EPCI") company focused on designing and executing complex offshore oil and gas projects worldwide. Providing fully integrated EPCI services, we deliver fixed and floating production facilities, pipeline installations and subsea systems from concept to commissioning. Operating in approximately 20 countries across the Atlantic, Middle East and Asia Pacific, our integrated resources include approximately 14,000 employees and a diversified fleet of marine vessels, fabrication facilities and engineering offices. We support our activities with comprehensive project management and procurement services, while utilizing our fully integrated capabilities in both shallow water and deepwater construction. We execute our contracts through a variety of methods, principally fixed-price, but also including cost reimbursable, cost-plus, day-rate and unit-rate basis or some combination of those methods. In this annual report on Form 10-K, unless the context otherwise indicates, "we," "us" and "our" mean MII and its consolidated subsidiaries.

Basis of Presentation

On March 19, 2012, we completed the sale of our former charter fleet business which operated 10 of the 14 vessels acquired in our 2007 acquisition of substantially all of the assets of Secunda International Limited (the "Secunda Acquisition"). Additionally, on July 30, 2010, we completed the spin-off of our previously reported Government Operations and Power Generation Systems segments into an independent, publicly traded company named The Babcock & Wilcox Company ("B&W"). The consolidated statements of income and the consolidated statements of cash flows for the periods presented have been retrospectively recasted to reflect the historical operations of the charter fleet business and B&W as discontinued operations. The 2011 consolidated balance sheet reflects the charter fleet business as held for sale. The 2010 consolidated statement of comprehensive income and consolidated statement of equity contain amounts attributable to discontinued operations. Accordingly, we have presented the notes to our consolidated financial statements on the basis of continuing operations.

We report financial results under reporting segments consisting of Asia Pacific, Atlantic and the Middle East. We also report certain corporate and other non-operating activities under the heading "Corporate and Other." Corporate and Other primarily reflects corporate personnel and activities, incentive compensation programs and other costs, which are generally fully allocated to our operating segments. For financial information about our segments, see Note 11—"Segment Reporting".

We have presented our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in the United States ("GAAP"). These consolidated financial statements include the accounts of McDermott International, Inc., its subsidiaries and controlled entities. We use the equity method to account for investments in entities that we do not control, but over which we have significant influence. We generally refer to these entities as "joint ventures" or "unconsolidated affiliates." We have eliminated all intercompany transactions.

Use of Estimates

We use estimates and assumptions to prepare our financial statements in conformity with GAAP. These estimates and assumptions affect the amounts we report in our financial statements and accompanying notes. Our actual results could differ from these estimates, and variances could materially affect our financial condition and results of operations in future periods. Changes in project estimates generally exclude change orders and changes in scope, but may include, without limitation, unexpected changes in weather conditions, productivity, unidentified required vessel repairs, customer and vendor delays and other costs. We generally expect to experience a reasonable amount of unanticipated events, and some of these events can result in significant cost increases above cost amounts we previously estimated. As of December 31, 2012, we have provided for our estimated costs to complete on all of our ongoing contracts. However, it is possible that current estimates could change due to unforeseen events, which could result in adjustments to overall contract costs. Variations from estimated contract performance could result in material adjustments to operating results. For all contracts, if a current estimate of total contract cost indicates a loss, the projected loss is recognized in full when determined.

The following is a discussion of our most significant changes in estimates, which impacted operating income for the years ended December 31, 2012 and 2011. Operating income for the year ended December 31, 2010 was not significantly impacted by changes in estimates.

2012

Operating income for the year ended December 31, 2012 in our Asia Pacific segment benefited significantly from certain changes in estimates, which resulted in a reduction of remaining costs as a result of efficiencies associated with our marine campaign on one of our EPCI projects, which is expected to complete in early 2013. Excluding these cost savings, we believe our costs would have increased by 8% for the year ended December 31, 2012. These benefits were partially offset by certain project charges of approximately $23.0 million associated with anticipated productivity changes and project delays on one of our subsea projects, which is expected to be completed in late 2013. In addition, our Atlantic segment was impacted by project charges of approximately $16.0 million relating to two projects, which are expected to be completed during the first half of 2013 primarily due to lower than expected fabrication productivity. In our Middle East segment, we experienced project charges of approximately $13.0 million associated with increased cost estimates resulting from fabrication productivity and, to a lesser extent, higher than expected marine costs on a project, which is expected to be completed during early 2013.

2011

Operating income for the year ended December 31, 2011 was significantly impacted by changes in cost estimates relating to projects in our Atlantic segment. The Atlantic segment operating loss for the year ended December 31, 2011 reflected: (1) approximately $74.0 million of incremental costs associated with a five-year marine charter in Brazil, primarily for increases in estimated vessel operating costs, overruns on certain vessel upgrades and drydock expenses for the *Agile* and estimated liquidated damages based on resulting delays in project commencement; and (2) approximately $65.0 million of costs incurred on a marine project in Mexico which was completed in the first half of 2012, primarily attributable to unfavorable weather conditions in the Gulf of Mexico and Mexico importation delays, which caused reduced productivity and resulted in subcontractor standby costs.

Revenue Recognition

We determine the appropriate accounting method for each of our long-term contracts before work on the project begins. We generally recognize contract revenues and related costs on a percentage-of-completion method for individual contracts or combinations of contracts based on work performed, man hours, or a cost-to-cost method, as applicable to the activity involved. We include the amount of accumulated contract costs and estimated earnings that exceed billings to customers in contracts in progress. We include billings to customers that exceed accumulated contract costs and estimated earnings in advance billings on contracts. Most long-term contracts contain provisions for progress payments. We expect to invoice customers for all unbilled revenues. Certain costs are generally excluded from the cost-to-cost method of measuring progress, such as significant costs for materials and third-party subcontractors. Total estimated costs, and resulting contract income, are affected by changes in the expected cost of materials and labor, productivity, scheduling and other factors. Additionally, external factors such as weather, customer requirements and other factors outside of our control may affect the progress and estimated cost of a project's completion and, therefore, the timing and amount of revenue and income recognition. In addition, change orders, which are a normal and recurring part of our business, can increase (and sometimes substantially) the future scope and cost of a job. Therefore, change order awards (although frequently beneficial in the long term) can have the short-term effect of reducing the job percentage of completion and thus the revenues and profits recognized to date. We regularly review contract price and cost estimates as the work progresses and reflect adjustments in profit, proportionate to the job percentage of completion in the period when those estimates are revised.

Deferred Profit Recognition

For contracts as to which we are unable to estimate the final profitability due to their uncommon nature, including first-of-a-kind projects, we recognize equal amounts of revenue and cost until the final results can be estimated more precisely. For these contracts, we only recognize gross margin when reliably estimable and the level of uncertainty has been significantly reduced, which we generally determine to be when the contract is at least 70% complete. We treat long-term construction contracts that contain such a level of risk and uncertainty that estimation of the final outcome is impractical, as deferred profit recognition contracts. If while being accounted for under our deferred profit recognition policy, a current estimate of total contract costs indicates a loss, the projected loss is recognized in full and the project is accounted for under our normal revenue recognition guidelines.

We currently account for an Atlantic segment project under our deferred profit recognition policy. This project was awarded to one of our joint ventures, and the Atlantic segment's backlog includes a subcontract from that joint venture, of which $161.5 million relating to this project remains in backlog at December 31, 2012. This project contributed revenues and costs equally, totaling $37.6 million and $45.4 million for the years ended December 31, 2012 and 2011, respectively.

Completed Contract Method

Under the completed contract method, revenue and gross profit is recognized only when a contract is completed or substantially complete. We generally do not enter into fixed-price contracts without an estimate of cost to complete that we believe to be accurate. However, it is possible that in the time between contract execution and the start of work on a project, we could lose the ability to forecast cost to complete based on intervening events, including, but not limited to, experience on similar projects, civil unrest, strikes and volatility in our expected costs. In such a situation, we would use the completed contract method of accounting for that project. We did not enter into any contracts that we accounted for under the completed contract method during 2012, 2011 or 2010.

Claims Revenue

We include certain unapproved claims in the applicable contract value when we have a legal basis to do so, consider collection to be probable and the value can be reliably estimated. Claim revenue, when recorded, is only recorded to the extent of associated costs in our consolidated financial statements. The net amount of revenues and costs included in our estimates at completion (*i.e.*, contract values) associated with such claims was $187.6 million and $55.4 million as of December 31, 2012 and 2011, respectively. These amounts are determined based on various factors, including our analysis of the underlying contractual language and our experience in making and resolving claims. For the years ended December 31, 2012 and 2011, $78.6 million and $12.0 million of revenues and costs are reflected in our consolidated financial statements pertaining to claims. Certain of our unconsolidated joint ventures also included $9.2 million and $13.0 million of claim revenue and costs in their financial statements for the years ended December 31, 2012 and 2011, respectively. The amount recorded for claims in the year ended December 31, 2010 was not material to our consolidated financial statements.

We continue to actively engage in negotiations with our customers. However, these claims may be resolved at amounts that differ from our current estimates, which could result in increases or decreases in future estimated contract profits or losses.

Loss Recognition

A risk associated with fixed-priced contracts is that revenue from customers may not cover increases in our costs. It is possible that current estimates could materially change for various reasons, including, but not limited to, fluctuations in forecasted labor productivity, pipeline lay rates or steel and other raw material prices. Increases in costs associated with our fixed-price contracts could have a material adverse impact on our consolidated financial condition, results of operations and cash flows. Alternatively, reductions in overall contract costs at completion could materially improve our consolidated financial condition, results of operations and cash flows.

As of December 31, 2012, we have provided for our estimated costs to complete on all of our ongoing contracts. However, it is possible that current estimates could change due to unforeseen events, which could result in adjustments to overall contract costs. Variations from estimated contract performance could result in material adjustments to operating results. For all contracts, if a current estimate of total contract cost indicates a loss, the projected loss is recognized in full when determined.

We currently have six active projects in our backlog that are in loss positions at December 31, 2012, whereby future revenues are expected to equal costs when recognized. Included in these projects are a recently commenced marine project in our Asia Pacific segment, which is expected to complete in late 2013, and a five-year charter in Brazil which began in early 2012 being conducted by our Atlantic segment. These two projects represent the majority of our contract value in a loss position.

Loss Contingencies

We record liabilities for loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. We provide disclosure when there is a reasonable possibility that the ultimate loss will exceed the recorded provision or if such loss is not reasonably estimable. We are currently involved in litigation and other proceedings, as discussed in Note 12. We have accrued our estimates of the probable losses associated with these matters and associated legal costs are generally recognized in selling, general and administrative expenses as incurred. However, our losses are typically resolved over long periods of time and are often difficult to estimate due to various factors, including the possibility of multiple actions by third parties. Therefore, it is possible future earnings could be affected by changes in our estimates related to these matters.

Cash and Cash Equivalents

Our cash and cash equivalents are highly liquid investments with maturities of three months or less when we purchase them.

We record cash and cash equivalents as restricted when we are unable to freely use such cash and cash equivalents for our general operating purposes. At December 31, 2012, we had restricted cash and cash equivalents totaling $18.1 million, all of which was held in restricted foreign-entity accounts.

Investments

We classify investments available for current operations in the balance sheet as current assets, and we classify investments held for long-term purposes as noncurrent assets. We adjust the amortized cost of debt securities for amortization of premiums and accretion of discounts to maturity. That amortization is included in interest income. We include realized gains and losses on our investments in other income (expense)—net. The cost of securities sold is based on the specific identification method. We include interest earned on securities in interest income.

Investments in Unconsolidated Affiliates

We generally use the equity method of accounting for affiliates in which our investment ownership ranges from 20% to 50%. Currently, most of our significant investments in affiliates that are not consolidated are recorded using the equity method.

Accounts Receivable—Trade, net

A summary of contract receivables is as follows:

	December 31,	
	2012	2011
	(In thousands)	
Contract receivables:		
Contracts in progress	$273,729	$371,223
Completed contracts	38,858	28,369
Retainages	133,619	65,248
Unbilled	4,710	5,650
Less allowances	(22,116)	(24,682)
Accounts receivable—trade, net	$428,800	$445,808

We expect to invoice our unbilled receivables once certain milestones or other metrics are reached, and we expect to collect all unbilled amounts. We believe that our provision for losses on uncollectible accounts receivable is adequate for our credit loss exposure.

The following amounts represent retainages on contracts:

	December 31,	
	2012	2011
	(In thousands)	
Retainages expected to be collected within one year	$133,619	$ 65,248
Retainages expected to be collected after one year	32,085	74,539
Total retainages	$165,704	$139,787

We have included in accounts receivable—trade, net, retainages expected to be collected in 2013. Retainages expected to be collected after one year are included in other assets. Of the long-term retainages at December 31, 2012, we expect to collect $32.0 million in 2014.

Accounts receivable—other was $75.5 million and $53.4 million at December 31, 2012 and December 31, 2011, respectively. The balance primarily relates to transactions with unconsolidated affiliates, receivables associated with our hedging activities, value-added tax, other items and employee receivables. Employee receivables were $6.8 million and $10.8 million as of December 31, 2012 and 2011, respectively. These amounts are expected to be collected within 12 months, and any allowance for doubtful accounts on our accounts receivable—other is based on our estimate of the amount of probable losses due to the inability to collect these amounts (based on historical collection experience and other available information). As of December 31, 2012 and 2011, respectively, no such allowance for doubtful accounts was recorded.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. An established hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1—inputs are based upon quoted prices for identical instruments traded in active markets.
- Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for similar or identical instruments in inactive markets and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets and liabilities.
- Level 3—inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar valuation techniques.

The carrying amounts that we have reported for financial instruments, including cash and cash equivalents, accounts receivables and accounts payable approximate their fair values. See Note 7—"Fair Values of Financial Instruments," for additional information regarding fair value measurements.

Derivative Financial Instruments

Our worldwide operations give rise to exposure to changes in certain market conditions, which may adversely impact our financial performance. When we deem it appropriate, we use derivatives as a risk management tool to mitigate the potential impacts of certain market risks. The primary market risk we manage through the use of derivative instruments is movement in foreign currency exchange rates. We use foreign currency derivative contracts to reduce the impact of changes in foreign currency exchange rates on our operating results. We use these instruments to hedge our exposure associated with revenues and/or costs on our long-term contracts and other cash flow exposures that are denominated in currencies other than our operating entities' functional currencies. We do not hold or issue financial instruments for trading or other speculative purposes.

In certain cases, contracts with our customers contain provisions under which payments from our customers are denominated in U.S. Dollars and in a foreign currency. The payments denominated in a foreign currency are designed to compensate us for costs that we expect to incur in such foreign currency. In these cases, we may use derivative instruments to reduce the risks associated with foreign currency exchange rate fluctuations arising from differences in timing of our foreign currency cash inflows and outflows.

Concentration of Credit Risk

Our principal customers are businesses in the offshore oil and gas industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that our customers may be similarly affected by changes in economic or other conditions. In addition, we and many of our customers operate worldwide and are therefore exposed to risks associated with the economic and political forces of various countries and geographic areas. We generally do not obtain any collateral for our receivables. See Note 11 for additional information about our operations in different geographic areas.

Foreign Currency Translation

We translate assets and liabilities of our foreign operations, other than operations in highly inflationary economies, into U.S. Dollars at year-end exchange rates, and we translate income statement items at average exchange rates for the periods presented. We record adjustments resulting from the translation of foreign currency financial statements as a component of other comprehensive income, net of tax.

Capitalization of Interest Cost

We incurred and capitalized total interest of $8.6 million in the year ended December 31, 2012. We incurred interest of $9.3 million and $14.6 million in the years ended December 31, 2011 and 2010, respectively. Of these amounts, we capitalized $8.8 million and $12.0 million of interest cost in the years ended December 31, 2011 and 2010, respectively.

Earnings per Share

We have computed earnings per common share on the basis of the weighted average number of common shares, and, where dilutive, common share equivalents, outstanding during the indicated periods. See Note 10—"Earnings Per Share," for our earnings per share computations.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive income (loss) ("AOCI") included in stockholders' equity are as follows:

	December 31,	
	2012	2011
	(In thousands)	
Foreign currency translation adjustments	$ (3,366)	$ (12,438)
Net loss on investments	(2,316)	(4,403)
Net gain on derivative financial instruments	11,735	3,089
Unrecognized losses on benefit obligations	(100,466)	(88,278)
Accumulated other comprehensive loss[1]	$ (94,413)	$(102,030)

(1) The tax impact on amounts presented in AOCI are not significant.

Stock-Based Compensation

Equity instruments are measured at fair value on the grant date. Stock-based compensation expense is generally recognized on a straight-line basis over the requisite service periods of the awards. We use a Black-Scholes model to determine the fair value of certain share-based awards, such as stock options. Additionally, we use a Monte Carlo model to determine the fair value of certain share-based awards that contain market and performance-based conditions. The use of these models requires highly subjective assumptions, such as assumptions about the expected life of the award, vesting probability, expected dividend yield and the volatility of our stock price.

Property, Plant and Equipment

We carry our property, plant and equipment at depreciated cost. Except for major marine vessels, we depreciate our property, plant and equipment using the straight-line method, over estimated economic useful lives of eight to 33 years for buildings and three to 28 years for machinery and equipment. We do not depreciate property, plant and equipment classified as held for sale.

We depreciate major marine vessels using the units-of-production method based on the utilization of each vessel. Our units-of-production method of depreciation involves the calculation of depreciation expense on each vessel based on the product of actual utilization for the vessel for the period and the applicable daily depreciation value (which is based on vessel book value, standard utilization and vessel life) for the vessel. Our actual utilization is determined based on the actual days that the vessel was working or otherwise actively engaged (other than in transit between regions) under a contract, as determined by daily vessel operating reports prepared by the crew of the vessel. Our standard utilization is determined by vessel at least annually based on recent actual utilization combined with an expectation of future utilization, both of which allow for idle time. We ensure that a minimum amount of accumulated depreciation of at least 50% of equivalent life-to-date straight-line depreciation is recorded. Additionally, in periods of very low utilization, a minimum amount of depreciation expense of at least 25% of an equivalent straight-line depreciation expense (which is based on an initial 25-year life) is recorded.

Our depreciation expense was $86.4 million, $82.2 million and $75.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

A summary of property, plant and equipment by asset category is as follows:

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Marine Vessels	$ 882,921	$ 812,322
Construction Equipment	546,305	545,765
Construction in Progress	395,949	343,555
Buildings	165,853	136,587
All other	124,148	120,648
Total Cost	2,115,176	1,958,877
Accumulated Depreciation	(833,385)	(857,012)
Net Book Value	$1,281,791	$1,101,865

We capitalize drydocking costs in other assets when incurred and amortize the costs over the period of time between drydockings, which is generally three to five years. We expense the costs of other maintenance, repairs and renewals, which do not materially prolong the useful life of an asset, as we incur them.

Impairment Review

We review goodwill for impairment on an annual basis or more frequently if circumstances indicate that impairment may exist. The annual impairment review involves comparing the fair value to the net book value of each applicable reporting unit and, therefore, is significantly impacted by estimates and judgments.

The following summarizes the carrying amount of goodwill by segment at December 31, 2012 and 2011:

Asia Pacific	Middle East	Total
$ 19,777	$21,425	$41,202

We completed our annual review of goodwill for the year ended December 31, 2012, which indicated that the fair value for our Asia Pacific and Middle East reporting units was significantly in excess of the carrying amount, resulting in no goodwill impairment.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the fair value of each applicable asset is compared to its carrying value. Factors that impact our determination of potential impairment include forecasted utilization of equipment and estimates of forecasted cash flows from projects expected to be performed in future periods. Our estimates of cash flow may differ from actual cash flow due to, among other things, economic conditions or changes in operating performance. Any changes in such factors may negatively affect our business segments and result in future asset impairments.

For the year ended December 31, 2012, we did not recognize an impairment charge in our consolidated statements of income. For the years ended December 31, 2011 and 2010, we recognized impairment charges of $5.5 million and $24.4 million, respectively, in our consolidated statements of income on certain vessels. We used an appraised value to determine the impairment and we consider that fair value measurement as Level 2.

Other Non-Current Assets

We have included debt issuance costs in other assets. We amortize debt issuance costs as interest expense on a straight-line basis over the life of the related debt. The following summarizes the changes in the carrying amount of these assets:

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Balance at beginning of period	$17,125	$16,073
Debt issuance costs and performance guarantees	—	4,944
Amortization of interest expense	(3,364)	(3,892)
Balance at end of period	$13,761	$17,125

Income Taxes

We provide for income taxes based on the tax laws and rates in the countries in which we conduct our operations. MII is a Panamanian corporation that earns all of its income outside of Panama. As a result, we are not subject to income tax in Panama. We operate in various taxing jurisdictions around the world. Each of these jurisdictions has a regime of taxation that varies, not only with respect to nominal rates, but also with respect to the basis on which these rates are applied. These variations, along with changes in our mix of income or loss from these jurisdictions, may contribute to shifts, sometimes significant, in our effective tax rate.

We believe that our deferred tax assets recorded as of December 31, 2012 are realizable through carrybacks, future reversals of existing taxable temporary differences and future taxable income. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If we subsequently determine that we will be able to realize deferred tax assets in the future in excess of our net recorded amount, the resulting adjustment would increase earnings for the period in which such determination was made. We will continue to assess the adequacy of the valuation allowance on a quarterly basis. Any changes to our estimated valuation allowance could be material to our consolidated financial condition and results of operations.

Insurance and Self-Insurance

Our wholly owned "captive" insurance subsidiary provides coverage for our retentions under employer's liability, general and products liability, automobile liability and workers' compensation insurance and, from time to time, builder's risk and marine hull insurance within certain limits. We may also have business reasons in the future to arrange for our insurance subsidiary to insure other risks which we cannot or do not wish to transfer to outside insurance companies. Premiums charged and reserves related to these insurance programs are based on the facts and circumstances specific to the insurance claims, our past experience with similar claims, loss factors and the performance of the outside insurance market for the type of risk at issue. The actual outcome of insured claims could differ significantly from estimated amounts. We maintain actuarially determined accruals in our consolidated balance sheets to cover self-insurance retentions for the coverages discussed above. These accruals are based on certain assumptions developed utilizing historical data to project future losses. Loss estimates in the calculation of these accruals are adjusted as required based upon reported claims, actual claim payments and settlements and claim reserves. We reduced our self-insurance accruals in our wholly owned captive insurance subsidiary by $6.8 million, $17.3 million and $2.4 million during the years ended December 31, 2012, 2011 and 2010, respectively, and recognized these reductions in cost of operations in our consolidated statements of income.

Recently Adopted Accounting Standards

In September 2011, the Financial Accounting Standards Board ("FASB") issued an update to the topic *Intangibles—Goodwill and Other.* This update amended guidance on the testing of goodwill for impairment, by providing an entity with the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, prior to calculating the fair value of the reporting unit. The update was effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this update did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued an update to the topic *Comprehensive Income.* This update requires entities to present components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The update was effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this update did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued an update to the topic *Fair Value Measurement.* This update provided guidance about how fair value should be applied where it is already required or permitted under GAAP. The update did not extend the use of fair value or require additional fair value measurements, but rather explained how to measure fair value and required prospective application. The update was effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this update did not have a material impact on our consolidated financial statements.

NOTE 2—DISPOSITIONS AND OTHER ITEMS

Assets Held for Sale

During the quarter ended September 30, 2012, we committed to a plan to sell three of our multi-function marine vessels, specifically the *Bold Endurance, DB 16* and *DB 26.* At December 31, 2012, we classified approximately $30.0 million as assets held for sale in our consolidated balance sheet. On December 18, 2012, we entered into an agreement to sell the *Bold Endurance* for cash proceeds of approximately $2.0 million. The sale was completed in January 2013. We remain in active discussions with several interested parties to sell the remaining two vessels.

On August 26, 2011, we completed the sale of the *DB 23* marine vessel. Cash consideration received from the vessel sale was approximately $8.0 million, resulting in a pre-tax gain of $7.7 million that is included in our consolidated statements of income for the year ended December 31, 2011 for the Atlantic segment.

During the quarter ended September 30, 2010, we incurred approximately $21.0 million of costs to discontinue our development plans for a new fabrication yard in Kazakhstan, including estimated lease termination costs. After obtaining additional information regarding the discontinuance of our development plans, for the year ended December 31, 2011 we reduced our estimated closure costs by $10.0 million to reflect our revised estimate. The impact of this revision was reflected in our consolidated statements of income in costs of operations for the year ended December 31, 2011 for the Middle East segment.

Discontinued Operations

The following discussion provides information pertaining to our significant discontinued operations.

Charter Fleet Business

On March 19, 2012, we completed the sale of our former charter fleet business, which operated 10 of the 14 vessels acquired in our 2007 Secunda Acquisition. For the year ended December 31, 2011, we recognized an approximate $22.0 million write-down of our former charter fleet business. The write-down was based on the estimated fair value of consideration expected from the sale, including estimated selling costs, and we considered that fair value measurement as Level 2. The following table presents selected financial information regarding the results of operations attributable to our former charter fleet business:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Revenues	$8,184	$ 44,849	$ 57,528
Loss on disposal of discontinued operations, before taxes	257	(21,934)	(27,690)
Income before provision for income taxes	3,240	10,030	8,081
	3,497	(11,904)	(19,609)
Provision for income taxes	—	(2,908)	(2,711)
Income (loss) from discontinued operations, net of tax	$3,497	$(14,812)	$(22,320)

The following table presents the carrying values of the major classes of assets and liabilities attributable to our former charter fleet business that are included in our consolidated balance sheet:

	December 31, 2011
	(In thousands)
Other current assets	$ 3,197
Property, plant and equipment—net	45,892
Other long-term assets	9,679
Total long-term assets held for sale	$55,571

Spin-off of B&W

On July 30, 2010, we completed the spin-off of B&W to our stockholders through a distribution of all of the outstanding common stock of B&W. B&W's assets and businesses primarily consisted of those that we previously reported as our Government Operations and Power Generation Systems segments. Prior to the completion of the spin-off, B&W made a cash distribution to us totaling $100 million.

The following table presents selected financial information regarding the results of operations of our former B&W business:

	Year Ended December 31, 2010[1]
	(In thousands)
Revenues	$1,524,424
Loss on disposal of discontinued operations, before taxes	(95,621)
Income before provision for income taxes	105,796
	10,175
Provision for income taxes	(22,755)
Income (loss) from discontinued operations, net of tax	$ (12,580)

(1) Includes the B&W operations through July 30, 2010.

NOTE 3—LONG-TERM DEBT AND NOTES PAYABLE

Credit Facility

In May 2010, we entered into a credit agreement with a syndicate of lenders and letter of credit issuers (as amended in August 2011, the "Credit Agreement"). The Credit Agreement provides for revolving credit borrowings and issuances of letters of credit in an aggregate outstanding amount of up to $950.0 million and is scheduled to mature on August 19, 2016. Proceeds from borrowings under the Credit Agreement are available for working capital needs and other general corporate purposes. The Credit Agreement includes procedures for additional financial institutions to become lenders, or for any existing lender to increase its commitment thereunder.

Other than customary mandatory prepayments in connection with casualty events, the Credit Agreement requires only interest payments on a quarterly basis until maturity. We may prepay all loans under the Credit Agreement at any time without premium or penalty (other than customary LIBOR breakage costs), subject to certain notice requirements.

Our overall borrowing capacity is in large part dependent on maintaining compliance with covenants under the Credit Agreement. The Credit Agreement contains customary financial covenants relating to leverage and interest coverage and includes covenants that restrict, among other things, debt incurrence, liens, investments, acquisitions, asset dispositions, dividends, prepayments of subordinated debt, mergers, and capital expenditures. At December 31, 2012, we were in compliance with our covenant requirements. A comparison of the key financial covenants and current compliance is as follows:

	Required	Actual
Maximum leverage ratio	3.00	0.32
Minimum interest coverage ratio	4.00	53.96

Loans outstanding under the Credit Agreement bear interest at the borrower's option at either the Eurodollar rate plus a margin ranging from 1.50% to 2.50% per year or the base rate (the highest of the Federal Funds rate plus 0.50%, the 30-day Eurodollar rate plus 1.0%, or the administrative agent's prime rate) plus a margin ranging from 0.50% to 1.50% per year. The applicable margin for revolving loans varies depending on the credit ratings of the Credit Agreement. We are charged a commitment fee on the unused portions of the Credit Agreement, and that fee varies between 0.200% and 0.450% per year depending on the credit ratings of the Credit Agreement. Additionally, we are charged a letter of credit fee of between 1.50% and 2.50% per year with respect to the amount of each financial letter of credit issued under the Credit Agreement and a letter of credit fee of between 0.75% and 1.25% per year with respect to the amount of each performance letter of credit issued under the Credit Agreement, in each case depending on the credit ratings of the Credit Agreement. Under the Credit Agreement, we also pay customary issuance fees and other fees and expenses in connection with the issuance of letters of credit under the Credit Agreement. In connection with entering into the Credit Agreement, we paid certain up-front fees to the lenders thereunder, and certain arrangement and other fees to the arrangers and agents for the Credit Agreement, which are being amortized to interest expense over the term of the Credit Agreement.

At December 31, 2012, there were no borrowings outstanding, and letters of credit issued under the Credit Agreement totaled $267.3 million. At December 31, 2012, there was $682.7 million available for borrowings or to meet letter of credit requirements under the Credit Agreement. There were no borrowings under the Credit Agreement during the years ended December 31, 2012 or 2011. Had there been any borrowings at December 31, 2012, the applicable base interest rate would have been approximately 4.00% per annum. At December 31, 2011, there were no borrowings outstanding, and letters of credit issued under the Credit Agreement totaled $306.1 million. In addition, we had $117.6 million and $219.0 million in outstanding unsecured bilateral letters of credit at December 31, 2012 and 2011, respectively.

At December 31, 2012, based on the credit ratings applicable to the Credit Agreement, the applicable margin for Eurodollar-rate loans was 1.75%, the applicable margin for base-rate loans was 0.75%, the letter of credit fee for financial letters of credit was 1.75%, the letter of credit fee for performance letters of credit was 0.875%, and the commitment fee for unused portions of the Credit Agreement was 0.25%. The Credit Agreement does not have a floor for the base rate or the Eurodollar rate.

North Ocean Financing

North Ocean 102

In December 2009, J. Ray McDermott, S.A. ("JRMSA"), a wholly owned subsidiary of MII, entered into a vessel-owning joint venture transaction with Oceanteam ASA. As a result of this transaction, we have consolidated notes payable of approximately $37.3 million and $43.3 million on our consolidated balance sheets at December 31, 2012 and 2011, respectively, of which approximately $6.0 million is classified as current notes payable at December 31, 2012 and 2011. JRMSA has guaranteed approximately 50% of this debt based on its ownership percentages in the vessel-owning companies. The outstanding debt bears interest at a rate equal to the three-month LIBOR (which resets every three months) plus a margin of 2.815% and matures in January 2014.

North Ocean 105

On September 30, 2010, MII, as guarantor, and North Ocean 105 AS, in which we have a 75% ownership interest, as borrower, entered into a financing agreement to finance a portion of the construction costs of the *North Ocean 105*. The agreement provides for borrowings of up to $69.4 million, bearing interest at 2.76% per year, and requires principal repayment in 17 consecutive semi-annual installments, which commenced on October 1, 2012. Borrowings under the agreement are secured by, among other things, a pledge of all of the equity of North Ocean 105 AS, a mortgage on the *North Ocean 105*, and a lien on substantially all of the other assets of North Ocean 105 AS. MII unconditionally guaranteed all amounts to be borrowed under the agreement. At December 31, 2012, there was $65.4 million in borrowings outstanding under this agreement, of which approximately $8.2 million was classified as current notes payable. At December 31, 2011, there were $50.4 million in borrowings outstanding, of which $2.9 million was classified as current notes payable.

ANZ Reimbursement Agreement

On April 20, 2012, McDermott and one of its wholly owned subsidiaries, McDermott Australia Pty. Ltd. ("McDermott Australia"), entered into a secured Letter of Credit Reimbursement Agreement (the "Reimbursement Agreement") with Australia and New Zealand Banking Group Limited ("ANZ"). In accordance with the terms of the Reimbursement Agreement, ANZ issued letters of credit in the aggregate amount of approximately $109.0 million to support McDermott Australia's performance obligations under contractual arrangements relating to a field development project. The obligations of McDermott and McDermott Australia under the Reimbursement Agreement are secured by McDermott Australia's interest in the contractual arrangements and certain related assets.

Surety Bonds

In 2012 and 2007, JRMSA executed general agreements of indemnity in favor of surety underwriters based in Mexico relating to surety bonds issued in support of contracting activities of J. Ray McDermott de Mèxico, S.A. de C.V., a subsidiary of JRMSA. As of December 31, 2012 and 2011, bonds issued under these arrangements totaled $50.1 million and $19.5 million, respectively.

Long-term debt and notes payable obligations

A summary of our long-term debt obligations are as follows:

	December 31,	
	2012	2011
	(In thousands)	
Long-term debt consists of:		
North Ocean 102 Construction Financing	$ 37,349	$43,325
North Ocean 105 Construction Financing	65,359	50,410
	102,708	93,735
Less: Amounts due within one year	14,146	8,941
Total long-term debt	$ 88,562	$84,794

Maturities of long-term debt during the five years subsequent to December 31, 2012 are as follows:

	(In thousands)
2013	$ 14,146
2014	39,543
2015	8,170
2016	8,170
2017	8,170
Thereafter	24,509
Total	$102,708

NOTE 4—PENSION PLANS AND POSTRETIREMENT BENEFITS

Although we currently provide retirement benefits for most of our U.S. employees through sponsorship of the McDermott Thrift Plan (see "Defined Contribution Plans" below), some of our longer-term U.S. employees and former employees are entitled to retirement benefits under the McDermott (U.S.) Retirement Plan, a non-contributory qualified defined benefit pension plan (the "McDermott Plan"), and several non-qualified supplemental defined benefit pension plans. The McDermott Plan and the non-qualified supplemental defined benefit pension plans are collectively referred to herein as the "Domestic Plans." The McDermott Plan has been closed to new participants since 2006, and benefit accruals under the McDermott Plan were frozen completely in 2010.

We also sponsor a defined benefit pension plan established under the laws of the Commonwealth of the Bahamas, the J. Ray McDermott, S.A. Third Country National Employees Pension Plan (the "TCN Plan") which provides retirement benefits for certain of our current and former foreign employees. Effective August 1, 2011, new entry into the TCN Plan was closed, and effective December 31, 2011, benefit accruals under the TCN Plan were frozen. Effective January 1, 2012, we established a new global defined contribution plan to provide retirement benefits to non-U.S. expatriate employees who may have otherwise obtained benefits under the TCN Plan.

Retirement benefits under the McDermott Plan and the TCN Plan are generally based on final average compensation and years of service, subject to the applicable freeze in benefit accruals under the plans. Our funding policy is to fund the plans as recommended by the respective plan actuaries and in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other applicable law. The Pension Protection Act of 2006 ("PPA") amended ERISA and modified the funding requirements for certain defined benefit pension plans including the McDermott Plan. Funding provisions under the PPA accelerated funding requirements are applicable to the McDermott Plan to ensure full funding of benefits accrued.

Obligations and Funded Status

	Domestic Plans		TCN Plan	
	Year Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$568,243	$551,231	$40,147	$ 47,190
Service cost	—	—	—	2,740
Interest cost	26,522	28,454	1,843	2,379
Actuarial loss	54,885	22,154	6,441	6,652
Curtailments	—	(3)	—	(17,252)
Benefits paid	(34,289)	(33,593)	(422)	(1,562)
Benefit obligation at end of year	$615,361	$568,243	$48,009	$ 40,147
Change in plan assets:				
Fair value of plan assets at beginning of year	$567,373	$505,853	$34,075	$ 32,543
Actual return on plan assets	71,182	90,343	4,886	(906)
Company contributions	1,626	4,770	500	4,000
Benefits paid	(34,289)	(33,593)	(422)	(1,562)
Fair value of plan assets at end of year	605,892	567,373	39,039	34,075
Funded status	$ (9,469)	$ (870)	$ (8,970)	$ (6,072)
Amounts recognized in balance sheet consist of:				
Other Assets	$ 7,981	$ 16,034	$ —	$ —
Accrued pension liability—current	(1,574)	(1,743)	(500)	(2,300)
Pension liability	(15,876)	(15,161)	(8,470)	(3,772)
Accrued benefit liability	(17,450)	(16,904)	(8,970)	(6,072)
Net Liability	$ (9,469)	$ (870)	$ (8,970)	$ (6,072)
Amounts recognized in accumulated comprehensive loss:				
Net actuarial loss	$ 85,984	$ 76,038	$ 6,738	$ 4,525
Total before taxes	$ 85,984	$ 76,038	$ 6,738	$ 4,525

	Domestic Plans		TCN Plan	
	Year Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
	(In thousands)			
Supplemental information:				
Plans with accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$615,361	$568,243	$48,009	$40,147
Accumulated benefit obligation	$615,361	$568,243	$48,009	$40,147
Fair value of plan assets	$605,892	$567,373	$39,039	$34,075

We have recognized in 2012, and expect to recognize in 2013, the following amounts in other comprehensive loss as a component of net periodic benefit cost.

	Recognized in 2012		To Be Recognized in 2013	
	Domestic Plans	TCN Plan	Domestic Plans	TCN Plan
	(In thousands)			
Pension cost in accumulated other comprehensive loss:				
Net actuarial loss	$9,725	$1,785	$11,820	$2,029

Assumptions

	Domestic Plans		TCN Plan	
	2012	2011	2012	2011
Weighted average assumptions used to determine net periodic benefit obligations at December 31:				
Discount rate	4.00%	4.80%	4.00%	4.80%
Rate of compensation increase	N/A	N/A	N/A	N/A

	Domestic Plans Year Ended December 31,			TCN Plan Year Ended December 31,		
	2012	2011	2010	2012	2011	2010
	(In thousands)					
Supplemental information:						
Components of periodic benefit cost:						
Service cost	$ —	$ —	$ 543	$ —	$ 2,740	$ 2,305
Interest cost	26,522	28,454	30,639	1,843	2,379	2,185
Expected return on plan assets	(35,811)	(30,216)	(30,830)	(2,443)	(2,450)	(1,829)
Amortization of net loss	9,725	15,842	18,071	1,785	2,736	2,167
Amortization of prior service cost (credit)	—	—	(268)	—	16	16
Recognized (gain) loss due to curtailments and other adjustments	(91)	(24)	(1,185)	—	15	—
Net periodic benefit cost	$ 345	$ 14,056	$ 16,970	$ 1,185	$ 5,436	$ 4,844
Increase (decrease) in accumulated other comprehensive loss due to actuarial losses—before taxes	$ 19,580	$(37,973)	$ 16,492	$ 3,998	$ 10,008	$ 5,120
Decrease in accumulated other comprehensive loss due to curtailment gain	—	—	—	—	(17,267)	—
Net periodic benefit cost	$ 19,580	$(37,973)	$ 16,492	$ 3,998	$ (7,259)	$ 5,120
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:						
Discount rate	4.80%	5.75%	5.85%	4.80%	5.75%	5.25%
Expected return on plan assets	6.50%	5.75%	7.05%	6.90%	5.75%	7.50%
Rate of compensation increase	N/A	N/A	1.49%	N/A	4.50%	4.50%

During the year ended December 31, 2011, the Investment Committee of the McDermott Plan changed the investment strategy for the assets in the McDermott Master Trust ("McDermott Trust"), the funding vehicle underlying the McDermott Plan. The investment strategy change resulted in the portfolio of assets moving from a dollar-duration-matched-fixed-income asset mix to more of a return-seeking asset mix under which assets would be allocated predominantly to dollar-duration-matched-fixed-income investments with a long credit tilt, but also apportioned to high-yield fixed income and global equity investments. This change in investment strategy caused us to remeasure the McDermott Plan's assets and benefit obligations as of April 30, 2011. In connection with the investment strategy change, we increased the expected rate of return on plan assets assumption for the McDermott Plan to 6.50% from 5.30% as of the remeasurement date. This assumption is consistent with the long-term asset returns expected from the McDermott Trust after the investment strategy change.

We set the expected rate of return on plan assets assumption for the Domestic Plans at 6.50% and the TCN Plan at 6.90%. The expected rate of return is determined to be the weighted average of the nominal returns based on the weightings of the asset classes within the McDermott Trust and TCN Trust investment portfolios. In setting these rates, we used a building-block approach. Historic real return trends for the various asset classes in both investment portfolios were combined with anticipated future market conditions to estimate the real rate of return for each class. These rates were then adjusted for anticipated future inflation to determine estimated nominal rates of return for each class.

Investment Goals

General

The investment goals of the McDermott Trust and the trust underlying the TCN Plan ("TCN Trust") are generally to provide for the solvency of the respective plans and fulfillment of pension obligations over time, and to maximize long-term investment return consistent with a reasonable level of risk. Asset allocations within the McDermott Trust and TCN Trust are reviewed periodically and rebalanced, if appropriate, to ensure the continued conformance to the investment goals, objectives and strategies. Both the McDermott Trust and the TCN Trust employ a professional investment advisor and a number of professional investment managers whose individual benchmarks are, in the aggregate, consistent with the applicable trust's overall investment objectives.

The specific goals of each investment manager are set out in the investment policy adopted by the investment committee for the respective trust, but, in general, the goals are (1) to perform in line with (in the case of passive accounts) or outperform (for actively managed accounts) the benchmark selected and agreed upon by the manager and the trust, and (2) to display an overall level of risk in its portfolio that is consistent with the risk associated with the agreed upon benchmark. The estimated allocations discussed below are periodically reviewed to assess the appropriateness of the particular funds in which they are invested, and these estimated allocations are subject to change.

The performance of each investment manager's portfolio is periodically measured against commonly accepted benchmarks, including the individual investment manager's benchmarks. In evaluating investment manager performance, consideration is also given to personnel, strategy, research capabilities, organizational and business matters, adherence to discipline and other qualitative factors that may impact the ability to achieve desired investment results.

The following is a summary of the asset allocations at December 31, 2012 and 2011 by asset category. The estimated allocation for 2013, by asset class, is expected to remain the same as the year ended December 31, 2012. In connection with our decision to freeze benefit accruals under the TCN plan, we plan to consider revising the asset allocation for 2013.

	Domestic Plan		TCN Plan	
	2012	2011	2012	2011
Asset Category:				
Fixed Income	85%	85%	30%	30%
Equity Securities	15%	15%	70%	70%
Total	100%	100%	100%	100%

Fair Value

The following is a summary of total investments for our plans, measured at fair value at December 31, 2012 and 2011.

	12/31/12	Level 1	Level 2	Level 3
		(In thousands)		
Pension Benefits:				
Fixed Income	$516,428	$ 82,390	$432,462	$1,576
Equities	116,198	27,337	88,861	—
Cash and Accrued Items	12,305	12,305	—	—
Total Investments	$644,931	$122,032	$521,323	$1,576

	12/31/11	Level 1	Level 2	Level 3
		(In thousands)		
Pension Benefits:				
Fixed Income	$482,767	$482,767	$ —	$ —
Equities	102,785	24,162	78,623	—
Cash and Accrued Items	15,896	15,896	—	—
Total Investments	$601,448	$522,825	$ 78,623	$ —

Changes in Level 3 Instrument

The following is a summary of the changes in our Level 3 fixed income instruments measured on a recurring basis for the years ended December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
	(In thousands)	
Balance at beginning of period	$ —	$ —
Purchases	1,532	—
Total unrealized gains	44	—
Balance at end of period	$1,576	$ —

Cash Flows

	Domestic Plans	TCN Plan
	(In thousands)	
Expected employer contributions to trusts of defined benefit plans:		
2013	$ —	$ 500
Expected benefit payments:		
2013	$ 35,496	$ 2,650
2014	$ 36,085	$ 1,629
2015	$ 36,466	$ 2,207
2016	$ 36,979	$ 3,790
2017	$ 37,247	$ 3,959
2018-2022	$190,838	$16,057

The expected employer contributions to trusts for 2013 are included in current liabilities at December 31, 2012.

Defined Contribution Plans

We provide retirement benefits for most of our U.S. employees through the McDermott Thrift Plan, a qualified defined contribution plan with a Code section 401(k) feature (the "Thrift Plan"). The Thrift Plan generally provides for matching employer contributions of 50% of participants' contributions up to 6% of compensation and unmatched employer cash contributions equal to 3% of participants' base pay, plus overtime pay, expatriate pay and commissions, which we refer to collectively as "thriftable earnings." Amounts charged to expense for employer contributions under the Thrift Plan totaled approximately $6.8 million, $6.6 million and $6.7 million in the years ended December 31, 2012, 2011 and 2010, respectively.

We provide retirement benefits for some of our international employees through the McDermott Global Defined Contribution Plan (the "Global Thrift Plan"), a defined contribution plan established on January 1, 2012 and operated under Luxembourg law. The Global Thrift Plan generally provides for matching employer contributions of 50% of participants' contributions up to 6% of base salary and unmatched employer cash contributions equal to 3% of participants' base salary. Amounts charged to expense for employer contributions under the Global Thrift Plan totaled approximately $1.6 million in the year ended December 31, 2012.

We also provide benefits under the McDermott International, Inc. Director and Executive Deferred Compensation Plan ("Deferred Compensation Plan"), which is a non-qualified defined contribution plan. Expense associated with the Deferred Compensation Plan was not material to the consolidated financial statements for the years presented.

NOTE 5—INVESTMENTS

At December 31, 2012, we had investments with a fair value of $46.0 million. Our investment portfolio consists primarily of investments in commercial paper. Our investments are classified as available-for-sale and are carried at fair value with unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Our net unrealized loss on investments was $2.4 million and $4.4 million as of December 31, 2012 and 2011, respectively. The major components of our investments in an unrealized loss position are asset-backed and mortgage-backed obligations. These investments have generally shown a positive trend and continue to perform positively, and we currently do not have the intent to sell these securities before their anticipated recovery. Based on our analysis, we believe that none of our available-for-sale securities were other than temporarily impaired at December 31, 2012.

The following is a summary of our available-for-sale securities at December 31, 2012:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
Mutual funds[1]	$ 1,975	$ 48	$ —	$ 2,023
Commercial paper[5]	29,728	9	—	29,737
Asset-backed securities and collateralized mortgage obligations[2][3]	10,853	—	(2,376)	8,477
Corporate notes and bonds[4]	5,750	5	—	5,755
Total	$48,306	$ 62	$(2,376)	$45,992

(1) *Various U.S. equities and other investments managed under mutual funds.*

(2) *Included in our asset-backed securities and collateralized mortgage obligations is approximately $6.3 million of commercial paper secured by mortgaged-backed securities.*

(3) *Asset-backed and mortgage-backed securities with maturities of up to 26 years.*

(4) *Corporate notes and bonds with maturities of three years or less.*

(5) *Commercial paper with maturities less than one year.*

The following is a summary of our available-for-sale securities at December 31, 2011:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
Mutual funds[1]	$ 1,975	$—	$ (52)	$ 1,923
Commercial paper[5]	123,195	22	(7)	123,210
Asset-backed securities and collateralized mortgage obligations[2][3]	12,489	—	(4,358)	8,131
Corporate notes and bonds[4]	5,750	—	(8)	5,742
Total	$143,409	$ 22	$(4,425)	$139,006

(1) *Various U.S. equities and other investments managed under mutual funds.*

(2) *Included in our asset-backed securities and collateralized mortgage obligations is approximately $7.4 million of commercial paper secured by mortgaged-backed securities.*

(3) *Asset-backed and mortgage-backed securities with maturities of up to 26 years.*

(4) *Corporate notes and bonds with maturities of three years or less.*

(5) *Commercial paper with maturities less than one year.*

Proceeds, gross realized gains and gross realized losses on sales of available-for-sale securities were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
		(In thousands)	
Year Ended December 31, 2012	$ 191,298	$—	$—
Year Ended December 31, 2011	$ 693,424	$—	$ 20
Year Ended December 31, 2010	$1,363,803	$—	$ 91

NOTE 6—DERIVATIVE FINANCIAL INSTRUMENTS

We enter into derivative financial instruments primarily to hedge certain firm purchase, sale commitments and forecasted transactions denominated in foreign currencies. We record these contracts at fair value on our consolidated balance sheets. Depending on the hedge designation at the inception of the contract, the related gains and losses on these contracts are either: (1) deferred as a component of AOCI until the hedged item is recognized in earnings; (2) offset against the change in fair value of the hedged firm commitment through earnings; or (3) recognized immediately in earnings. At inception and on an ongoing basis, we assess the hedging relationship to determine its effectiveness in offsetting changes in cash flows or fair value attributable to the hedged risk. We exclude from our assessment of effectiveness the portion of the fair value of the forward contracts attributable to the difference between spot exchange rates and forward exchange rates. The ineffective portion of a derivative's change in fair value and any portion excluded from the assessment of effectiveness are immediately recognized in earnings. Gains and losses on derivative financial instruments that are immediately recognized in earnings are included as a component of gain (loss) on foreign currency-net in our consolidated statements of income. At December 31, 2012, we had designated the majority of our foreign currency forward contracts as cash flow hedging instruments.

At December 31, 2012, we had deferred approximately $11.7 million of net gains on these derivative financial instruments in AOCI, and we expect to reclassify approximately $0.2 million of the net deferred gains out of AOCI by December 31, 2013.

At December 31, 2012, the majority of our derivative financial instruments consisted of foreign currency forward contracts. The notional value of our outstanding derivative contracts totaled $1.6 billion at December 31, 2012, with maturities extending to December 2017. Of this amount, approximately $896.4 million is associated with various foreign currency expenditures we expect to incur on one of our EPCI projects. These instruments consist of contracts to purchase or sell foreign-denominated currencies. At December 31, 2012, the fair value of these contracts was in a net asset position totaling $21.4 million. The fair value of outstanding derivative instruments is determined using observable financial market inputs, such as quoted market prices, and is classified as Level 2 in nature.

The following tables summarize our derivative financial instruments:

Asset and Liability Derivatives

	December 31, 2012	December 31, 2011
	(In thousands)	
Derivatives Designated as Hedges:		
Location		
Accounts receivable—other	$12,311	$2,765
Other assets	13,770	66
Total asset derivatives	$26,081	$2,831
Accounts payable	$ 3,604	$6,891
Other liabilities	1,043	969
Total liability derivatives	$ 4,647	$7,860

The Effects of Derivative Instruments on our Financial Statements

	December 31, 2012	December 31, 2011
	(In thousands)	
Derivatives Designated as Hedges:		
Amount of gain recognized in other comprehensive income attributable to MII	$ 1,576	$4,505
Income reclassified from AOCI into income: effective portion attributable to MII		
Location		
Cost of operations	$ 6,213	$ 430
Gain recognized in income: ineffective portion and amount excluded from effectiveness testing attributable to MII		
Location		
Gain on foreign currency—net	$23,116	$2,516

Credit Risk

In the event of nonperformance by counterparties to our derivative financial instruments, we may be exposed to credit-related losses. However, when possible, we enter into International Swaps and Derivative Association agreements with our derivative counterparties to mitigate this risk. We also attempt to mitigate this risk by using highly-rated major financial institutions as counterparties. Our derivative counterparties have the benefit of the same collateral arrangements and covenants as described under our Credit Agreement.

NOTE 7—FAIR VALUES OF FINANCIAL INSTRUMENTS

The valuation methodologies we use to measure the fair values of our derivatives and available-for-sale securities are as follows:

Derivatives

Level 2 derivative assets and liabilities primarily include over-the-counter forward contracts, largely consisting of foreign currency derivative instruments. Where applicable, the value of these derivative assets and liabilities is computed by discounting the projected future cash flow amounts to present value using market-based observable inputs, including foreign exchange forward and spot rates, interest rates and counterparty performance risk adjustments.

At December 31, 2012, we had forward contracts outstanding to purchase or sell foreign currencies with a total notional value of $1.6 billion and a total asset position fair value of $21.4 million.

Available-for-Sale Securities

The following is a summary of our available-for-sale securities measured at fair value:

	12/31/12	Level 1	Level 2	Level 3
		(In thousands)		
Mutual funds	$ 2,023	$—	$ 2,023	$ —
Commercial paper	29,737	—	29,737	—
Asset-backed securities and collateralized mortgage obligations	8,477	—	2,134	6,343
Corporate notes and bonds	5,755	—	5,755	—
Total	$ 45,992	$—	$ 39,649	$6,343

	12/31/11	Level 1	Level 2	Level 3
		(In thousands)		
Mutual funds	$ 1,923	$—	$ 1,923	$ —
U.S. Government and agency securities	123,210	—	123,210	—
Asset-backed securities and collateralized mortgage obligations	8,131	—	2,101	6,030
Corporate notes and bonds	5,742	—	5,742	—
Total	$139,006	$—	$132,976	$6,030

Our Level 2 investments consist primarily of commercial paper, asset-backed commercial paper notes backed by a pool of mortgage-backed securities and mutual funds. The fair value of our Level 2 investments was determined using a market approach which is based on quoted prices and other information for similar or identical instruments.

Our Level 3 investment consists of asset-backed commercial paper notes backed by a pool of mortgage-backed securities. The fair value of this Level 3 investment was based on the calculation of an overall weighted-average valuation, using the prices of the underlying individual securities. Individual securities in the pool were valued based on market observed prices, where available. If market prices were not available, prices of similar securities backed by similar assets were used.

Changes in Level 3 Instrument

The following is a summary of the changes in our Level 3 instrument measured on a recurring basis for the years ended December 31, 2012 and 2011:

	December 31,	
	2012	2011
	(In thousands)	
Balance at beginning of period	$ 6,030	$ 7,372
Total realized and unrealized gains	1,674	75
Principal repayments	(1,361)	(1,417)
Balance at end of period	$ 6,343	$ 6,030

Other Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosures for other financial instruments:

Cash and cash equivalents and restricted cash and cash equivalents. The carrying amounts that we have reported in the accompanying consolidated balance sheets for cash and cash equivalents and restricted cash and cash equivalents approximate their fair values.

Long—and short-term debt. The fair value of debt instruments is classified as Level 2 within the fair value hierarchy. We base the fair values of these debt instruments on quoted market prices. Where quoted prices are not available, we base the fair values on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or on estimated prices based on current yields for debt issues of similar quality and terms.

The estimated fair values of certain of our financial instruments are as follows:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Balance Sheet Instruments				
Cash and cash equivalents	$ 640,147	$ 640,147	$570,854	$570,854
Restricted cash and cash equivalents	$ 18,116	$ 18,116	$ 21,962	$ 21,962
Investments	$ 45,992	$ 45,992	$139,006	$139,006
Debt	$(102,708)	$(106,324)	$ (93,735)	$ (96,187)
Derivative contracts	$ 21,434	$ 21,434	$ (5,029)	$ (5,029)

NOTE 8—STOCK-BASED COMPENSATION

Equity instruments are measured at fair value on the grant date. Stock-based compensation expense is generally recognized on a straight-line basis over the requisite service periods of the awards. Compensation expense is based on awards we expect to ultimately vest. Therefore, we have reduced compensation expense for estimated forfeitures based on our historical forfeiture rates. Our estimate of forfeitures is determined at the grant date and is revised if our actual forfeiture rate is materially different from our estimate.

Total compensation expense recognized for the years ended December 31, 2012, 2011 and 2010 was as follows:

	2012	December 31, 2011	2010
		(In thousands)	
Stock options	$ 3,984	$ 3,845	$ 1,724
Restricted stock awards and units	6,880	11,939	11,920
Performance and deferred stock units	4,505	2,041	2,814
Total	$15,369	$17,825	$16,458

As of December 31, 2012, total unrecognized estimated compensation expense related to nonvested awards was $24.5 million. The components of the total gross unrecognized estimated compensation expense and their expected remaining weighted-average periods for expense recognition are as follows (amounts in millions; periods in years):

	Amount	Weighted-Average Period
Stock options	$5.5	1.8
Restricted stock awards	$9.4	2.1
Performance shares	$9.6	1.8

Stock Plans

2009 McDermott International, Inc. Long-Term Incentive Plan

In May 2009, our shareholders approved the 2009 LTIP. Members of the Board of Directors, executive officers and key employees are eligible to participate in the plan. The Compensation Committee of the Board of Directors selects the participants for the plan. The plan provides for a number of forms of stock-based compensation, including incentive and non-qualified stock options, restricted stock, restricted stock units and performance shares and performance units, subject to satisfaction of specific performance goals. Shares approved under the 2001 Directors and Officers Long-Term Incentive Plan (the "2001 LTIP") that were not awarded as of the date of approval of the 2009 LTIP, or shares that are subject to awards that are cancelled, terminated, forfeited, expired or settled in cash in lieu of shares, are available for issuance under the 2009 LTIP. As part of the approval of the 2009 LTIP, 9,000,000 shares were authorized for issuance. Options to purchase shares are granted at the fair market value (closing trading price) on the date of grant, become exercisable at such time or times as determined when granted and expire not more than seven years after the date of grant.

2001 Directors and Officers Long-Term Incentive Plan

We no longer issue awards under the 2001 LTIP. Members of the Board of Directors, executive officers, key employees and consultants were eligible to participate in the 2001 LTIP. The Compensation Committee of the Board of Directors selected the participants for the plan. The plan provided for a number of forms of stock-based compensation, including incentive and nonqualified stock options, stock appreciation rights, restricted stock, deferred stock units, performance shares and performance units, subject to satisfaction of specific performance goals. Options to purchase shares were granted at not less than 100% of the fair market value (average of the high and low trading price) on the date of grant, became exercisable at such time or times as determined when granted and expire not more than seven years after the date of the grant. Options granted prior to May 2009 expire not more than ten years after the date of the grant. Shares of common stock available to be awarded under the 2001 LTIP are available under the terms of the 2009 LTIP and have been included in the amount available for grant discussed above.

Thrift Plan

On November 12, 1991, 15,000,000 of the authorized and unissued shares of common stock were reserved for issuance for the employer match to the Thrift Plan. On October 11, 2002, an additional 15,000,000 of the authorized and unissued shares of common stock were reserved for issuance for the employer match to the Thrift Plan. Those employer matching contributions equal 50% of the first 6% of compensation, as defined in the Thrift Plan, contributed by participants, and fully vest and are nonforfeitable after three years of service or upon retirement, death, involuntary termination of employment due to reduction in force or approved disability. During the year ended December 31, 2010, we issued 282,022 shares of common stock as employer matching contributions pursuant to the Thrift Plan. Effective June 2010, we began making employer matching contributions in cash, in lieu of shares of common stock. Accordingly, there were no shares issued under the Thrift Plan during the years ended December 31, 2012 and 2011.

B&W Spin-off Changes

In connection with the spin-off of B&W, we made certain adjustments to our stock-based compensation awards. For our employees who held performance shares issued in or prior to May 2009, we cancelled the performance shares and issued restricted stock units in an amount equal to the fair value of the shares held immediately prior to the spin-off. For holders of restricted stock units granted in or prior to May 2010, the holder received additional units of restricted stock to maintain the total fair value of restricted stock held immediately prior to the spin-off. For stock options granted in or prior to May 2010, we adjusted the number of options held by each holder so that the intrinsic value of the stock options held immediately following the spin-off equaled the intrinsic value of the stock options held immediately prior to the spin-off. The adjustments to stock-based compensation awards were treated as a modification and resulted in total incremental compensation cost of $14.5 million, of which approximately $5.2 million and $9.3 million was recognized in the years ended December 31, 2011 and 2010, respectively.

In the event of a change in control of our company, all of these stock-based compensation programs have provisions that may cause restrictions to lapse with respect to restricted stock units and accelerate the exercisability of outstanding options.

Stock Options

The fair value of each option grant was estimated with the following weighted-average assumptions:

	Year Ended December 31,		
	2012	2011	2010
Risk-free interest rate	0.77%	2.26%	2.12%
Expected volatility	59%	41%	54%
Expected life of the option in years	4.60	4.60	4.64
Expected dividend yield	0.0%	0.0%	0.0%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected life of the option. The expected volatility is based on implied volatility from publicly traded options on our common stock, historical volatility of the price of our common stock and other factors. The expected life of the option is based on observed historical patterns. The expected dividend yield is zero based on the projected annual dividend payment. This amount is zero because we have not paid cash dividends historically and do not expect to pay cash dividends for the foreseeable future, although management continues to review and may elect to change this practice.

The following table summarizes activity for our stock options for the year ended December 31, 2012 (share data in thousands):

	Number of Option Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at beginning of period	2,263	$10.96		
Granted	760	14.33		
Exercised	(215)	4.42		
Cancelled/expired/forfeited	(80)	16.90		
Outstanding at end of period[1]	2,728	$12.24	4.2 Years	$5.4
Exercisable at end of period	1,581	$ 9.19	1.9 Years	$5.4

(1) *Of the remaining shares subject to outstanding options, we expect approximately 1.1 million shares to vest at a weighted-average exercise price of $16.45.*

The aggregate intrinsic value included in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2012. The intrinsic value is calculated as the total number of option shares multiplied by the excess of the closing price of our common stock on the last trading day over the exercise price of the options. This amount changes based on the fair market value of our common stock.

During the years ended December 31, 2012, 2011 and 2010, the total intrinsic value of stock options exercised was $1.9 million, $8.4 million, and $4.0 million, respectively. We recorded cash received in the years ended December 31, 2012, 2011 and 2010 from the exercise of these stock options totaling $1.4 million, $4.8 million and $5.4 million, respectively. The weighted-average fair value of the stock options granted in the years ended December 31, 2012, 2011 and 2010 was $6.93, $9.53 and $25.39, respectively. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $3.6 million, $3.2 million and $1.6 million, respectively.

There were no tax benefits realized related to stock options exercised during the years ended December 31, 2012 and 2011. There were $0.8 million of actual tax benefits realized related to the stock options exercised during the year ended December 31, 2010.

Restricted Stock Awards and Units

Nonvested restricted stock awards and changes during the year ended December 31, 2012 were as follows (share data in thousands):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of period	1,038	$13.02
Granted	764	13.16
Vested	(811)	11.00
Cancelled/forfeited	(73)	14.99
Nonvested at end of period	918	$14.80

There were no tax benefits realized related to restricted stock and restricted stock units lapsed during the years ended December 31, 2012 and 2011. The actual tax benefit realized related to the restricted stock and restricted stock units lapsed during the year ended December 31, 2010 was $1.6 million.

Performance Shares

Nonvested performance share awards and changes during the year ended December 31, 2012 were as follows (share data in thousands):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of period	188	$41.96
Granted	371	22.92
Vested	—	—
Cancelled/forfeited	(31)	32.58
Nonvested at end of period	528	$29.19

NOTE 9—INCOME TAXES

The provision for income taxes consisted of:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Other than U.S.:			
Current	$125,402	$85,474	$39,352
Deferred	3,802	1,650	1,830
Total provision for income taxes	$129,204	$87,124	$41,182

The geographic sources of income before income taxes are as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
U.S.	$(82,035)	$(187,426)	$(132,673)
Other than U.S.	425,165	438,717	436,467
Income before provision for income taxes	$343,130	$ 251,291	$ 303,794

The following is a reconciliation of the Panama statutory federal tax rate to the consolidated effective tax rate:

	Year Ended December 31,		
	2012	2011	2010
Panama federal statutory rate	25.0%	25.0%	27.5%
Non-Panama operations	(5.2)	(24.7)	(32.8)
Effect of change in tax rates	0.0	0.3	12.0
Valuation allowance for deferred tax assets	14.2	30.7	2.9
Audit settlements and reserves	2.9	0.7	2.8
Other	0.8	2.7	1.2
Effective tax rate attributable to continuing operations	37.7%	34.7%	13.6%

Effective January 1, 2011 the Panama tax rate was reduced to 25%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as operating loss and tax credit carryforwards.

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2012	December 31, 2011
	(In thousands)	
Deferred tax assets:		
Pension liability	$ 5,779	$ 4,030
Accrued liabilities for incentive compensation	13,630	8,762
Net operating loss carryforward	172,073	128,654
State tax credits and net operating loss carryforward	23,231	18,888
Long-term contracts	10,791	31,857
Other	8,606	5,316
Total deferred tax assets	234,110	197,507
Valuation allowance for deferred tax assets	(208,061)	(160,266)
Deferred tax assets	$ 26,049	$ 37,241
Deferred tax liabilities:		
Property, plant and equipment	$ 14,072	$ 14,223
Prepaid drydock	6,633	8,018
Investments in joint ventures and affiliated companies	8,988	14,810
Unrealized exchange gains and other	3,424	3,410
Total deferred tax liabilities	$ 33,117	$ 40,461
Net deferred tax liability	$ (7,068)	$ (3,220)

	December 31, 2012	December 31, 2011
	(In thousands)	
Deferred tax assets and liabilities in the accompanying consolidated balance sheets include:		
Current deferred tax assets	$ 9,765	$ 11,931
Noncurrent deferred tax assets	$ 4,180	$ 6,227
Total	$ 13,945	$ 18,158
Current deferred tax liabilities	$ 10,758	$ 13,187
Noncurrent deferred tax liabilities	10,255	8,191
Total	$ 21,013	$ 21,378
Net deferred tax liability	$ (7,068)	$ (3,220)

At December 31, 2012, we had a valuation allowance of $208.1 million for deferred tax assets that we expect cannot be realized through carrybacks, future reversals of existing taxable temporary differences or based on our estimate of future taxable income. We believe that our remaining deferred tax assets will more likely than not be realized through carrybacks, future reversals of existing taxable temporary differences and future taxable income. Any changes to our estimated valuation allowance could be material to our consolidated financial statements.

We have foreign net operating loss carryforwards of $277.8 million available to offset future taxable income in foreign jurisdictions. Of the foreign net operating loss carryforwards, $12.4 million is scheduled to expire in years 2013 to 2015. The foreign net operating losses have a valuation allowance of $67.1 million against the related deferred taxes. We have U.S. federal net operating loss carryforwards of approximately $316.0 million, which includes $16.2 million for which the benefit will be recorded in APIC when realized, and carry an $104.9 million valuation allowance against the related deferred taxes. The U.S. federal net operating loss carryforwards are scheduled to expire in years 2023 to 2032. We have state net operating losses of $446.8 million available to offset future taxable income in states where we operate. The state net operating loss carryforwards begin to expire in 2013. We are carrying a valuation allowance of $23.2 million against the deferred tax asset related to the state loss carryforwards. We also have an approximate $12.9 million valuation allowance against other deferred tax assets.

We have provided $10.7 million of taxes on earnings we intend to remit. All other earnings are considered permanently reinvested. We would be subject to withholding taxes if we were to distribute these permanently reinvested earnings from our U.S. subsidiaries and certain foreign subsidiaries. At December 31, 2012, the undistributed earnings of these subsidiaries were $213.7 million. Unrecognized deferred income tax liabilities, including withholding taxes, of approximately $3.9 million would be payable upon distribution of these earnings.

We conduct business globally and, as a result, we or one or more of our subsidiaries file income tax returns in a number of jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Indonesia, Singapore, Saudi Arabia, Kuwait, India, Qatar, Azerbaijan and the United States. With few exceptions, we are no longer subject to tax examinations for years prior to 2008. U.S. state income tax returns are generally subject to examination for a period of three to five years after filing the respective returns. We do not have any U.S. state returns under examination for years prior to 2008.

A reconciliation of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Balance at beginning of period	$31,664	$26,412	$ 59,113
Increases based on tax positions taken in the current year	10,830	8,197	3,511
Increases based on tax positions taken in prior years	158	2,590	920
Decreases based on tax positions taken in prior years	(1,465)	(473)	(875)
Unrecognized tax benefits transferred to discontinued operations	—	—	(35,920)
Decreases due to settlements with tax authorities	—	(2,697)	(95)
Decreases due to lapse of applicable statute of limitation	(671)	(2,365)	(242)
Balance at end of period	$40,516	$31,664	$ 26,412

The entire balance of unrecognized tax benefits at December 31, 2012 would reduce our effective tax rate if recognized.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2012, we recorded liabilities of approximately $15.3 million for the payment of tax-related interest and penalties. At December 31, 2011 and 2010, we had recorded liabilities of approximately $15.3 million and $16.4 million, respectively, for the payment of tax-related interest and penalties.

NOTE 10—EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income attributable to McDermott International, Inc. by the weighted average number of common shares outstanding during the period. Diluted earnings per share equals net income attributable to McDermott International, Inc. divided by the weighted average common shares outstanding adjusted for the dilutive effect of our stock–based awards.

The diluted earnings per share calculation excludes 1.8 million, 0.5 million and 0.2 million shares underlying outstanding stock-based awards for the years ended December 31, 2012, 2011 and 2010, respectively, as they were antidilutive.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except shares and per share amounts)		
Income from continuing operations less noncontrolling interest	$ 203,156	$ 151,542	$ 236,566
Income (loss) from discontinued operations, net of tax	3,497	(12,812)	(34,900)
Net income attributable to McDermott International, Inc.	$ 206,653	$ 138,730	$ 201,666
Weighted average common shares (basic)	235,638,422	234,598,901	232,173,362
Effect of dilutive securities:			
Stock options, restricted stock and performance shares	1,981,266	2,441,606	3,448,667
Adjusted weighted average common shares (diluted)	237,619,688	237,040,507	235,622,029
Basic earnings per common share:			
Income from continuing operations less noncontrolling interest	0.86	0.65	1.02
Income (loss) from discontinued operations, net of tax	0.01	(0.05)	(0.15)
Net income attributable to McDermott International, Inc.	0.88	0.59	0.87
Diluted earnings per common share:			
Income from continuing operations less noncontrolling interest	0.86	0.64	1.00
Income (loss) from discontinued operations, net of tax	0.01	(0.05)	(0.15)
Net income attributable to McDermott International, Inc.	0.87	0.59	0.85

NOTE 11—SEGMENT REPORTING

We report our financial results under a geographic-based reporting structure, which coincides with how our financial information is reviewed and evaluated on a regular basis by our chief operating decision maker. We operate in four primary operating segments, which consist of Asia Pacific, Atlantic, Caspian and the Middle East. The Caspian and Middle East operating segments are aggregated into the Middle East reporting segment due to the proximity of regions and similarities in the nature of services provided, economic characteristics and oversight responsibilities. Accordingly, we have three reporting segments consisting of Asia Pacific, Atlantic and the Middle East. We also report certain corporate and other non-operating activities under the heading "Corporate and Other." Corporate and Other primarily reflects corporate personnel and activities, incentive compensation programs and other costs, which are generally fully allocated to our operating segments.

We account for intersegment sales at prices that we generally establish by reference to similar transactions with unaffiliated customers. Reporting segments are measured based on operating income, which is defined as revenues reduced by total costs and expenses and equity in loss of unconsolidated affiliates.

1. Information about Operations:

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Asia Pacific	$1,575,682	$1,898,033	$ 870,410
Atlantic	474,061	267,019	183,001
Middle East	1,591,881	1,280,058	1,350,332
Total revenues[1]	$3,641,624	$3,445,110	$2,403,743
Operating income:			
Asia Pacific	$ 242,148	$ 202,969	$ 88,012
Atlantic	(66,883)	(174,152)	(89,692)
Middle East	144,062	221,906	316,585
Total operating income	$ 319,327	$ 250,723	$ 314,905
Capital expenditures:			
Asia Pacific	$ 219,920	$ 86,081	$ 25,345
Atlantic	32,699	147,062	100,673
Middle East	29,736	35,762	47,851
Corporate and Other	3,955	13,716	12,993
Total capital expenditures	$ 286,310	$ 282,621	$ 186,862
Depreciation and amortization:			
Asia Pacific	$ 23,797	$ 25,698	$ 19,002
Atlantic	24,589	15,348	17,681
Middle East	31,119	28,740	24,357
Corporate and Other	6,935	12,605	15,412
Total depreciation and amortization	$ 86,440	$ 82,391	$ 76,452
Drydock amortization:			
Asia Pacific	$ 9,487	$ 10,831	$ 10,728
Atlantic	13,569	11,165	12,968
Middle East	2,489	2,571	2,509
Total drydock amortization	$ 25,545	$ 24,567	$ 26,205

(1) Intercompany transactions were not significant for the years ended December 31, 2012 and 2011. For the year ended December 31, 2010, intercompany transactions of $20,129 in our Atlantic segment were eliminated at the consolidated level.

2. Information about our most significant Customers

Our customers, which significantly impacted our segments during the years ended December 31, 2012, 2011 and 2010 were as follows:

	% of Consolidated Revenues	Reportable Segment
Year Ended December 31, 2012:		
Exxon Mobil Corporation	24%	Asia Pacific
Saudi Aramco	22%	Middle East
BHP Billiton Petroleum Pty Ltd.	10%	Asia Pacific
Year Ended December 31, 2011:		
Exxon Mobil Corporation	36%	Asia Pacific
Saudi Aramco	24%	Middle East
Chevron Corporation	10%	Asia Pacific
Year Ended December 31, 2010:		
Saudi Aramco	40%	Middle East
Chevron Corporation	15%	Asia Pacific
Exxon Mobil Corporation	10%	Asia Pacific

3. Information about our Service Lines and Operations in Different Geographic Areas:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Service line revenues:			
Offshore Operations	$1,885,143	$1,907,512	$ 883,559
Fabrication Operations	487,215	446,426	412,048
Project Services and Engineering Operations	337,774	343,357	255,298
Procurement Activities	931,492	747,815	852,838
	$3,641,624	$3,445,110	$2,403,743
Geographic revenues:			
Australia	$1,485,503	$1,398,868	$ 373,864
Saudi Arabia	1,057,930	955,929	966,504
Azerbaijan	268,419	5,022	4,899
United Arab Emirates	156,395	139,400	13,613
Equatorial Guinea	146,912	80,196	—
United States	119,785	57,472	108,377
India	98,305	94,503	3,868
Brazil	87,597	53,263	57,128
Malaysia	67,553	2,876	52,705
Trinidad	63,367	24,863	18,382
Vietnam	11,771	127,954	43,528
Qatar	9,910	83,028	352,508
Thailand	7,580	261,040	351,275
Other Countries	60,597	160,696	57,092
	$3,641,624	$3,445,110	$2,403,743

4. Information about our Segment Assets and Property, Plant and Equipment by Country:

	December 31,		
	2012	2011	2010
		(In thousands)	
Segment assets:			
Asia Pacific	$1,402,923	$ 934,134	$ 564,403
Atlantic	536,734	419,258	265,607
Middle East	1,006,284	1,065,478	1,302,398
Corporate and Other	387,686	515,176	378,969
Total continuing operations	3,333,627	2,934,046	2,511,377
Total assets attributable to discontinued operations	—	58,768	87,311
Total assets	$3,333,627	$2,992,814	$2,598,688
Property, plant and equipment, net(2):			
Singapore	$ 324,106	$ 139,258	
Australia	212,955	63,065	
United States	201,815	69,552	
Indonesia	144,322	144,274	
United Arab Emirates	110,292	322,233	
Saudi Arabia	102,334	131,637	
Mexico	61,390	65,039	
Brazil	52,955	58,780	
Spain	15,159	89,539	
Other Countries	56,463	18,488	
Total property, plant and equipment, net	$1,281,791	$1,101,865	

(2) Our marine vessels are included in the country in which they were located as of year-end.

5. Information about our Unconsolidated Affiliates:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Equity in loss of unconsolidated affiliates:			
Asia Pacific	$(10,123)	$ (4,432)	$(1,663)
Atlantic	(6,016)	(23)	(5,408)
Corporate and Other	(580)	(530)	(523)
Total Equity in loss of unconsolidated affiliates	$(16,719)	$ (4,985)	$(7,594)
Investments in unconsolidated affiliates:			
Asia Pacific	$ 31,377	$37,855	
Atlantic	3,909	1,804	
Corporate and Other	2,149	3,000	
Total Investments in unconsolidated affiliates	$ 37,435	$42,659	

Our consolidated balance sheets include accounts receivables attributable to our unconsolidated affiliates of approximately $15.2 million and $6.1 million as of December 31, 2012 and 2011, respectively.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Investigations and Litigation

On or about August 23, 2004, a declaratory judgment action entitled *Certain Underwriters at Lloyd's London, et al. v. J. Ray McDermott, Inc. et al.*, was filed by certain underwriters at Lloyd's, London and

Threadneedle Insurance Company Limited (the "London Insurers"), in the 23rd Judicial District Court, Assumption Parish, Louisiana, against MII, J. Ray McDermott, Inc. ("JRMI") and two insurer defendants, Travelers and INA, seeking a declaration that the London Insurers have no obligation to indemnify MII and JRMI for certain bodily injury claims, including claims for asbestos and welding rod fume personal injury which have been filed by claimants in various state courts. Additionally, Travelers filed a cross-claim requesting a declaration of non-coverage in approximately 20 underlying matters. This proceeding was stayed by the Court on January 3, 2005. We do not believe an adverse judgment or material losses in this matter are probable, and, accordingly, we have not accrued any amounts relating to this contingency. Although there is a possibility of an adverse judgment, the amount or potential range of loss is not estimable at this time. The insurer-plaintiffs in this matter commenced this proceeding in a purported attempt to obtain a determination of insurance coverage obligations for occupational exposure and/or environmental matters for which we have given notice that we could potentially seek coverage. Because estimating losses would require, for every matter, known and unknown, on a case by case basis, anticipating what impact on coverage a judgment would have and a determination of an otherwise expected insured value, damages cannot be reasonably estimated.

On December 16, 2005, a proceeding entitled *Antoine, et al. vs. J. Ray McDermott, Inc., et al.("Antoine Suit")*, was filed in the 24th Judicial District Court, Jefferson Parish, Louisiana, by approximately 88 plaintiffs against approximately 215 defendants, including our subsidiaries formerly known as JRMI and Delta Hudson Engineering Corporation ("DHEC"), generally alleging injuries for exposure to asbestos, and unspecified chemicals, metals and noise while the plaintiffs were allegedly employed as Jones Act seamen. This case was dismissed by the Court on January 10, 2007, without prejudice to plaintiffs' rights to refile their claims. On January 29, 2007, 21 plaintiffs from the dismissed *Antoine Suit* filed a matter entitled *Boudreaux, et al. v. McDermott, Inc., et al.* (the "Boudreaux Suit"), in the United States District Court for the Southern District of Texas, against JRMI and our subsidiary formerly known as McDermott Incorporated, and approximately 30 other employer defendants, alleging Jones Act seaman status and generally alleging exposure to welding fumes, solvents, dyes, industrial paints and noise. The Boudreaux Suit was transferred to the United States District Court for the Eastern District of Louisiana on May 2, 2007, which entered an order in September 2007 staying the matter until further order of the Court due to the bankruptcy filing of one of the co-defendants. Additionally, on January 29, 2007, another 43 plaintiffs from the dismissed *Antoine Suit* filed a matter entitled *Antoine, et al. v. McDermott, Inc., et al.* (the "New Antoine Suit"), in the 164th Judicial District Court for Harris County, Texas, against JRMI, our subsidiary formerly known as McDermott Incorporated and approximately 65 other employer defendants and 42 maritime products defendants, alleging Jones Act seaman status and generally alleging personal injuries for exposure to asbestos and noise. On April 27, 2007, the District Court entered an order staying all activity and deadlines in the New Antoine Suit, other than service of process and answer/appearance dates, until further order of the Court. The New Antoine Suit plaintiffs filed a motion to lift the stay on February 20, 2009, which is pending before the Texas District Court. The plaintiffs seek monetary damages in an unspecified amount in both the Boudreaux Suit and New Antoine Suit cases and attorneys' fees in the New Antoine Suit. We cannot reasonably estimate the extent of a potential judgment against us, if any, and we intend to vigorously defend these suits.

Additionally, due to the nature of our business, we and our affiliates are, from time to time, involved in litigation or subject to disputes or claims related to our business activities, including, among other things:

- performance—or warranty-related matters under our customer and supplier contracts and other business arrangements; and
- workers' compensation claims, Jones Act claims, occupational hazard claims, including asbestos-exposure claims, premises liability claims and other claims.

Based upon our prior experience, we do not expect that any of these other litigation proceedings, disputes and claims will have a material adverse effect on our consolidated financial condition, results of operations or cash flows; however, because of the inherent uncertainty of litigation and, in some cases, the availability and amount of potentially applicable insurance, we can provide no assurance that the resolution of any particular claim or proceeding to which we are a party will not have a material effect on our consolidated financial condition, results of operations or cash flows for the fiscal period in which that resolution occurs.

Environmental Matters

We have been identified as a potentially responsible party at various cleanup sites under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). CERCLA and other environmental laws can impose liability for the entire cost of cleanup on any of the potentially responsible parties, regardless of fault or the lawfulness of the original conduct. Generally, however, where there are multiple responsible parties, a final allocation of costs is made based on the amount and type of wastes disposed of by each party and the number of financially viable parties, although this may not be the case with respect to any particular site. We have not been determined to be a major contributor of wastes to any of these sites. On the basis of our relative contribution of waste to each site, we expect our share of the ultimate liability for the various sites will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows in any given year.

At December 31, 2012 and 2011, we had total environmental reserves of $0.6 million and $1.3 million, respectively, which were included in current liabilities. Inherent in the estimates of those reserves and recoveries are our expectations regarding the levels of contamination, remediation costs and recoverability from other parties, which may vary significantly as remediation activities progress. Accordingly, changes in estimates could result in material adjustments to our operating results, and the ultimate loss may differ materially from the amounts we have provided for in our consolidated financial statements.

During the year ended December 31, 2011, we recovered $2.0 million of environmental reserves associated with the April 2006 sale of our former Mexican subsidiary, Talleres Navales del Golfo, S.A. de C.V. ("TNG"). TNG was reported as a discontinued operation in our consolidated financial statements for the year ended December 31, 2006 and, accordingly, the recovery of this reserve is included in income from discontinued operations, net of tax, for the year ended December 31, 2011.

Contracts Containing Liquidated Damages Provisions

Some of our contracts contain provisions that require us to pay liquidated damages if we are responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a claim under these provisions. These contracts define the conditions under which our customers may make claims against us for liquidated damages. In many cases in which we have historically had potential exposure for liquidated damages, such damages ultimately were not asserted by our customers. As of December 31, 2012, it is possible that we may incur liabilities for liquidated damages aggregating approximately $100.7 million, of which approximately $11.0 million has been recorded in our financial statements, based on our actual or projected failure to meet certain specified contractual milestone dates. The dates for which these potential liquidated damages could arise extend to July 2013. We believe we will be successful in obtaining schedule extensions or other customer-agreed changes that should resolve the potential for additional liquidated damages. Accordingly, we believe that no amounts for these potential liquidated damages in excess of the amounts currently reflected in our financial statements are probable of being paid by us. However, we may not achieve relief on some or all of the issues.

Contractual Obligations

At December 31, 2012, we had outstanding obligations, related to our new vessel construction contracts on the *LV 108* and *DLV 2000* of approximately $413.0 million, with approximately $146.0 million, $206.0, and $61.0 million due in the years 2013, 2014, and 2015, respectively.

Operating Leases

Future minimum payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at December 31, 2012 are as follows (in thousands):

Fiscal Year Ending December 31,	Amount
2013	$ 16,988
2014	$ 15,573
2015	$ 14,674
2016	$ 12,103
2017	$ 9,103
Thereafter	$150,148

Total rental expense for the years ended December 31, 2012, 2011 and 2010 was $60.7 million, $53.9 million and $47.9 million, respectively. These expense amounts include contingent rentals and are net of sublease income, neither of which is material.

NOTE 13—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables set forth selected unaudited quarterly financial information for the years ended December 31, 2012 and 2011:

	Quarter Ended			
	March 31, 2012	June 30, 2012(1)	September 30, 2012(2)	December 31, 2012(3)
	(In thousands, except per share amounts)			
Revenues	$727,678	$889,248	$1,028,745	$995,953
Operating income	$ 80,176	$ 79,382	$ 82,481	$ 77,288
Income from continuing operations, less noncontrolling interest	$ 59,261	$ 52,739	$ 50,612	$ 40,544
Income (loss) from discontinued operations, net of tax	3,497	—	—	—
Net income	$ 62,758	$ 52,739	$ 50,612	$ 40,544

	Per Share Data Quarter Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Basic earnings per common share:				
Income from continuing operations, less noncontrolling interest	0.25	0.22	0.21	0.17
Income (loss) from discontinued operations, net of tax	0.01	—	—	—
Net income	0.27	0.22	0.21	0.17
Diluted earnings per common share:				
Income from continuing operations, less noncontrolling interest	0.25	0.22	0.21	0.17
Income (loss) from discontinued operations, net of tax	0.01	—	—	—
Net income	0.26	0.22	0.21	0.17

(1) Operating income for the quarter ended June 30 2012 was influenced by increased fabrication activities partially offset by lower project close-outs and settlements.
(2) Revenues for the quarter ended September 30, 2012 were influenced by increased marine activity on certain of our Asia Pacific projects.
(3) Operating income for the quarter ended December 31, 2012 was influenced by significant cost savings on marine installation activities on an EPCI project, partially offset by project losses of approximately $52.0 million

recognized across each segment. Income from continuing operations, less non-controlling interests was impacted by an increase in our provision for income taxes and sales, general & administrative expenses, partially offset by an increase in gain (loss) on foreign currency - net.

	Quarter Ended			
	March 31, 2011	June 30, 2011[2]	September 30, 2011[3]	December 31, 2011
	(In thousands, except per share amounts)			
Revenues	$899,240	$849,801	$879,894	$816,175
Operating income	$100,298	$ 83,779	$ 35,216	$ 31,430
Income from continuing operations, less noncontrolling interest	$ 68,758	$ 63,718	$ 9,764	$ 9,302
Income (loss) from discontinued operations, net of tax[1]	1,662	3,610	1,187	(19,271)
Net income	$ 70,420	$ 67,328	$ 10,951	$ (9,969)

	Per Share Data Quarter Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Basic earnings per common share:				
Income from continuing operations, less noncontrolling interest	0.29	0.27	0.04	0.04
Income (loss) from discontinued operations, net of tax	0.01	0.02	0.01	(0.08)
Net income	0.30	0.29	0.05	(0.04)
Diluted earnings per common share:				
Income from continuing operations, less noncontrolling interest	0.29	0.27	0.04	0.04
Income (loss) from discontinued operations, net of tax	0.01	0.02	0.01	(0.08)
Net income	0.30	0.28	0.05	(0.04)

(1) See Note 2 in the notes to the consolidated financial statements for a discussion of discontinued operations and other items.

(2) Operating income for the June 30, 2011 quarter was influenced by a $49.1 million decline in our Middle East segment as a result of reduced marine activity and the substantial completion of several higher margin projects in Saudi Arabia for which the marine activities were ongoing during the 2010 quarter but were complete prior to the 2011 quarter.

(3) Operating income for the September 30, 2011 quarter was influenced by the $75.4 million decline in the Middle East segment. The Middle East decline was primarily driven by reduced fabrication and marine activity levels, lower change orders, project close-outs and settlements on completed contracts. In addition, the September quarter was impacted by approximately $50.0 million of project charges recognized across segments.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief

Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) adopted by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Our disclosure controls and procedures were developed through a process in which our management applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of disclosure controls and procedures is based in part upon various assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and such information is accumulated and communicated to management, including our principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and for our assessment of the effectiveness of internal control over financial reporting.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). This assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on our assessment under the criteria described above, management has concluded that our internal control over financial reporting was effective as of December 31, 2012. Deloitte & Touche LLP has audited our internal control over financial reporting as of December 31, 2012, and their report is included in Item 9A.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of McDermott International, Inc.

We have audited the internal control over financial reporting of McDermott International, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Houston, Texas
February 28, 2013

Item 9B. OTHER INFORMATION

On February 27, 2013, the Compensation Committee (the "Compensation Committee") of the Board of Directors (the "Board") of McDermott took the following actions relating to the compensation of McDermott's chief executive officer, chief financial officer and each other executive officer expected to be listed in the Summary Compensation Table in McDermott's proxy statement for its 2013 Annual Meeting of Stockholders (collectively, the "Named Executive Officers"), which actions were approved by the Board on February 28, 2013. The Named Executive Officers include all persons listed in the Summary Compensation Table in McDermott's proxy statement for its 2012 Annual Meeting of Stockholders.

2013 Annual Base Salary. The Compensation Committee approved annual base salaries for the executive officers of McDermott, effective April 1, 2013. The annual base salaries approved for the Named Executive Officers are included in Exhibit 10.31 to this annual report, which is incorporated by reference into this Item 9B.

2013 Annual Cash Bonus. The Compensation Committee established 2013 annual target award opportunities for participants in McDermott's Executive Incentive Compensation Plan (the "EICP"), including the Named Executive Officers. For the year ending December 31, 2013, the target award opportunities for the Named Executive Officers remained the same as for the year ended December 31, 2012, and are as follows:

Named Executive Officer	Target EICP Award Opportunity (as a percentage of 2013 annual base salary earned)
Stephen M. Johnson	100%
Perry L. Elders	70%
Gary L. Carlson	70%
Liane K. Hinrichs	70%
John T. McCormack	80%

2013 annual bonuses will be earned if financial performance goals established by the Compensation Committee are achieved, (1) subject to adjustment by the Compensation Committee, in its sole discretion, based on the Chief Executive Officer's individual performance, including but not limited to the individual performance objectives established for the Chief Executive Officer by the Compensation Committee, and (2) for the other participants in the EICP, including the remaining Named Executive Officers, subject to adjustment by the Chief Executive Officer based on each participant's individual performance, with any such adjustment to be subject to the approval of the Compensation Committee. The financial performance goals are based on McDermott's consolidated operating income for determining the minimum (25%), target (100%) and maximum (200%) payment a participant would be eligible to earn under the EICP in 2013. The Compensation Committee established the performance goals based on management's internal projections of 2013 operating income. No awards will be paid unless the stated minimum operating income level is achieved, and the Compensation Committee has the discretion to reduce the amount of any payout, even if performance goals have been achieved.

2013 Long-Term Incentive. The Compensation Committee approved the types of grants and form of grant agreements to be used in connection with the 2013 annual grants. The 2013 grants include, for each Named Executive Officer, performance shares, restricted stock units and stock options, in the approximate grant date fair value amounts set forth below. The grants were all made pursuant to our 2009 LTIP. Copies of the general forms of those agreements are included as Exhibits 10.32, 10.33 and 10.34, respectively, to this annual report.

Named Executive Officer	Performance Shares	Restricted Stock Units	Stock Options
Stephen M. Johnson	$2,500,000	$1,250,000	$1,250,000
Perry L. Elders	$ 550,000	$ 275,000	$ 275,000
Gary L. Carlson	$ 375,000	$ 187,500	$ 187,500
Liane K. Hinrichs	$ 550,000	$ 275,000	$ 275,000
John T. McCormack	$ 625,000	$ 312,500	$ 312,500

Additionally, the Compensation Committee approved a retention grant and form of agreement for certain executive officers (including Mr. Carlson and Ms. Hinrichs, each with an approximate grant date fair value of $500,000). These retention grants were made as restricted stock units pursuant to our 2009 LTIP. Similar retention grants of restricted stock units in varying amounts were made to other officers and key employees in September 2012. A copy of the form of the retention restricted stock unit grant agreement is included as Exhibit 10.35 to this annual report.

Perquisite Allowance. The Compensation Committee approved a perquisite allowance for certain of our executive officers, including each of the Named Executive Officers. The perquisite allowance is in the amount of $20,000, is paid in cash that may be used for any purpose determined by the recipient and is in lieu of any reimbursements made by McDermott to those executive officers receiving the perquisite allowance for any individual perquisite, with the exception of any company-required spousal travel for (1) the Chief Executive Officer, and (2) the remaining Named Executive Officers, as approved by the Chief Executive Officer.

Deferred Compensation Plan Company Contribution. The Compensation Committee approved a 2013 company contribution under the Deferred Compensation Plan for certain of our executive officers, including the Named Executive Officers, in an amount of 5% of Compensation (as defined in the Deferred Compensation Plan) received from McDermott during 2012.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to directors and executive officers is incorporated by reference to the material appearing under the headings "Election of Directors," "NEO Profiles," and "Executive Officers," respectively, in the Proxy Statement for our 2013 Annual Meeting of Stockholders. The information required by this item with respect to compliance with Section 16(a) of the Securities and Exchange Act of 1934, as amended, is incorporated by reference to the material appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for our 2013 Annual Meeting of Stockholders. The information required by this item with respect to the Audit Committee and Audit Committee financial experts is incorporated by reference to the material appearing in the "Committee" and "Audit Committee" sections under the heading "Corporate Governance—Board of Directors and Its Committees" in the Proxy Statement for our 2013 Annual Meeting of Stockholders.

We have adopted a Code of Business Conduct for our employees and directors, including, specifically, our chief executive officer, our chief financial officer and our other executive officers. Our code satisfies the requirements for a "code of ethics" within the meaning of SEC rules. A copy of the code is posted on our Web site, www.mcdermott.com/ under "Ethics—Code of Business Conduct."

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the material appearing under the headings "Compensation Discussion and Analysis," "Compensation of Directors," "Compensation of Executive Officers," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Proxy Statement for our 2013 Annual Meeting of Stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to (1) the Equity Compensation Plan Information table appearing in Item 5—"Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in Part II of this report and (2) the material appearing under the headings "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the Proxy Statement for our 2013 Annual Meeting of Stockholders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the material appearing under the headings "Certain Relationships and Related Transactions" and "Corporate Governance—Director Independence" in the Proxy Statement for our 2013 Annual Meeting of Stockholders.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the material appearing under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm for Year Ending December 31, 2013" in the Proxy Statement for our 2013 Annual Meeting of Stockholders.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE

The following documents are filed as part of this annual report or incorporated by reference:

I. CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the Years Ended December 31, 2012, 2011 and 2010
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010
Consolidated Statements of Equity for the Years Ended December 31, 2012, 2011 and 2010
Notes to Consolidated Financial Statements for the Years Ended December 31, 2012, 2011 and 2010

II. CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

Schedule II is filed with this annual report. All other schedules for which provision is made of the applicable regulations of the SEC have been omitted because they are not required under the relevant instructions or because the required information is included in the financial statements or the related footnotes contained in this report.

III. EXHIBITS

Exhibit Number	Description
3.1	McDermott International, Inc.'s Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 1-08430)).
3.2	McDermott International, Inc.'s Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
3.3	Amended and Restated Certificate of Designation of Series D Participating Preferred Stock of McDermott International, Inc. (incorporated by reference to Exhibit 3.3 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 1-08430)).
4.1	Credit Agreement dated as of May 3, 2010, among J. Ray McDermott, S.A., McDermott International, Inc., the lenders and issuers party thereto, and Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Current Report on Form 8-K filed on May 7, 2010 (File No. 1-08430)).
4.2	Pledge and Security Agreement dated as of May 3, 2010, by McDermott International, Inc., J. Ray McDermott, S.A. and certain of their subsidiaries in favor of Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral Agent (incorporated by reference to Exhibit 10.2 to McDermott International, Inc.'s Current Report on Form 8-K filed on May 7, 2010 (File No. 1-08430)).
4.3	New Borrower Joinder Agreement dated as of August 6, 2010, among McDermott International, Inc., J. Ray McDermott, S.A., and Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.3 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).

Exhibit Number	Description
4.4	Amendment No. 1 and Consent, dated as of August 19, 2011, entered into by and among McDermott International, Inc., as borrower, certain of its wholly owned subsidiaries, as guarantors, certain banks and financial institutions executing the signature pages thereto, as lenders and letter of credit issuers, and Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.1 to McDermott International, Inc.'s Current Report on Form 8-K filed August 25, 2011 (File No. 1-08430)).

We and certain of our consolidated subsidiaries are parties to other debt instruments under which the total amount of securities authorized does not exceed 10% of our total consolidated assets. Pursuant to paragraph 4(iii)(A) of Item 601 (b) of Regulation S-K, we agree to furnish a copy of those instruments to the Commission upon its request.

Exhibit Number	Description
10.1*	McDermott International, Inc.'s Amended and Restated 2001 Directors & Officers Long-Term Incentive Plan (incorporated by reference to Appendix B to McDermott International, Inc.'s Proxy Statement on Schedule 14A filed on March 31, 2006 (File No. 1-08430)).
10.2*	Form of 2001 LTIP Stock Option Grant Agreement to Nonemployee Directors (incorporated by reference to Exhibit 10.5 to McDermott International, Inc.'s Current Report on Form 8-K filed on May 18, 2005 (File No. 1-08430)).
10.3*	Form of 2001 LTIP 2009 Deferred Stock Grant Agreement (incorporated by reference to Exhibit 10.24 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-08430)).
10.4*	Form of 2009 LTIP Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.2 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (File No. 1-08430)).
10.5*	2009 McDermott International, Inc. Long-Term Incentive Plan (incorporated by reference to Appendix A to McDermott International, Inc.'s Proxy Statement on Schedule 14A filed on March 27, 2009 (File No. 1-08430)).
10.6*	Form of 2009 LTIP 2010 Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.32 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 1-08430)).
10.7	Assumption and Loss Allocation Agreement dated as of May 18, 2010 by and among ACE American Insurance Company and the Ace Affiliates (as defined therein), McDermott International, Inc. and Babcock & Wilcox Holdings, Inc. (incorporated by reference to Exhibit 10.6 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.8	Novation and Assumption Agreement dated as of May 18, 2010 by and among ACE American Insurance Company and the Ace Affiliates (as defined therein), Creole Insurance Company, Ltd. and Boudin Insurance Company, Ltd. (incorporated by reference to Exhibit 10.7 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.9	Novation and Assumption Agreement dated as of May 18, 2010 by and among McDermott International, Inc., Babcock & Wilcox Holdings, Inc., Boudin Insurance Company, Ltd. and Creole Insurance Company, Ltd. (incorporated by reference to Exhibit 10.8 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).

Exhibit Number	Description
10.10	Tax Sharing Agreement dated as of June 7, 2010 between J. Ray Holdings, Inc. and Babcock & Wilcox Holdings, Inc. (incorporated by reference to Exhibit 10.3 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.11	Employee Matters Agreement, dated as of July 2, 2010, among McDermott International, Inc., McDermott Investments LLC, The Babcock & Wilcox Company and Babcock & Wilcox Investment Company (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Current Report on Form 8-K filed on July 2, 2010 (File No. 1-08430)).
10.12	Amendment to Employee Matters Agreement, dated as of August 3, 2010, among McDermott International, Inc., McDermott Investments, LLC, The Babcock & Wilcox Company and Babcock & Wilcox Investment Company (incorporated by reference to Exhibit 10.2 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.13	Amendment No. 2 to Employee Matters Agreement, dated as of August 10, 2010 among McDermott International, Inc., McDermott Investments, LLC, The Babcock & Wilcox Company and Babcock & Wilcox Investment Company (incorporated by reference to Exhibit 10.3 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-08430)).
10.14*	Form of Change in Control Agreement among McDermott International, Inc., J. Ray McDermott, Inc. and Stephen M. Johnson (incorporated by reference to Exhibit 10.9 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.15*	Form of Change in Control Agreement among McDermott International, Inc., J. Ray McDermott, Inc. and each of Perry L. Elders and certain other officers (incorporated by reference to Exhibit 10.10 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.16*	Form of Change in Control Agreement among McDermott International, Inc., J. Ray McDermott, Inc. and each of Liane K. Hinrichs and John T. Nesser, III (incorporated by reference to Exhibit 10.11 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.17*	McDermott International, Inc. Director and Executive Deferred Compensation Plan, as amended and restated November 8, 2010 (incorporated by reference to Exhibit 10.10 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-08430)).
10.18*	Form of 2009 LTIP Stock Option Grant Agreement for replacement grants in connection with the B&W spin-off (incorporated by reference to Exhibit 10.39 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.19*	Form of 2009 LTIP Restricted Stock Unit Grant Agreement for 2008 performance share replacement grants in connection with the B&W spin-off (incorporated by reference to Exhibit 10.40 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.20*	Form of 2009 LTIP Restricted Stock Unit Grant Agreement for 2009 performance share replacement grants in connection with the B&W spin-off (incorporated by reference to Exhibit 10.41 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.21	Rabbi Trust Agreement by and between McDermott International, Inc. and Mellon Bank, N.A., as amended as of November 18, 2010 (incorporated by reference to Exhibit 10.43 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).

Exhibit Number	Description
10.22*	Form of 2009 LTIP 2011 Total Shareholder Return Performance Share Grant Agreement (incorporated by reference to Exhibit 10.46 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.23*	Form of 2009 LTIP 2011 Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.47 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.24*	Form of 2009 LTIP 2011 Stock Option Grant Agreement (incorporated by reference to Exhibit 10.48 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.25*	McDermott International, Inc. Director and Executive Deferred Compensation Plan, as Amended and Restated November 8, 2011 (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (file No. 1-08430)).
10.26*	Form of 2009 LTIP 2012 Total Shareholder Return Performance Share Grant Agreement (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Current Report on Form 8-K filed on March 6, 2012 (file No. 1-08430))
10.27*	Form of 2009 LTIP 2012 Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.2 to McDermott International , Inc.'s Current Report on 8-K filed on March 6, 2012 (file No. 1-08430)).
10.28*	Form of 2009 LTIP 2012 Stock Option Grant Agreement (incorporated by reference to Exhibit 10.3 to McDermott International, Inc.'s Current Report on Form 8-K filed on March 6, 2012 (file No. 1-08430)).
10.29*	Summary of Named Executive Officer 2012 Salaries and Target EICP Compensation (incorporated by reference to Exhibit 10.4 to McDermott International, Inc.'s Current Report on Form 8-K filed on March 6, 2012 (file No. 1-08430)).
10.30*	Summary of Named Executive Officer Base Salaries as of June 1, 2012 (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Current Report on Form 8-K filed on May 31, 2012 (file No. 1-08430)).
10.31*	Summary of Named Executive Officer 2013 Salaries and Target EICP Compensation.
10.32*	Form of 2009 LTIP March 5, 2013 Performance Share Grant Agreement.
10.33*	Form of 2009 LTIP March 5, 2013 Restricted Stock Unit Grant Agreement.
10.34*	Form of 2009 LTIP March 5, 2013 Stock Option Grant Agreement.
10.35*	Form of 2009 LTIP March 5, 2013 Retention Restricted Stock Unit Grant Agreement.
12.1	Ratio of Earnings to Fixed Charges.
21.1	Significant Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) certification of Chief Financial Officer.
32.1	Section 1350 certification of Chief Executive Officer.
32.2	Section 1350 certification of Chief Financial Officer.

* Management contract or compensatory plan or arrangement.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McDERMOTT INTERNATIONAL, INC.

By: /s/ STEPHEN M. JOHNSON

Stephen M. Johnson
Chairman of the Board, President and Chief Executive Officer

February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the date indicated.

Signature	Title
/s/ STEPHEN M. JOHNSON **Stephen M. Johnson**	Chairman of the Board, President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ PERRY L. ELDERS **Perry L. Elders**	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ JOHN F. BOOKOUT, III **John F. Bookout, III**	Director
/s/ ROGER A. BROWN **Roger A. Brown**	Director
/s/ STEPHEN G. HANKS **Stephen G. Hanks**	Director
/s/ D. BRADLEY MCWILLIAMS **D. Bradley McWilliams**	Director
/s/ WILLIAM H. SCHUMANN, III **William H. Schumann, III**	Director
/s/ MARY L. SHAFER-MALICKI **Mary L. Shafer-Malicki**	Director
/s/ DAVID A. TRICE **David A. Trice**	Director

February 28, 2013

Schedule II

McDERMOTT INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

		Additions		
Description	Balance at Beginning of Period	Charged to Costs and Expenses[1]	Charged to Other Accounts	Balance at End of Period
Valuation Allowance for Deferred Tax Assets[2]				
Year Ended December 31, 2012	$(160,266)	$(48,711)	$ 916	$(208,061)
Year Ended December 31, 2011	$ (95,734)	$(72,502)	$ 7,970	$(160,266)
Year Ended December 31, 2010	$(108,737)	$ (8,155)	$21,158	$ (95,734)

(1) Net of reductions and other adjustments, all of which are charged to costs and expenses.

(2) Amounts charged to other accounts included in other comprehensive loss

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs	Recoveries	Balance at End of Period
Allowance for Doubtful and Disputed Accounts					
Year Ended December 31, 2012	$(24,682)	$ —	$ 2,558	$ 8	$(22,116)
Year Ended December 31, 2011	$(29,561)	$(31,897)	$ 1,757	$35,019	$(24,682)
Year Ended December 31, 2010	$(42,246)	$ (8,108)	$11,231	$ 9,562	$(29,561)

INDEX TO EXHIBITS

3. EXHIBITS

Exhibit Number	Description
3.1	McDermott International, Inc.'s Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 1-08430)).
3.2	McDermott International, Inc.'s Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
3.3	Amended and Restated Certificate of Designation of Series D Participating Preferred Stock of McDermott International, Inc. (incorporated by reference to Exhibit 3.3 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 1-08430)).
4.1	Credit Agreement dated as of May 3, 2010, among J. Ray McDermott, S.A., McDermott International, Inc., the lenders and issuers party thereto, and Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Current Report on Form 8-K filed on May 7, 2010 (File No. 1-08430)).
4.2	Pledge and Security Agreement dated as of May 3, 2010, by McDermott International, Inc., J. Ray McDermott, S.A. and certain of their subsidiaries in favor of Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral Agent (incorporated by reference to Exhibit 10.2 to McDermott International, Inc.'s Current Report on Form 8-K filed on May 7, 2010 (File No. 1-08430)).
4.3	New Borrower Joinder Agreement dated as of August 6, 2010, among McDermott International, Inc., J. Ray McDermott, S.A., and Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.3 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
4.4	Amendment No. 1 and Consent, dated as of August 19, 2011, entered into by and among McDermott International, Inc., as borrower, certain of its wholly owned subsidiaries, as guarantors, certain banks and financial institutions executing the signature pages thereto, as lenders and letter of credit issuers, and Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.1 to McDermott International, Inc.'s Current Report on Form 8-K filed August 25, 2011 (File No. 1-08430)).

We and certain of our consolidated subsidiaries are parties to other debt instruments under which the total amount of securities authorized does not exceed 10% of our total consolidated assets. Pursuant to paragraph 4(iii)(A) of Item 601 (b) of Regulation S-K, we agree to furnish a copy of those instruments to the Commission upon its request.

Exhibit Number	Description
10.1*	McDermott International, Inc.'s Amended and Restated 2001 Directors & Officers Long-Term Incentive Plan (incorporated by reference to Appendix B to McDermott International, Inc.'s Proxy Statement on Schedule 14A filed on March 31, 2006 (File No. 1-08430)).
10.2*	Form of 2001 LTIP Stock Option Grant Agreement to Nonemployee Directors (incorporated by reference to Exhibit 10.5 to McDermott International, Inc.'s Current Report on Form 8-K filed on May 18, 2005 (File No. 1-08430)).

Exhibit Number	Description
10.3*	Form of 2001 LTIP 2009 Deferred Stock Grant Agreement (incorporated by reference to Exhibit 10.24 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-08430)).
10.4*	Form of 2009 LTIP Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.2 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (File No. 1-08430)).
10.5*	2009 McDermott International, Inc. Long-Term Incentive Plan (incorporated by reference to Appendix A to McDermott International, Inc.'s Proxy Statement on Schedule 14A filed on March 27, 2009 (File No. 1-08430)).
10.6*	Form of 2009 LTIP 2010 Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.32 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 1-08430)).
10.7	Assumption and Loss Allocation Agreement dated as of May 18, 2010 by and among ACE American Insurance Company and the Ace Affiliates (as defined therein), McDermott International, Inc. and Babcock & Wilcox Holdings, Inc. (incorporated by reference to Exhibit 10.6 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.8	Novation and Assumption Agreement dated as of May 18, 2010 by and among ACE American Insurance Company and the Ace Affiliates (as defined therein), Creole Insurance Company, Ltd. and Boudin Insurance Company, Ltd. (incorporated by reference to Exhibit 10.7 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.9	Novation and Assumption Agreement dated as of May 18, 2010 by and among McDermott International, Inc., Babcock & Wilcox Holdings, Inc., Boudin Insurance Company, Ltd. and Creole Insurance Company, Ltd. (incorporated by reference to Exhibit 10.8 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.10	Tax Sharing Agreement dated as of June 7, 2010 between J. Ray Holdings, Inc. and Babcock & Wilcox Holdings, Inc. (incorporated by reference to Exhibit 10.3 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.11	Employee Matters Agreement, dated as of July 2, 2010, among McDermott International, Inc., McDermott Investments LLC, The Babcock & Wilcox Company and Babcock & Wilcox Investment Company (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Current Report on Form 8-K filed on July 2, 2010 (File No. 1-08430)).
10.12	Amendment to Employee Matters Agreement, dated as of August 3, 2010, among McDermott International, Inc., McDermott Investments, LLC, The Babcock & Wilcox Company and Babcock & Wilcox Investment Company (incorporated by reference to Exhibit 10.2 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.13	Amendment No. 2 to Employee Matters Agreement, dated as of August 10, 2010 among McDermott International, Inc., McDermott Investments, LLC, The Babcock & Wilcox Company and Babcock & Wilcox Investment Company (incorporated by reference to Exhibit 10.3 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-08430)).
10.14*	Form of Change in Control Agreement among McDermott International, Inc., J. Ray McDermott, Inc. and Stephen M. Johnson (incorporated by reference to Exhibit 10.9 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).

Exhibit Number	Description
10.15*	Form of Change in Control Agreement among McDermott International, Inc., J. Ray McDermott, Inc. and each of Perry L. Elders and certain other officers (incorporated by reference to Exhibit 10.10 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.16*	Form of Change in Control Agreement among McDermott International, Inc., J. Ray McDermott, Inc. and each of Liane K. Hinrichs and John T. Nesser, III (incorporated by reference to Exhibit 10.11 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-08430)).
10.17*	McDermott International, Inc. Director and Executive Deferred Compensation Plan, as amended and restated November 8, 2010 (incorporated by reference to Exhibit 10.10 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-08430)).
10.18*	Form of 2009 LTIP Stock Option Grant Agreement for replacement grants in connection with the B&W spin-off (incorporated by reference to Exhibit 10.39 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.19*	Form of 2009 LTIP Restricted Stock Unit Grant Agreement for 2008 performance share replacement grants in connection with the B&W spin-off (incorporated by reference to Exhibit 10.40 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.20*	Form of 2009 LTIP Restricted Stock Unit Grant Agreement for 2009 performance share replacement grants in connection with the B&W spin-off (incorporated by reference to Exhibit 10.41 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.21	Rabbi Trust Agreement by and between McDermott International, Inc. and Mellon Bank, N.A., as amended as of November 18, 2010 (incorporated by reference to Exhibit 10.43 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.22*	Form of 2009 LTIP 2011 Total Shareholder Return Performance Share Grant Agreement (incorporated by reference to Exhibit 10.46 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.23*	Form of 2009 LTIP 2011 Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.47 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.24*	Form of 2009 LTIP 2011 Stock Option Grant Agreement (incorporated by reference to Exhibit 10.48 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (file No. 1-08430)).
10.25*	McDermott International, Inc. Director and Executive Deferred Compensation Plan, as Amended and Restated November 8, 2011 (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (file No. 1-08430)).
10.26*	Form of 2009 LTIP 2012 Total Shareholder Return Performance Share Grant Agreement (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Current Report on Form 8-K filed on March 6, 2012 (file No. 1-08430))
10.27*	Form of 2009 LTIP 2012 Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.2 to McDermott International , Inc.'s Current Report on 8-K filed on March 6, 2012 (file No. 1-08430)).

Exhibit Number	Description
10.28*	Form of 2009 LTIP 2012 Stock Option Grant Agreement (incorporated by reference to Exhibit 10.3 to McDermott International, Inc.'s Current Report on Form 8-K filed on March 6, 2012 (file No. 1-08430)).
10.29*	Summary of Named Executive Officer 2012 Salaries and Target EICP Compensation (incorporated by reference to Exhibit 10.4 to McDermott International, Inc.'s Current Report on Form 8-K filed on March 6, 2012 (file No. 1-08430)).
10.30*	Summary of Named Executive Officer Base Salaries as of June 1, 2012 (incorporated by reference to Exhibit 10.1 to McDermott International, Inc.'s Current Report on Form 8-K filed on May 31, 2012 (file No. 1-08430)).
10.31*	Summary of Named Executive Officer 2013 Salaries and Target EICP Compensation.
10.32*	Form of 2009 LTIP March 5, 2013 Performance Share Grant Agreement.
10.33*	Form of 2009 LTIP March 5, 2013 Restricted Stock Unit Grant Agreement.
10.34*	Form of 2009 LTIP March 5, 2013 Stock Option Grant Agreement.
10.35*	Form of 2009 LTIP March 5, 2013 Retention Restricted Stock Unit Grant Agreement.
12.1	Ratio of Earnings to Fixed Charges.
21.1	Significant Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) certification of Chief Financial Officer.
32.1	Section 1350 certification of Chief Executive Officer.
32.2	Section 1350 certification of Chief Financial Officer.

* Management contract or compensatory plan or arrangement.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 10.31

McDERMOTT INTERNATIONAL, INC.

Summary of Named Executive Officer 2013 Base Salary and Target EICP Compensation

Named Executive Officer	Base Salary	Target EICP Award (as a % of 2013 base salary earned)
Stephen M. Johnson Chairman, President and Chief Executive Officer	$985,000	100%
Perry L. Elders Senior Vice President and Chief Financial Officer	$515,000	70%
Gary L. Carlson Senior Vice President and Chief Administration Officer	$400,000	70%
Liane K. Hinrichs Senior Vice President, General Counsel and Corporate Secretary	$477,750	70%
John T. McCormack Executive Vice President, Chief Operating Officer	$576,800	80%

Exhibit 10.32

March 5, 2013 Performance Share Grant Agreement

2009 McDermott International, Inc. Long-Term Incentive Plan

On February 27, 2013, the Compensation Committee of the Board of Directors (the "Committee") of McDermott International, Inc. ("McDermott" or the "Company") selected you to receive a grant of performance shares ("Performance Shares") under the 2009 McDermott International, Inc. Long-Term Incentive Plan (the "Plan") on March 5, 2013 (the "Date of Grant"). The provisions of the Plan are incorporated herein by reference.

Any reference or definition contained in this Performance Share Grant Agreement (this "Agreement") shall, except as otherwise specified, be construed in accordance with the terms and conditions of the Plan and all determinations and interpretations made by the Committee with regard to any question arising hereunder or under the Plan shall be binding and conclusive on you and your beneficiaries, estate or personal representatives. The term "Company," as used in this Agreement with reference to employment or service, shall include subsidiaries of McDermott. Whenever the words "you" or "your" are used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to any beneficiary, estate, or personal representative to whom any rights under this Agreement may be transferred by will or by the laws of descent and distribution, they shall be deemed to include any such person or estate. This Agreement shall be subject to the Company's Clawback Policy, which is attached hereto as Exhibit A and is incorporated herein by reference.

Performance Shares

Grant of Performance Shares. You have been awarded an initial grant of Performance Shares (the "Initial Performance Shares") shown on the Notice of Grant dated March 5, 2013, which is incorporated herein by reference. This grant represents a right to receive shares of common stock of the Company, calculated as described below, provided the applicable performance measures and vesting requirements set forth in this Agreement have been satisfied. No shares of common stock are awarded or issued to you on the Date of Grant.

Vesting Requirements. Except as provided below, the Initial Performance Shares do not provide you with any rights or interest therein until they become vested, if at all, on the third anniversary of the Date of Grant (the "Vesting Date"), provided you are then still employed by the Company.

- *Reduction in Force*. In the event you terminate employment prior to the third anniversary of the Date of Grant due to a "Reduction in Force," then: 33% of the Initial Performance Shares will continue to vest, provided your termination date is on or after the first anniversary of the Date of Grant; and 66% of the Initial Performance Shares will continue to vest, provided your termination date is on or after the second anniversary of the Date of Grant. The number of Performance Shares that will vest pursuant to the preceding sentence will be determined by multiplying (a) the applicable percentage from the preceding sentence by (b) the total number of Performance Shares that would have vested, if any, based on actual performance had you remained employed with the Company until the third anniversary of the Date of Grant, as determined in accordance with the schedules set forth under "Earned Award" below.

For this purpose, the term "Reduction in Force" means an involuntary termination of employment with the Company due to elimination of a previously required position or previously required services, or due to the consolidation of departments, abandonment of facilities or offices, technological change or declining business activities, where such termination is intended to be permanent; or under other circumstances which the Committee, in accordance with standards uniformly applied with respect to all similarly situated employees, designates as a reduction in force.

- *Death or Disability*. 100% of the Initial Performance Shares shall vest on the third anniversary of the Date of Grant in the event of the prior occurrence of either (1) the termination of your employment with the Company due to death or (2) your disability (as defined in the Plan), in each case subject to achievement of the applicable performance measures for vesting. The number of Performance Shares that will vest pursuant to the preceding sentence will be the total number of Performance Shares that would have vested, if any, based on actual performance had you remained employed with the Company until the third anniversary of the Date of Grant, as determined in accordance with the schedules set forth under "Earned Award" below.
- *Change in Control*. If a Change in Control (as defined in the Plan) of the Company occurs, the number of Performance Shares that shall immediately vest on the date such Change in Control occurs shall be the greater of (i) 100% of the Initial Performance Shares or (ii) the vested percentage of Initial Performance Shares determined in accordance with the schedules set forth under "Earned Award" below determined as of the date the Change in Control occurs, with a Vesting Date as of the date such Change in Control occurs. Shares shall be distributed as soon as administratively practicable after the date of the Change in Control, but in any event no later than 30 days following the date of the Change in Control.

Forfeiture of Performance Shares. Except as provided above, Performance Shares which are not vested as of the date of your termination of employment with the Company shall, coincident therewith, terminate and be of no further force or effect.

In the event that, while you are employed by the Company or are performing services for or on behalf of the Company under any consulting agreement, (a) you are convicted of (i) a felony or (ii) a misdemeanor involving fraud, dishonesty or moral turpitude, or (b) you engage in conduct that adversely affects or may reasonably be expected to adversely affect the business reputation or economic interests of the Company, as determined in the sole judgment of the Committee, then all Performance Shares and all rights or benefits awarded to you under this Agreement shall be forfeited, terminated and withdrawn immediately upon (1) notice to the Committee of such conviction pursuant to (a) above or (2) final determination pursuant to (b) above by the Committee. The Committee shall have the right to suspend any and all rights or benefits awarded to you hereunder pending its investigation and final determination with regard to such matters.

Earned Award. Except as otherwise provided above, the number of Performance Shares of your Initial Performance Shares in which you will vest, if any (the "Earned Award"), shall be determined as follows:

- *Return on Invested Capital* ("ROIC"). The Company's ROIC (as determined based on the equation set forth in Schedule A) shall be calculated on a yearly basis over the period beginning on January 1, 2013 and ending on December 31, 2015 (the "Measurement Period"). The average of the Company's yearly ROIC over the Measurement Period shall be used to determine the ROIC Award Percentage, as set forth in the schedule below:

Performance	Average ROIC	ROIC Award Percentage
Superior	≥16%	150%
Target	13%	100%
Threshold	10%	50%
< Threshold	<10%	0%

ROIC Award Percentages between the amounts shown will be calculated by linear interpolation.

- *Total Shareholder Return Modifier* ("TSR Modifier"). The ROIC Award Percentage shall then be adjusted based on the Company's Total Shareholder Return ("TSR") (as determined based on the equation set forth in Schedule A) over the Measurement Period. This adjustment will be accomplished by multiplying the ROIC Award Percentage by the TSR Modifier as set forth in the schedule below, and that amount, when multiplied by the number of your Initial Performance Shares and rounded up or down to the nearest whole number, will result in the Earned Award:

Total Shareholder Return Performance	TSR Modifier
> 15% above Peer Group Average	1.33
Within ±15% of Peer Group Average	1.00
< 15% below Peer Group Average	0.67

Payment of Earned Award. Except as otherwise provided above in the section entitled "Vesting Requirements — Change in Control," you (or your estate or beneficiaries, if applicable) will receive one share of common stock of the Company for each Performance Share that vests. Shares shall be distributed as soon as administratively practicable after the Vesting Date, but in any event no later than 30 days after the applicable Vesting Date or the date a Change in Control occurs.

Taxes

You will realize income in connection with this grant of Performance Shares in accordance with the tax laws of the jurisdictions applicable to you.

By acceptance of this Agreement, you agree that any amount which the Company is required to withhold on your behalf, including state income tax and FICA withholding, in connection with income realized by you under this Agreement will be satisfied by withholding whole shares having an aggregate fair market value as equal in value but not exceeding the amount of such required tax withholding, unless the Committee determines to satisfy the statutory minimum withholding obligation by another method permitted by the Plan.

Regardless of the withholding method referred to above, you are liable to the Company for the amount of income tax which the Company is required to withhold in connection with the income realized by you in connection with this Agreement and you hereby authorize the Company to withhold such amount, in whole or in part, from subsequent salary payments, without further notice to you if the withholding method referred to above is not utilized or does not completely cover such required tax withholding.

Transferability

Performance Shares granted hereunder are non-transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order.

Securities and Exchange Commission Requirements

If you are a Section 16 insider, this type of transaction must be reported on a Form 4. Please be aware that if you intend to reject the grant, you should do so immediately after the Date of Grant to avoid potential Section 16 liability. Please advise Dennis Edge and Kim Wolford immediately by e-mail, fax or telephone if you intend to reject this grant. Absent such notice of rejection, the Company will prepare and file the required Form 4 on your behalf.

If you are currently subject to these requirements, you will have already been advised of your status. If you become a Section 16 insider at some future date, reporting will be required in the same manner noted above.

Other Information

Neither the action of the Company in establishing the Plan, nor any provision of the Plan, nor any action taken by the Company, your employer, the Committee or the Board of Directors under the Plan, nor any provision of this Agreement shall be construed as giving to you the right to be retained in the employ of the Company or any of its subsidiaries or affiliates.

This award is intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), and ambiguous provisions, if any, shall be construed in a manner that is compliant with or exempt from the application of Section 409A, as appropriate.

Schedule A

Return on Invested Capital:

The Company's ROIC, for each applicable year in the Measurement Period, shall be determined by the following equation, inclusive of continuing operations only:

$$\frac{\text{Net Income before Non-controlling Interest Expense}}{\text{Invested Capital}}$$

Where:

- Net Income before Non-controlling Interest Expense (as determined from the audited consolidated financial statements of the Company and its subsidiaries for such year)
- Invested Capital = ((Total Assets – Assets Held For Sale) – Current Liabilities), with such amount being determined as the average of five points in time (beginning of the year and end of each of the four quarters of the year) from the audited or reviewed (in the case of quarterly amounts) consolidated balance sheet of the Company and its subsidiaries as of each applicable date; and
- Invested Capital is adjusted such that:
  - Average Board of Directors approved investments (less amounts capitalized) ("BAUDA") are not included;
  - Available cash at the end of such year above minimum available cash reserved for BAUDA is not included.

Total Shareholder Return:

The Company's TSR means the rate of return (expressed as a percentage) achieved with respect to the common stock of the Company and the common stock of each company in the Peer Group (as set forth in Exhibit B) for the Measurement Period if:

- $100 were invested in the common stock of each such company at the beginning of the Measurement Period based on the average closing price of such common stock for the last twenty (20) consecutive trading days occurring on or before December 31, 2012;
- All dividends declared with respect to a particular common stock during the Measurement Period are reinvested in such common stock as of the payment date for such dividends (using the closing price of such common stock on such payment date); and
- The valuation of such common stock at the end of the Measurement Period is based on the average closing price for the last twenty (20) consecutive trading days occurring on or before the last day of the Measurement Period.

Exhibit A

POLICY & PROCEDURE NO. 1405-003 — EFFECTIVE DATE: 03/01/11

SUBJECT: Clawback Policy

AFFECTS: McDermott International, Inc. and its subsidiaries and affiliated companies (hereinafter referred to as "the Company")

PURPOSE: To comply with the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") or any other "clawback" provision required by law or the New York Stock Exchange.

GENERAL: On July 21, 2010, the Dodd-Frank Act was signed into law, which requires the Securities and Exchange Commission to issue final rules which require issuers to develop and implement a policy providing for the "clawback" of certain compensation. This policy expresses the Company's intent to comply with the Dodd-Frank Act or any other "clawback" provision required by applicable law or regulation.

POLICY: The Company shall seek to recover any incentive-based award granted to any executive officer of the Company as required by the provisions of the Dodd-Frank Act or any other "clawback" provision required by law or the listing standards of the New York Stock Exchange.

The Company may amend this policy at any time as necessary.

Interpretation Contacts for the above policy are the Senior Vice President, Chief Administration Officer and the Senior Vice President, General Counsel and Corporate Secretary.

Exhibit B

Peer Group:

- Baker Hughes Incorporated
- Cal Dive International, Inc.
- Cameron International Corporation
- Chicago Bridge & Iron Company N.V.
- Dresser-Rand Group, Inc.
- Foster Wheeler AG
- FMC Technologies, Inc.
- Halliburton Company
- Helix Energy Solutions Group, Inc.
- Jacobs Engineering Group, Inc.
- KBR, Inc.
- National Oilwell Varco, Inc.
- Noble Corporation
- Oceaneering International, Inc.
- Oil States International, Inc.
- The Shaw Group Inc.
- Tidewater Inc.

Provided that each company included in the Peer Group has had its primary common equity security continuously listed or traded on a national securities exchange throughout the Measurement Period.

Exhibit 10.33

March 5, 2013 Restricted Stock Unit Grant Agreement

2009 McDermott International, Inc. Long-Term Incentive Plan

On February 27, 2013, the Compensation Committee of the Board of Directors (the "Committee") of McDermott International, Inc. ("McDermott" or the "Company") selected you to receive a grant of Restricted Stock Units ("RSUs") under the 2009 McDermott International, Inc. Long-Term Incentive Plan (the "Plan") on March 5, 2013 (the "Date of Grant"). The provisions of the Plan are incorporated herein by reference.

Any reference or definition contained in this RSU Grant Agreement (this "Agreement") shall, except as otherwise specified, be construed in accordance with the terms and conditions of the Plan and all determinations and interpretations made by the Committee with regard to any question arising hereunder or under the Plan shall be binding and conclusive on you and your beneficiaries, estate or personal representatives. The term "Company," as used in this Agreement with reference to employment or service, shall include subsidiaries of McDermott. Whenever the words "you" or "your" are used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to any beneficiary, estate, or personal representative to whom any rights under this Agreement may be transferred by will or by the laws of descent and distribution, they shall be deemed to include any such person or estate. This Agreement shall be subject to the Company's Clawback Policy, which is attached hereto as Exhibit A and is incorporated herein by reference.

Restricted Stock Units

RSU Award. You have been awarded the number of RSUs shown on the Notice of Grant dated March 5, 2013, which is incorporated herein by reference. Each RSU represents a right to receive a share of Company common stock on the Vesting Date (as set forth in the "Vesting Requirements" paragraph below), provided the vesting requirements set forth in this Agreement have been satisfied. No shares of common stock are awarded or issued to you on the Date of Grant.

Vesting Requirements. Subject to the "Forfeiture of RSUs" paragraph below, RSUs do not provide you with any rights or interest therein until they become vested under one or more of the following circumstances (each such date a "Vesting Date"):

- in one-fourth (1/4) increments on the first, second, third and fourth anniversaries of the Date of Grant provided you are still employed with the Company on the applicable anniversary;
- 25% of the then-remaining outstanding RSUs if your employment with the Company is involuntarily terminated by reason of a Reduction in Force on or after the second anniversary and prior to the third anniversary of the Date of Grant;

- 50% of the then-remaining outstanding RSUs if your employment with the Company is involuntarily terminated by reason of a Reduction in Force on or after the third anniversary and prior to the fourth anniversary of the Date of Grant; and
- 100% of the then-remaining outstanding RSUs on the earliest to occur prior to the fourth anniversary of the Date of Grant of: (1) the date of termination of your employment from the Company due to death, (2) your disability (as defined in the Plan), or (3) the date a Change in Control (as defined in the Plan) occurs.

For purposes of this Agreement, a "Reduction in Force" shall mean a termination of employment with the Company due to elimination of a previously required position or previously required services, or due to the consolidation of departments, abandonment of facilities or offices, technological change or declining business activities, where such termination is intended to be permanent; or under other circumstances which the Compensation Committee, in accordance with standards uniformly applied with respect to all similarly situated employees, designates as a reduction in force.

<u>Forfeiture of RSUs</u>. RSUs which are not and do not become vested upon your termination of employment with the Company for any reason shall, coincident therewith, terminate and be of no further force or effect.

In the event that, while you are employed by the Company or are performing services for or on behalf of the Company under any consulting agreement, (a) you are convicted of (i) a felony or (ii) a misdemeanor involving fraud, dishonesty or moral turpitude, or (b) you engage in conduct that adversely affects or may reasonably be expected to adversely affect the business reputation or economic interests of the Company, as determined in the sole judgment of the Committee, then all RSUs and all rights or benefits awarded to you under this Agreement shall be forfeited, terminated and withdrawn immediately upon (1) notice to the Committee of such conviction pursuant to (a) above or (2) final determination pursuant to (b) above by the Committee. The Committee shall have the right to suspend any and all rights or benefits awarded to you hereunder pending its investigation and final determination with regard to such matters.

<u>Payment of RSUs</u>. RSUs shall be paid in shares of Company common stock, which shares shall be distributed as soon as administratively practicable, but in no event later than 30 days, after the applicable Vesting Date.

Taxes

You will realize income in connection with this grant of RSUs in accordance with the tax laws of the jurisdictions applicable to you.

By acceptance of this Agreement, you agree that any amount which the Company is required to withhold on your behalf, including state income tax and FICA withholding, in connection with income realized by you under this Agreement will be satisfied by withholding whole units or shares having an aggregate fair market value as equal in value but not exceeding the amount of such required tax withholding, unless the Committee determines to satisfy the statutory minimum withholding obligation by another method permitted by the Plan.

Regardless of the withholding method referred to above, you are liable to the Company for the amount of income tax which the Company is required to withhold in connection with the income realized by you in connection with this Agreement, and you hereby authorize the Company to withhold such amount, in whole or in part, from subsequent salary payments, without further notice to you, if the withholding method referred to above is not utilized or does not completely cover such required tax withholding.

Transferability

RSUs granted hereunder are non-transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order.

Securities and Exchange Commission Requirements

If you are a Section 16 insider, this type of transaction must be reported on a Form 4 before the end of the second (2nd) business day following the Date of Grant. Please be aware that if you intend to reject the grant, you should do so immediately after the Date of Grant to avoid potential Section 16 liability. Please advise Dennis Edge and Kim Wolford immediately by e-mail, fax or telephone if you intend to reject this grant. Absent such notice of rejection, the Company will prepare and file the required Form 4 on your behalf within the required two (2) business-day deadline.

If you are currently subject to these requirements, you will have already been advised of your status. If you become a Section 16 insider at some future date, reporting will be required in the same manner noted above.

Other Information

Neither the action of the Company in establishing the Plan, nor any provision of the Plan, nor any action taken by the Company, your employer, the Committee or the Board of Directors under the Plan, nor any provision of this Agreement shall be construed as giving to you the right to be retained in the employ of the Company or any of its subsidiaries or affiliates.

This award is intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), and ambiguous provisions, if any, shall be construed in a manner that is compliant with or exempt from the application of Section 409A, as appropriate.

Exhibit A

POLICY & PROCEDURE NO. 1405-003 — EFFECTIVE DATE: 03/01/11

SUBJECT: Clawback Policy

AFFECTS: McDermott International, Inc. and its subsidiaries and affiliated companies (hereinafter referred to as "the Company")

PURPOSE: To comply with the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") or any other "clawback" provision required by law or the New York Stock Exchange.

GENERAL: On July 21, 2010, the Dodd-Frank Act was signed into law, which requires the Securities and Exchange Commission to issue final rules which require issuers to develop and implement a policy providing for the "clawback" of certain compensation. This policy expresses the Company's intent to comply with the Dodd-Frank Act or any other "clawback" provision required by applicable law or regulation.

POLICY: The Company shall seek to recover any incentive-based award granted to any executive officer of the Company as required by the provisions of the Dodd-Frank Act or any other "clawback" provision required by law or the listing standards of the New York Stock Exchange.

The Company may amend this policy at any time as necessary.

Interpretation Contacts for the above policy are the Senior Vice President, Chief Administration Officer and the Senior Vice President, General Counsel and Corporate Secretary.

Exhibit 10.34

March 5, 2013 Stock Option Grant Agreement

2009 McDermott International, Inc. Long-Term Incentive Plan

On February 27, 2013, the Compensation Committee of the Board of Directors (the "Committee") of McDermott International, Inc. ("McDermott" or the "Company") selected you to receive a grant of Non-Qualified Stock Options (the "Option") under the 2009 McDermott International, Inc. Long-Term Incentive Plan (the "Plan") on March 5, 2013 (the "Date of Grant"). The provisions of the Plan are incorporated herein by reference.

Any reference or definition contained in this Stock Option Grant Agreement (this "Agreement") shall, except as otherwise specified, be construed in accordance with the terms and conditions of the Plan and all determinations and interpretations made by the Committee with regard to any question arising hereunder or under the Plan shall be binding and conclusive on you and your beneficiaries, estate or personal representatives. The term "Company," as used in this Agreement with reference to employment or service, shall include subsidiaries of McDermott. Whenever the words "you" or "your" are used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to any beneficiary, estate, or personal representative to whom any rights under this Agreement may be transferred by will or by the laws of descent and distribution, they shall be deemed to include any such person or estate. This Agreement shall be subject to the Company's Clawback Policy, which is attached hereto as Exhibit A and is incorporated herein by reference.

Subject to the provisions of the Plan, the terms and conditions of this grant are as follows:

1. Number and Price of Option. The Company grants to you the option to purchase from the Company at the price of $__ per share up to, but not exceeding in the aggregate, the number of shares of the Company's common stock, as shown on the Notice of Grant dated March 5, 2013, which is incorporated herein by reference, and as explained hereinafter and in the Plan.

2. Option Term. The Option has a term of seven (7) years from the Date of Grant (the "Option Term").

3. Vesting of Option. Subject to the "Forfeiture of Option" paragraph below, the Option does not provide you with any rights or interest therein until it vests and becomes exercisable in one-third (1/3) increments on the first, second and third anniversaries of the Date of Grant. The portion of the Option which is or becomes exercisable at the time of termination of employment with the Company continues to be exercisable until terminated in accordance with Paragraph 6 below.

   Prior to the third anniversary of the Date of Grant, any unvested portion of the Option shall become vested and exercisable on the earliest to occur of: (1) the date of termination of your employment with the Company due to death, (2) your disability (as defined in the Plan) or (3) the date a Change in Control (as defined in the Plan) occurs.

If your employment is terminated prior to the third anniversary of the Date of Grant due to an involuntary termination of employment with the Company due to a Reduction in Force, 25% of the then-unvested portion of the Option will become vested and exercisable provided your termination date is on or after the first anniversary of the Date of Grant, or 50% of the then-unvested portion of the Option will become vested and exercisable provided your termination date is on or after the second anniversary of the Date of Grant. For purposes of this Agreement, a "Reduction in Force" shall mean a termination of employment with the Company due to elimination of a previously required position or previously required services, or due to the consolidation of departments, abandonment of facilities or offices, technological change or declining business activities, where such termination is intended to be permanent; or under other circumstances which the Committee, in accordance with standards uniformly applied with respect to all similarly situated employees, designates as a reduction in force.

4. Forfeiture of Option. Any portion of the Option which is not and does not vest and become exercisable at your termination of employment with the Company for any reason shall, coincident therewith, terminate and be of no further force or effect.

   In the event that, while you are employed by the Company or are performing services for or on behalf of the Company under any consulting agreement, (a) you are convicted of (i) a felony or (ii) a misdemeanor involving fraud, dishonesty or moral turpitude, or (b) you engage in conduct that adversely affects or may reasonably be expected to adversely affect the business reputation or economic interests of the Company, as determined in the sole judgment of the Committee, the then unexercised portion of the Option awarded to you under this Agreement shall terminate and shall have no further force or effect immediately upon (1) notice to the Committee of a conviction pursuant to (a) above or (2) final determination by the Committee pursuant to (b) above. In addition, your right to exercise the Option may be suspended by the Committee during any inquiry regarding any such acts pending a final determination by the Committee.

5. How to Exercise. Charles Schwab & Co., Inc. ("Schwab") currently administers the Company's stock plans and you must exercise your Option with Schwab. You have two ways to exercise your Option through Schwab:

   1. Online – http://equityawardcenter.schwab.com; or
   2. Telephone – 1-800-654-2593.

   Certain restrictions apply if you are a Section 16 insider or are a Person Subject to the Window Period as defined in the Company's Insider Trading Policy (Policy No. 0201-008). The Committee may change Plan administrators or exercise procedures from time to time. You will be notified of such changes, as applicable.

6. Termination of Option. The Option, which shall become exercisable as provided in paragraphs 3 and 4 above, shall terminate and be of no further force or effect as follows:

   (a) If your employment with the Company terminates during the Option Term by reason of a Reduction in Force or disability (as defined in the Plan), the then unexercised portion of the Option shall terminate and have no further force or effect upon the expiration of the Option Term;

   (b) If your employment with the Company terminates during the Option Term by reason of death, the then unexercised portion of the Option shall terminate and have no further force or effect three (3) years after the date of death, or upon the expiration of the Option Term, whichever occurs first;

   (c) If your employment with the Company terminates during the Option Term for any other reason, the then unexercised portion of the Option shall terminate and have no further force or effect upon the expiration of twelve (12) months after your termination of employment or the expiration of the Option Term, whichever occurs first;

   (d) If you continue in the employ of the Company through the Option Term, the then unexercised portion of the Option shall terminate and have no further force or effect upon the expiration of the Option Term.

7. Who Can Exercise. During your lifetime, the Option shall be exercisable only by you. No assignment or transfer of the Option, whether voluntary or involuntary, by operation of law or otherwise, except by will or the laws of descent and distribution or pursuant to a Qualified Domestic Relations Order, shall vest in the assignee or transferee any interest whatsoever.

8. Securities and Exchange Commission Requirements. If you are a Section 16 insider, this type of transaction must be reported on a Form 4 before the end of the second (2nd) business day following the Date of Grant. Please be aware that if you intend to reject the grant, you should do so immediately after the Date of Grant to avoid potential Section 16 liability. Please advise Dennis Edge and Kim Wolford immediately by e-mail, fax or telephone call if you intend to reject this grant. Absent such notice of rejection, the Company will prepare and file the required Form 4 on your behalf within the required two (2) business-day deadline.

   If you are currently subject to these requirements, you will have already been advised of your status. If you become a Section 16 insider at some future date, reporting will be required in the same manner noted above.

9. Taxes. You will recognize income upon the exercise of the Option in accordance with the tax laws of the jurisdiction that is applicable to you. You agree to promptly pay to the Company the amount of income tax which the Company is required to withhold in connection with the income realized by you in connection with this grant and, unless

prohibited by applicable law, that you hereby authorize the Company to withhold such amount, in whole or in part, from subsequent salary payments, without further notice to you. State income tax and FICA withholding may also be required and will be withheld in the same manner. From time to time, the Committee may, in its sole discretion, determine to satisfy any statutory minimum withholding obligation by another method permitted by the Plan.

10. Other. Neither the action of the Company in establishing the Plan, nor any provision of the Plan, nor any action taken by the Company, your employer, the Committee or the Board of Directors under the Plan, nor any provision of this Agreement shall be construed as giving to you the right to be retained in the employ of the Company or any of its subsidiaries or affiliates.

Exhibit A

POLICY & PROCEDURE NO. 1405-003 — EFFECTIVE DATE: 03/01/11

SUBJECT: Clawback Policy

AFFECTS: McDermott International, Inc. and its subsidiaries and affiliated companies (hereinafter referred to as "the Company")

PURPOSE: To comply with the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") or any other "clawback" provision required by law or the New York Stock Exchange.

GENERAL: On July 21, 2010, the Dodd-Frank Act was signed into law, which requires the Securities and Exchange Commission to issue final rules which require issuers to develop and implement a policy providing for the "clawback" of certain compensation. This policy expresses the Company's intent to comply with the Dodd-Frank Act or any other "clawback" provision required by applicable law or regulation.

POLICY: The Company shall seek to recover any incentive-based award granted to any executive officer of the Company as required by the provisions of the Dodd-Frank Act or any other "clawback" provision required by law or the listing standards of the New York Stock Exchange.

The Company may amend this policy at any time as necessary.

Interpretation Contacts for the above policy are the Senior Vice President, Chief Administration Officer and the Senior Vice President, General Counsel and Corporate Secretary.

Exhibit 10.35

March 5, 2013 Retention Restricted Stock Unit Grant Agreement

2009 McDermott International, Inc. Long-Term Incentive Plan

On February 27, 2013, the Compensation Committee of the Board of Directors (the "Committee") of McDermott International, Inc. ("McDermott" or the "Company") selected you to receive a grant of Restricted Stock Units ("RSUs") under the 2009 McDermott International, Inc. Long-Term Incentive Plan (the "Plan") on March 5, 2013 (the "Date of Grant"). The provisions of the Plan are incorporated herein by reference.

Any reference or definition contained in this RSU Grant Agreement (this "Agreement") shall, except as otherwise specified, be construed in accordance with the terms and conditions of the Plan and all determinations and interpretations made by the Committee with regard to any question arising hereunder or under the Plan shall be binding and conclusive on you and your beneficiaries, estate or personal representatives. The term "Company," as used in this Agreement with reference to employment or service, shall include subsidiaries of McDermott. Whenever the words "you" or "your" are used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to any beneficiary, estate, or personal representative to whom any rights under this Agreement may be transferred by will or by the laws of descent and distribution, they shall be deemed to include any such person or estate. This Agreement shall be subject to the Company's Clawback Policy, which is attached hereto as Exhibit A and is incorporated herein by reference.

Restricted Stock Units

RSU Award. You have been awarded the number of RSUs shown on the Notice of Grant dated March 5, 2013, which is incorporated herein by reference. Each RSU represents a right to receive a share of Company common stock on the Vesting Date (as set forth in the "Vesting Requirements" paragraph below), provided the vesting requirements set forth in this Agreement have been satisfied. No shares of common stock are awarded or issued to you on the Date of Grant.

Vesting Requirements. Subject to the "Forfeiture of RSUs" paragraph below, RSUs do not provide you with any rights or interest therein until they become vested under one or more of the following circumstances (each such date a "Vesting Date"):

- 100% of the RSUs on the second anniversary of the Date of Grant provided you are still employed with the Company on this date;
- 50% of the RSUs if your employment with the Company is involuntarily terminated by reason of a Reduction in Force on or after the first anniversary and prior to the second anniversary of the Date of Grant; and
- 100% of the RSUs on the earliest to occur prior to the second anniversary of the Date of Grant of: (1) the date of termination of your employment from the Company due to death, (2) your disability (as defined in the Plan), or (3) the date a Change in Control (as defined in the Plan) occurs.

For purposes of this Agreement, a "Reduction in Force" shall mean a termination of employment with the Company due to elimination of a previously required position or previously required services, or due to the consolidation of departments, abandonment of facilities or offices, technological change or declining business activities, where such termination is intended to be permanent; or under other circumstances which the Compensation Committee, in accordance with standards uniformly applied with respect to all similarly situated employees, designates as a reduction in force.

Forfeiture of RSUs. RSUs which are not and do not become vested upon your termination of employment with the Company for any reason shall, coincident therewith, terminate and be of no further force or effect.

In the event that, while you are employed by the Company or are performing services for or on behalf of the Company under any consulting agreement, (a) you are convicted of (i) a felony or (ii) a misdemeanor involving fraud, dishonesty or moral turpitude, or (b) you engage in conduct that adversely affects or may reasonably be expected to adversely affect the business reputation or economic interests of the Company, as determined in the sole judgment of the Committee, then all RSUs and all rights or benefits awarded to you under this Agreement shall be forfeited, terminated and withdrawn immediately upon (1) notice to the Committee of such conviction pursuant to (a) above or (2) final determination pursuant to (b) above by the Committee. The Committee shall have the right to suspend any and all rights or benefits awarded to you hereunder pending its investigation and final determination with regard to such matters.

Payment of RSUs. RSUs shall be paid in shares of Company common stock, which shares shall be distributed as soon as administratively practicable, but in no event later than 30 days, after the applicable Vesting Date.

Taxes

You will realize income in connection with this grant of RSUs in accordance with the tax laws of the jurisdictions applicable to you.

By acceptance of this Agreement, you agree that any amount which the Company is required to withhold on your behalf, including state income tax and FICA withholding, in connection with income realized by you under this Agreement will be satisfied by withholding whole units or shares having an aggregate fair market value as equal in value but not exceeding the amount of such required tax withholding, unless the Committee determines to satisfy the statutory minimum withholding obligation by another method permitted by the Plan.

Regardless of the withholding method referred to above, you are liable to the Company for the amount of income tax which the Company is required to withhold in connection with the income realized by you in connection with this Agreement, and you hereby authorize the Company to withhold such amount, in whole or in part, from subsequent salary payments, without further notice to you, if the withholding method referred to above is not utilized or does not completely cover such required tax withholding.

Transferability

RSUs granted hereunder are non-transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order.

Securities and Exchange Commission Requirements

If you are a Section 16 insider, this type of transaction must be reported on a Form 4 before the end of the second (2nd) business day following the Date of Grant. Please be aware that if you intend to reject the grant, you should do so immediately after the Date of Grant to avoid potential Section 16 liability. Please advise Dennis Edge and Kim Wolford immediately by e-mail, fax or telephone if you intend to reject this grant. Absent such notice of rejection, the Company will prepare and file the required Form 4 on your behalf within the required two (2) business-day deadline.

If you are currently subject to these requirements, you will have already been advised of your status. If you become a Section 16 insider at some future date, reporting will be required in the same manner noted above.

Other Information

Neither the action of the Company in establishing the Plan, nor any provision of the Plan, nor any action taken by the Company, your employer, the Committee or the Board of Directors under the Plan, nor any provision of this Agreement shall be construed as giving to you the right to be retained in the employ of the Company or any of its subsidiaries or affiliates.

This award is intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), and ambiguous provisions, if any, shall be construed in a manner that is compliant with or exempt from the application of Section 409A, as appropriate.

Exhibit A

POLICY & PROCEDURE NO. 1405-003 — EFFECTIVE DATE: 03/01/11

SUBJECT: Clawback Policy

AFFECTS: McDermott International, Inc. and its subsidiaries and affiliated companies (hereinafter referred to as "the Company")

PURPOSE: To comply with the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") or any other "clawback" provision required by law or the New York Stock Exchange.

GENERAL: On July 21, 2010, the Dodd-Frank Act was signed into law, which requires the Securities and Exchange Commission to issue final rules which require issuers to develop and implement a policy providing for the "clawback" of certain compensation. This policy expresses the Company's intent to comply with the Dodd-Frank Act or any other "clawback" provision required by applicable law or regulation.

POLICY: The Company shall seek to recover any incentive-based award granted to any executive officer of the Company as required by the provisions of the Dodd-Frank Act or any other "clawback" provision required by law or the listing standards of the New York Stock Exchange.

The Company may amend this policy at any time as necessary.

Interpretation Contacts for the above policy are the Senior Vice President, Chief Administration Officer and the Senior Vice President, General Counsel and Corporate Secretary.

EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows:

	2012	2011	2010	2009	2008
Earnings:					
Income from continuing operations before provision for income taxes and noncontrolling interest	$343,130	$251,291	$303,794	$270,113	$124,415
Interest expense and other	(372)	3,046	2,584	—	4,285
Portion of rents representative of the interest factor	20,239	17,977	15,955	18,032	22,589
	$362,997	$272,314	$322,333	$288,145	$151,289
Fixed charges:					
Interest expense, including amount capitalized	$ 8,568	$ 9,314	$ 14,621	$ 11,673	$ 10,263
Portion of rents representative of the interest factor[1]	20,239	17,977	15,955	18,032	22,589
	$ 28,807	$ 27,291	$ 30,576	$ 29,705	$ 32,852
Ratio of earnings to fixed charges	12.60x	9.98x	10.54x	9.70x	4.61x

[1] 33% of rental expense

EXHIBIT 21.1

McDERMOTT INTERNATIONAL, INC.

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
YEAR ENDED DECEMBER 31, 2012

NAME OF COMPANY	JURISDICTION OF ORGANIZATION	PERCENTAGE OF OWNERSHIP INTEREST
McDermott International Management, Inc.	Panama	100
J. Ray McDermott, S.A.	Panama	100
North Atlantic Vessel, Inc.	Panama	100
J. Ray McDermott (Aust.) Holding Pty Limited	Australia	100
McDermott Australia Pty Ltd	Australia	100
Hydro Marine Services, Inc.	Panama	100
McDermott Asia Pacific Pte Ltd.	Singapore	100
P. T. McDermott Indonesia.	Indonesia	75
J. Ray McDermott International, Inc.	Panama	100
McDermott Middle East, Inc.	Panama	100
McDermott Arabia Holdings, Inc	Panama	6
McDermott Arabia Company Limited	Saudi Arabia	100
J. Ray McDermott (Luxemburg) S.ar.l.	Luxemburg	100
J. Ray Holdings, Inc.	Delaware	100
J. Ray McDermott Holdings, LLC.	Delaware	100
McDermott, Inc.	Delaware	100
McDermott Servicos Offshore do Brasil Ltda.	Brazil	100

The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-97813, No. 333-133976, and No. 333-159129 each on Form S-8 of our reports dated February 28, 2013, relating to the financial statements and financial statement schedule of McDermott International, Inc., and the effectiveness of McDermott International, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of McDermott International, Inc. for the year ended December 31, 2012.

Deloitte & Touche LLP

Houston, Texas
February 28, 2013

EXHIBIT 31.1

CERTIFICATIONS

I, Stephen M. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of McDermott International, Inc. for the year ended December 31, 2012;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2013

/s/ Stephen M. Johnson

Stephen M. Johnson
Chairman of the Board, President and Chief Executive Officer

EXHIBIT 31.2

I, Perry L. Elders certify that:

1. I have reviewed this annual report on Form 10-K of McDermott International, Inc. for the year ended December 31, 2012;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2013

/s/ PERRY L. ELDERS

Perry L. Elders
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

MCDERMOTT INTERNATIONAL, INC.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Stephen M. Johnson, Chairman of the Board, President and Chief Executive Officer of McDermott International, Inc., a Panamanian corporation (the "Company"), hereby certify, to my knowledge, that:

(1) the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2013

/s/ STEPHEN M. JOHNSON

Stephen M. Johnson
Chairman of the Board, President and Chief Executive Officer

EXHIBIT 32.2

MCDERMOTT INTERNATIONAL, INC.

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Perry L. Elders, Senior Vice President and Chief Financial Officer of McDermott International, Inc., a Panamanian corporation (the "Company"), hereby certify, to my knowledge, that:

(1) the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2013

/s/ PERRY L. ELDERS
Perry L. Elders
Senior Vice President and Chief Financial Officer

Shareholder Information

TRANSFER AGENT & REGISTRAR

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
800.446.2617 (inside U.S. & Canada)
781.575.2879 (outside U.S. & Canada)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012

Deloitte & Touche LLP
1111 Bagby
Suite 4500
Houston, Texas 77002-4196
713.982.2000

ANNUAL MEETING

The 2013 Annual Meeting of Stockholders of McDermott International, Inc. will be held on Tuesday, May 7, 2013 at the Westin Houston Hotel, 945 Gessner Road, Houston, Texas 77024, in the Birch Room commencing at 10:00 a.m., local time.

INVESTOR CONTACTS

Questions concerning McDermott's operating and financial performance, or requests for additional information about McDermott, should be directed to:

Steven D. Oldham
Vice President, Treasury
and Investor Relations
281.870.5000

Copies of the annual report and Form 10-K are available and may be obtained by contacting:

McDermott International, Inc.
c/o Investor Relations
757 N. Eldridge Parkway
Houston, Texas 77079
281.870.5000
www.mcdermott.com

Unless the context otherwise requires, the use in this report (other than the Form 10-K) of the term McDermott International, Inc. or McDermott refers to the consolidated enterprise. The use of such terms as company, segments, businesses, units, division, groups, organization, joint venture, we, us, our or it, when referring either to McDermott or to its subsidiaries and affiliates, either individually or collectively, is only for convenience and is not intended to describe legal relationships. For a listing of McDermott International, Inc.'s significant subsidiaries, please refer to its annual report on Form 10-K for the year ended December 31, 2012.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This annual report includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to our backlog, to the extent backlog may be viewed as an indicator of future revenues, statements about our future capital expenditures, including anticipated or estimated costs of the DLV2000 and the LV108, statements regarding the timing of the future delivery or availability of those vessels, statements about future demand from our customers or in specific markets, and statements regarding future vessel utilization levels. These statements involve uncertainties that may impact the Company's expectations and future results of operations. Although McDermott's management believes that the expectations reflected in those forward-looking statements are reasonable, those statements are subject to numerous uncertainties and risks, including, but not limited to, disruptions experienced with customers and suppliers, the inability to retain key personnel, reductions in the capital expenditures of oil companies, adverse changes in the industry in which we operate or credit markets, difficulties in performing projects in backlog, our inability to execute our strategic plan, our inability to compete in engineering and construction opportunities, our inability to anticipate or manage future challenges, changes in project design or schedules, delays in shipyard projects, contract cancellations, change orders and other modifications, and difficulties executing projects. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. For a more complete discussion of information about these and other risk factors, see McDermott's annual report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission. This annual report reflects management's views as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

CORPORATE GOVERNANCE

Copies of McDermott's Corporate Governance Guidelines, Code of Business Conduct, charters for the committees of the Board of Directors and other corporate governance materials are available on our Web site, www.mcdermott.com, at "About Us – Leadership & Corporate Governance," and are available in print to any stockholder who requests a copy in writing to McDermott International, Inc., Corporate Secretary's Office, 757 N. Eldridge Pkwy., Houston, Texas 77079. Information on how stockholders or other interested parties can contact McDermott's nonmanagement directors is also available on our Web site at "About Us – Contact Us."

McDERMOTT INTERNATIONAL, INC.
757 North Eldridge Parkway
Houston, Texas 77079
281.870.5000
www.mcdermott.com


RECYCLED
Paper made from
recycled material
FSC
FSC® C021417